As filed with the Securities and Exchange Commission on January 19, 2006
Registration No. 333-129488

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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AMENDMENT NO. 1
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
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MEDIABAY, INC.
(Exact name of registrant as specified in its charter)

Florida (State or other jurisdiction of incorporation or organization)	5961 (Primary Standard Industrial Classification Code Number)	65-0429858 (IRS employer Identification number)
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2 Ridgedale Avenue - Suite 300 Cedar Knolls, New Jersey 07927 (973) 539-9528 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
________________
Jeffrey Dittus Chief Executive Officer MediaBay, Inc. 2 Ridgedale Avenue - Suite 300 Cedar Knolls, New Jersey 07927 (973) 539-9528
(Name, address, including zip code, and telephone number, including area code, of agent for service)
_________________ Copy to: Robert J. Mittman, Esq. Brad L. Shiffman, Esq. Blank Rome LLP 405 Lexington Avenue New York, New York 10174 Telephone: (212) 885-5000 Facsimile: (212) 885-5001

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ ____

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ _____

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

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THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated January 19, 2006

PRELIMINARY PROSPECTUS
MEDIABAY, INC.

2,130,682 Shares of Common Stock
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This prospectus relates to up to 2,130,682 shares of the common stock of MediaBay, Inc., which have been registered by us for resale by one of our securityholders pursuant to this prospectus. All of these registered shares are issuable, or may in the future become issuable, upon the selling securityholder’s conversion of its shares of our Series D preferred stock, our payment of dividends on such preferred stock or the selling securityholder’s exercise of warrants.

The offered shares may only be offered for resale by the selling securityholder pursuant to this prospectus if and when they are actually issued. We will not receive any of the proceeds from any sale of the registered shares by the selling securityholder. We will, however, receive proceeds from any cash exercise of the selling securityholder’s warrants.

The common stock may be offered from time to time by the selling securityholder through ordinary brokerage transactions in the over-the-counter markets, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices and in other ways as described in the “Plan of Distribution.”

Our common stock was quoted on the Nasdaq National Market under the symbol “MBAY” from November 15, 1999 to October 25, 2005. From October 25, 2005 to November 25, 2005, our common stock temporarily traded under the symbol “MBAYD” as a result of a one-for-six reverse stock split we effected in October 2005. On November 25, 2005, our common stock has resumed trading under the symbol “MBAY.” On January 18, 2006, the closing sale price of our common stock as reported by the Nasdaq National Market was $1.28 per share.

An investment in our common stock is speculative and involves a high degree of risk. See “Risk Factors” beginning on Page 3.

All references herein to the number of shares of our common stock outstanding and all per share data and stock option, warrant and convertible security data relating to our common shares have been adjusted for all periods presented to give retroactive effect to our October 2005 1-for-6 reverse stock split.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

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The date of this prospectus is ______________, 2006.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all the information that you should consider before investing in our common stock. You should read this entire prospectus carefully, including “Risk Factors” and our consolidated financial statements and related notes, before making an investment decision. All references to “we,” “us,” “our,””MediaBay” or “our company” refer to MediaBay, Inc. and, where appropriate, our consolidated subsidiaries.

Our company

MediaBay is a digital media and publishing company specializing in spoken audio entertainment, such as audio readings of books, newspapers, magazines, original productions and radio broadcast transcripts, each of which audio readings is referred to as a title. We offer thousands of audio titles, comprising over 75,000 hours of aggregate audio content, which we distribute via mail order, our websites and some of the nation’s largest retailers. Our titles can be purchased in digital format via Internet downloads through subscription services at a flat monthly fee for a specified number of titles per month, and/or on a per title, or a la carte, basis. Our titles can also be obtained in hard copy format, such as compact discs (CDs) and audiocassettes.

Today we have two principal content libraries: (1) audiobooks which we sell via digital download and on CD and cassette, through Soundsgood.com, the Audio Book Club and third-party websites; and (2) an archive of the history of American radio which we produce and sell on CD and cassettes through our catalog, a mail order based continuity program, and retail outlets, and in digital format through our on-line download subscription service and third-party websites.  We broadcast our radio programs through a syndicated radio show on 200 commercial stations across the United States, as well as its 24-hour Radio Classics channels on Sirius and XM Satellite Radio.

We are transitioning our business from selling hard goods primarily via mail order to digital distribution via wireless and Internet downloads. Our distribution strategy is two pronged: (1) to wholesale our audio content to the leading music services, broadband portals, cell phone and satellite radio companies, both domestically and internationally; and (2) to operate our own downloadable content stores and subscription services which are co-branded via partnerships with celebrities and corporate affiliates, each chosen specifically to reach the targeted demographics known to be interested in its content. In addition to our growing list of marketing partners, we intend to use various means to market our downloadable content stores, including marketing to our existing customer list of approximately 2.5 million audiobook buyers that participated in the AudioBookClub or have purchased from Radio Spirits, as well as working with manufacturers of digital music players, smart phones, and PDAs to include samples of our audio content for consumers to preview when they purchase these new devices, with the hope that these samples will attract consumers to our content stores.

In October 2005, we launched our new digital storefront and technology platform, www.Soundsgood.com. Soundsgood.com is a fully enabled digital download service that offers thousands of digital audiobooks, classic radio shows and other spoken word audio content on a per title basis or as part of a monthly subscription. The service offers users audio content that can be downloaded directly to the user’s personal computer, burned to CD or transferred to any Window’s Media compatible device that plays secured WMA (Windows Media Audio) files. There are over 70 digital devices on the market today that are compliant with Microsoft Corporation’s “PlaysforSure”™ digital rights management and device platform, which means they can play WMA formatted digital files, and we are working closely with Microsoft Corporation to ensure that our content works seamlessly on these devices and the many new smart cellular phones that will run the new Windows Mobile 5.0 operating system.

To expand the digital distribution of our audio content, we recently executed an exclusive distribution agreement with Microsoft's MSN Music to provide our spoken word content to the MSN audience, which has 350 million unique monthly visitors, and a content distribution agreement with Real Networks, which operates Rhapsody, the largest music subscription service in the United States.  In addition, we have executed a promotional agreement with WFAN and the Imus in the Morning Show to promote Soundsgood.com nationally on close to 100 radio stations across the country and simulcast on MSNBC television five days a week. Imus program listeners will be directed to SoundsGood.com following interviews with authors who appear on the show. SoundsGood.com will be branded as the show's exclusive bookseller, and listeners will be informed how they can access audiobooks and programs, via digital downloads or on traditional media such as CDs and cassette tapes. We have also executed distribution agreements for our growing library of classic radio ring tones which will soon be, or are available on Nextel, Verizon, Alltell, T-Mobile Alltel, nTelos, Midwest Wireless, Verizon Wireless and Verizon Wireless Puerto Rico services.

We have acquired the rights to distribute digital audiobooks from substantially all of the major publishing houses in the United States and have a growing number of titles with various international rights of distribution. Our content library consists of all genres of audiobooks, classic American radio shows, educational courses, university lectures, theatre plays, self improvement courses, television soundtracks, stand-up comedy, children’s storytelling, parenting advice and study guides.

We were incorporated in Florida in August 1993 under the name Audio Book Club, Inc. In October 1999, we changed our name to MediaBay, Inc. Our principal executive offices are located at 2 Ridgedale Avenue - Suite 300, Cedar Knolls, New Jersey 07927. Our telephone number is (973) 539-9528. Our principal internet addresses are MediaBay.com, Soundsgood.com, RadioSpirits.com and Audiobookclub.com. Information contained on these web sites and our other web sites is not deemed part of this prospectus.

Recent Developments

On October 25, 2005, we effected a one-for-six reverse stock split of our common stock. Unless we tell you otherwise, the information in this prospectus, including our consolidated financial statements, has been adjusted to give retroactive effect to this reverse stock split.

RISK FACTORS

You should carefully consider the following risks and all other information set forth in this prospectus before deciding to invest in shares of our common stock. If any of the events or developments described below actually occurs, our business, financial condition and results of operations may suffer. In that case, the trading price of our common stock may decline and you could lose all or part of your investment.

Risks related to our business

We have a history of losses, are not currently profitable, and expect to incur losses in the future.

Since our inception, we have incurred significant losses. As of September 30, 2005, we had incurred an accumulated deficit of approximately $157.1 million. Losses are continuing and are expected to continue. We may not be able to achieve and sustain profitable operations.

Our revenues have declined significantly and will continue to decline. We do not intend to devote sufficient funds to market to attract new Audio Book Club members and our revenue bases will continue to erode.

Because we significantly reduced our marketing expenditures for new members, our club membership and revenues declined significantly. Sales for the year ended December 31, 2004 and nine months ended September 30, 2005 decreased 49% and 51% as compared to the year ended December 31, 2003 and nine months ended September 30, 2004, respectively. Audio Book Club sales for the year ended December 31, 2004 and nine months ended September 30, 2005 decreased 53% and 58% compared to the year ended December 31, 2003 and nine months ended September 30, 2004, respectively, as a result of a reduction in our advertising expenditures for new members. We do not anticipate conducting any significant new member acquisition marketing of Audio Book Club as we have moved to a new strategy to grow our business. As a result, our revenues will continue to decline until such time, if ever, as we successfully implement our new strategies.

We may be unable to anticipate changes in consumer preference for our products and may lose sales opportunities.

Our success depends largely on our ability to anticipate and respond to a variety of changes in the audiobook and old-time radio industries. These changes include economic factors affecting discretionary consumer spending, modifications in consumer demographics and the availability of other forms of entertainment. The audiobook and old-time radio markets are characterized by changing consumer preferences, which could affect our ability to:

•	plan for product offerings;

•	introduce new titles;

•	anticipate order lead time;

•	accurately assess inventory requirements; and

•	develop new product delivery methods.

We may not be able to license or produce desirable spoken word content, which could reduce our revenues.

We could lose sales opportunities if we are unable to continue to obtain the rights to additional premium spoken word content. We rely on third-party content providers to offer downloads of premium spoken word content. These third party providers include publishers. In some cases, we may be required to pay substantial fees to obtain this third party content. In order to provide a compelling service, we must license a wide variety of spoken word content to our customers with attractive usage rules such as recording, output to digital audio devices, portable subscription rights and other rights. In addition, if we do not have sufficient breadth and depth of the titles necessary to satisfy increased demand arising from growth in our customer base, our customer satisfaction may be affected adversely. We cannot guarantee that we will be able to secure licenses to spoken word content or that such licenses will be available on commercially reasonable terms. Some of our license agreements expire over the several months unless they are renewed.

If our third-party providers fail to perform their services properly, we may not be able to service our customers properly and our operations may not function effectively.

Third-party providers conduct all of our Audio Book Club and a majority of our Radio Spirits customer service operations and process orders and collect payments for us. If these providers fail to perform their services properly, we, in turn, may not be able to service our customers properly, and, as a result, our Audio Book Club and Radio Spirits’ customers could develop negative perceptions of our business, our operations might not function efficiently, collections of receivables could be delayed, our revenue could decline and our expenses could increase.

If our marketing strategies to acquire new customers are not successful our sales growth will decline and our costs could increase.

Many factors beyond our control, such as the public’s receptiveness to direct mail solicitations, may affect the success of our marketing strategies. If our direct mail, internet and other marketing strategies are not successful, our per customer acquisition costs may increase and we may acquire fewer new customers than anticipated or the customers we do acquire may not purchase as many products as we anticipate, return products at a higher rate than we expect or fail to pay for their purchases. As a result, our sales growth would be inhibited and our costs would increase.

New laws addressing the sending of e-mails may limit our ability to market or subject us to penalties.

New laws recently enacted to limit “spam” e-mails may impact our ability to conduct e-mail campaigns. While we attempt to only use “opt-in” e-mail addresses (those belonging to customers that have affirmatively elected to receive emails from us) and to work with third parties whose lists consist of “opt-in” e-mails, the law may limit the number of third parties whose lists we can use or significantly reduce the number of e-mails within these lists. Limitations on our ability to continue the use of e-mail marketing campaigns could adversely affect our ability to attract new customers and increase our cost to acquire new customers.

If we are unable to collect our receivables in a timely manner, our cash flow and our operating results could decline.

We experienced bad debt rates of approximately 4.4% and 10.8%, resulting in bad debt expense of $829,000 and $3,900,000, during the years ended December 31, 2004 and 2003, respectively. We are subject to the risks associated with selling products on credit, including delays in collection or uncollectibility of accounts receivable. If we experience significant delays in collection or uncollectibility of accounts receivable, our liquidity and working capital position could suffer and we could be required to increase our allowance for doubtful accounts, which would increase our expenses and reduce our assets.

We face significant competition from a wide variety of sources for the sale of our products, which could prevent us from significantly increasing our revenues.

We may not be able to compete effectively because of the significant competition in our markets from many competitors, many of whom are better financed and have greater resources than us, and from other products providing similar entertainment value, such as music on cassettes and CDs, printed books, videos and DVDs. We also compete with (i) book store chains deep-discount retailers, retail stores, mass merchandisers, mail order catalogs, clubs, and libraries that sell, rent, or loan audiobooks on cassette tape or CD, such as Borders, Barnes & Noble, (ii) online retailers such as Amazon.com, (iii) websites that offer streaming access to spoken audio content using tools such as the RealPlayer or Windows Media Player, (iv) other companies offering services similar to ours, such as Audible AudioFeast, iTunes, and (v) online and Internet portal companies such as America Online, Inc., and Yahoo! Inc., and, which have the potential to offer audio content. Moreover Audible, Inc., has begun to establish itself as a leader in downloadable spoken word content distribution. Many of these competitors are well-established companies, which could use or adapt their current technologies or purchase technology to provide a service directly competitive with our service or products and which have greater financial resources that enable them to better withstand substantial price competition or downturns in the market for spoken word content. Additionally, the business of providing content over the Internet is experiencing rapid growth and is characterized by rapid technological changes, changes in consumer habits and preferences, and the emergence of new and established companies, all of which could affect our ability to compete.

We have not fully complied with the terms of all of our license agreements and failure to do so may impair our ability to license products from some rightsholders.

As of September 30, 2005, we had past due royalty payments under our licensing agreements aggregating $1,300,000. The publishers and other rightsholders to whom these payments would be payable have not requested royalty statements or payments. These amounts are accrued for and reflected in our financial statements.

Additional risks relating to our change in strategy and our downloadable spoken word content offerings and online initiatives

We are pursuing a new strategy of pursuing the opportunities to sell downloadable spoken word content and selling hard good format content online. We have limited experience in the emerging and competitive downloadable content distribution business and cannot assure you that we will be successful in transitioning, operating and growing our business. In the event that we are unable to successfully implement our new strategy, we will be required to pursue alternative business strategies, such as seeking to enter new markets or finding strategic partners with greater financial marketing and other resources, and if we are unable to do so, discontinue operations.

Our new strategy to focus on downloadable spoken word content and our online initiatives is subject to many uncertainties and could result in continuing losses and declining revenues until such time, if ever, it is successfully implemented.

Historically, we have sold audiobooks through a membership club format and other spoken word content, substantially all in hard goods format (audio cassettes and compact discs). Over the past two years, we significantly reduced our new member and customer marketing activities.

Because we are pursuing a new strategy, which focuses on downloadable spoken word content, we have transitioned the Audio Book Club to a positive option drop ship business and will not devote the funds necessary to acquire new Audio Book Club members to offset member attrition. As a result, our revenue will continue to decline, which will continue to negatively impact our performance. We expect this trend to continue until such time, if ever, as we generate significant revenue from the sale of downloadable spoken word content and attract and establish a meaningful customer base for our online websites or other websites we may develop. There can be no assurance that we will meet these launch dates, or be able to successfully implement our new strategies or that implementation will result in increased revenues or profitable operations.

The download spoken word distribution business is new and rapidly evolving and may not prove to be a profitable or even viable business model.

Download spoken word distribution services are a relatively new business model for delivering digital media over the Internet. It is too early to predict whether consumers will accept, in significant numbers, online spoken word content services and accordingly whether the services will be financially viable. If download spoken word distribution services do not prove to be popular with consumers, or if these services cannot sustain any such popularity, our business and prospects would be harmed.

The market for our service is uncertain and if consumers are not willing to use the Internet to purchase spoken audio content, our revenues will be limited.

Downloading audio content from the Internet is a relatively new method of distribution and its growth and market acceptance is highly uncertain. Our success will depend in large part on more widespread consumer willingness to purchase and download spoken audio content over the Internet. Purchasing this content over the Internet involves changing purchasing habits, and if consumers are not willing to purchase and download this content over the Internet, our revenue will be limited. We believe that acceptance of this method of distribution may be subject to network capacity constraints, hardware limitations, company computer security policies, the ability to change user habits, and the quality of the audio content delivered.

Manufacturers of electronic devices may not manufacture, make available, or sell a sufficient number of products suitable for our service, which would limit our revenue growth.

If manufacturers of electronic devices do not manufacture, make available, or sell a sufficient number of electronic devices enabled with the Windows Media Platform for downloadable spoken word content or if these players do not achieve sufficient market acceptance our sales could be adversely affected and our business will be materially and adversely affected. Microsoft competes with others for relationships with manufacturers of electronic devices with audio playback capabilities. Manufacturers of electronic devices have experienced delays in their delivery schedule of their digital players due to parts shortages and other factors. Although the content we intend to provide can be played on personal computers and burned to CDs for later listening, we believe that a key to our future success is the ability to playback this content on hand-held electronic devices that have digital audio capabilities.

If we do not provide digital rights management solutions in our download distribution services, content providers may refuse to license content to us and consumers may not purchase our content.

We must provide digital rights management solutions and other security mechanisms in our download spoken word distribution services in order to address concerns of content providers and authors, and we cannot be certain that content licensors or consumers will accept them. Content providers may be unwilling to continue to support portable subscription services. Consumers may be unwilling to accept the use of digital rights management technologies that limit their use of content, especially with large amounts of free content readily available.

Third-party providers of digital rights management software, such as Microsoft, may be unwilling to continue to provide such software to us upon reasonable or any terms. If we are unable to acquire these solutions on reasonable or any terms, or if customers are unwilling to accept these solutions, our business and prospects could be harmed.

Capacity constraints and failures, delays, or overloads could interrupt our service and reduce the attractiveness of downloading spoken word to potential customers.

Any capacity constraints or sustained failure or delay in downloading spoken word could reduce the attractiveness of downloading spoken word products which could materially and adversely affect our ability to implement our new strategy. The success of our new strategy depends on our ability to electronically, efficiently, and with few interruptions or delays distribute spoken audio content to potential customers. Accordingly, the performance, reliability, and availability of our Website, our transaction processing systems and our network infrastructure are critical to our operating results. We believe the potential instability of the Internet could mean that periodic interruptions to our new service could occur. These interruptions might make it difficult to download audio content from our Website in a timely manner and jeopardize prospective customer relationships.

Because we do not have a comprehensive disaster recovery plan and have only limited back-up systems, a disaster could severely damage our operations and could result in loss of customers.

If our computer systems are damaged or interrupted by a disaster for an extended period of time, our business, results of operations, and financial condition would be materially and adversely affected. We do not have a comprehensive disaster recovery plan in effect. Our operations depend upon our ability to maintain and protect our computer systems; all of which are located in our headquarters and at a third-party offsite hosting facility. Although we maintain insurance against general business interruptions, we cannot assure you that the amount of coverage will be adequate to compensate us for our losses.

Problems associated with the Internet could discourage use of Internet-based services and adversely affect our business could grow more slowly than anticipated or fail to grow.

If the Internet fails to develop or develops more slowly than we expect as a commercial medium, our business may also grow more slowly than we anticipate or fail to grow. Our success will depend in large part on increasing use of the Internet. There are critical issues concerning the commercial use of the Internet which we expect to affect the development of the market for downloadable spoken word, including:

•	secure transmission of customer credit card numbers and other confidential information;

•	reliability and availability of Internet service providers;

•	cost of access to the Internet;

•	availability of sufficient network capacity; and

•	ability to download audio content consistent with computer security measures employed by businesses.

If we are unable to offer downloads of our content on non-PC drivers, we may fail to capture a significant share of the market for digital media services and our revenues may be limited.

In the coming years, the number of individuals who access digital content through devices other than a personal computer, such as personal digital assistants, cellular telephones, television set-top devices, game consoles and Internet appliances, is expected to increase dramatically. Manufacturers of these types of products are increasingly investing in media-related applications, but development of these devices is still in an experimental stage and business models are new and unproven. If we are unable to offer downloads of spoken word content on these alternative non-PC devices, we may fail to capture a sufficient share of an increasingly important portion of the market for digital media services and our revenues may be limited.

We could be sued for content that we distribute over the Internet, which could subject us to substantial damages.

A lawsuit based on the spoken word content we intend to distribute could be expensive and damaging to our business. As a distributor and publisher of content over the Internet, we may be liable for copyright, trademark infringement, unlawful duplication, negligence, defamation, indecency, and other claims based on the nature and content of the materials that we publish or distribute to customers. Our liability insurance may not cover claims of these types or may not be adequate to protect us from the full amount of the liability. If we are found liable in excess of the amount of our insurance coverage, we could be liable for substantial damages. Our reputation and business may suffer even if we are not liable for significant financial damages.

Future government regulations may increase our cost of doing business on the Internet, which could adversely affect our cost structure.

Laws and regulations applicable to the Internet, covering issues such as user privacy, pricing, and copyrights are becoming more prevalent. The adoption or modification of laws or regulations relating to the Internet could force us to modify our services in ways that could adversely affect our cost structure and limit our ability to rent our customer lists to third parties and limits our ability to utilize third parties for collection efforts.

We may not be able to protect our licenses or our intellectual property, which could jeopardize our competitive position. Unauthorized duplication of the content we sell could result in our liability for substantial damages and discourage other content providers from entering into agreements with us.

If we fail to protect our customer lists, licenses or our intellectual property, we may be exposed to expensive litigation or risk jeopardizing our competitive position. The steps we have taken may be inadequate to protect our licenses or other intellectual property. We rely on a combination of licenses, confidentiality agreements, and other contracts to establish and protect our intellectual property rights.

We believe that we are able to license spoken word audio content in part because our service has been designed to reduce the risk of unauthorized duplication and playback of audio files. If these security measures fail, our content may be vulnerable to unauthorized duplication playback. If others duplicate the content we provide without authorization, content providers may terminate their agreements with us and hold us liable for substantial damages. Although we maintain general liability insurance, including insurance for errors or omissions, we cannot assure you that the amount of coverage will be adequate to compensate us for these losses. Security breaches might also discourage other content providers from entering into agreements with us. We may be required to expend substantial money and other resources to protect against the threat of security breaches or to alleviate problems caused by these breaches.

We may have to litigate to enforce our licenses or other intellectual property rights or to determine the validity and scope of the proprietary rights of others. Litigation could result in substantial costs and the diversion of our management and other resources, which would harm our business.

Other companies may claim that we infringe their copyrights or patents, which could subject us to substantial damages.

Any claims of infringement could cause us to incur substantial costs defending against the claim, even if the claim is invalid, and could distract our management from our business. A party making a claim could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from offering downloads of spoken word content.

Risks Relating to Our Capital Structure

Our ability to use our net operating losses will be limited in future periods, which could increase our tax liability.

Under Section 382 of the Internal Revenue Code of 1986, utilization of prior net operating losses is limited after an ownership change, as defined in Section 382, to an annual amount equal to the value of the corporation’s outstanding stock immediately before the date of the ownership change multiplied by the long-term tax exempt rate. In the event we achieve profitable operations, any significant limitation on the utilization of net operating losses would have the effect of increasing our tax liability and reducing after tax net income and available cash reserves. We are unable to determine the availability of net operating losses since this availability is dependent upon profitable operations, which we have not achieved in prior periods.

The number of shares of common stock which are available for sale upon exercise of convertible preferred stock and exercise of warrants and options is substantial in relation to our currently outstanding common stock and the public float of our common stock, and could cause downward pressure on the market price for our common stock.

The number of shares of common stock registered for resale upon exercise of convertible preferred stock and exercise of warrants and options is significantly greater than the number of shares currently outstanding and in the public float. If those securityholders determine to sell a significant number of shares into the market at any given time, there likely will not be sufficient demand in the market to purchase the shares without a decline in the market price for our common stock. Moreover, continuous sales into the market of a number of shares in excess of the typical trading market for our common stock, or even the availability of such a large number of shares, could continue to depress the trading market for our common stock over an extended period of time.

A large number of shares of our common stock could be sold in the market in the near future, which could depress our stock price.

As of January 19, 2006, we had outstanding approximately 10,439,284 shares of common stock. In addition, a substantial portion of our shares are currently freely trading without restriction under the Securities Act of 1933, having been registered for resale or held by their holders for over two years and are eligible for sale under Rule 144(k). There are currently outstanding options and warrants to purchase and convertible preferred stock convertible into an aggregate of approximately 18.8 million shares of our common stock and substantially all of the underlying shares are available for sale under effective registration statements. To the extent any of our warrants or options are exercised or convertible preferred stock is converted, your percentage ownership will be diluted and our stock price could be further adversely affected. Moreover, as the underlying shares are sold, the market price could drop significantly if the holders of these restricted shares sell them or if the market perceives that the holders intend to sell these shares.

Because our board of directors consists of three classes, it may be more difficult for a third party to acquire our company.

Our by-laws divide our board of directors into three classes, serving staggered three-year terms. As a result, a shareholder acquiring a majority of the voting stock may not be able to appoint a majority of the members of our board of directors upon acquiring majority ownership because at least two annual meetings, instead of one, will be required to effect a change of control of a majority of the members of the board of directors. The staggered board of directors may make it more difficult for a third party to acquire, or may discourage acquisition bids for our company.

Our outstanding preferred stock and our ability to designate additional preferred stock could adversely affect the rights of our common stockholders.

Our articles of incorporation authorize our board of directors to issue up to 5,000,000 shares of “blank check” preferred stock without shareholder approval, in one or more series and to fix the dividend rights, terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, and any other rights, preferences, privileges, and restrictions applicable to each new series of preferred stock. We currently have three series of preferred stock outstanding all of which have liquidation preferences senior to our common stock. One of these series have approval rights with respect to amendments to our articles of incorporation which adversely affect the preferred stock, incurrence of indebtedness, payment of dividends and distributions, redemption of capital stock, the creation of other series of capital stock convertible into our common stock. Moreover, two of the series of preferred stock have voting rights, including an approval right with respect to certain corporate events, such as, mergers and other business contribution and certain sales and transfer of assets. The existence of our outstanding preferred stock and designation of additional series of preferred stock in the future could, among other results, adversely affect the voting power of the holders of common stock and, under certain circumstances, could make it difficult for third parties to gain control of our company, prevent or substantially delay a change in control, discourage bids for our common stock at a premium, or otherwise adversely affect the market price of our common stock.

SPECIAL INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus and in the documents incorporated by reference herein constitute “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this prospectus, including, without limitation, statements regarding our future financial position, business strategy, budgets, projected costs and plans and objectives of our management for future operations are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” or “continue” or the negative thereof or variations thereon or similar terminology. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we cannot assure you that such expectations will prove to be correct. These forward looking statements involve certain known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any results, performances or achievements expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially from our expectations, include, without limitation our ability to implement our new strategy and transition our business and the risks related thereto: our history of losses and declining revenues; our ability to license and sell new spoken word content, obtain additional financing, anticipate and respond to changing customer preferences, license and produce desirable content, protect our databases and other intellectual property from unauthorized access, and collect receivables; dependence on third-party providers, suppliers and distribution channels; competition; the costs and success of our marketing strategies, product returns, member attrition; and risks relating to our capital structure. Undue reference should not be placed on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to update any forward-looking statements.

USE OF PROCEEDS

We will not receive any proceeds from any sales of shares of common stock made from time to time hereunder by the selling securityholder. Any proceeds we receive from the selling securityholder’s exercise of warrants with cash or exercise of its option to purchase additional shares of Series D preferred stock and additional warrants, will be added to our working capital. If the selling securityholder exercises for cash its currently outstanding warrants to purchase an aggregate of 454,546 shares of our common stock, we will receive proceeds of approximately $1,527,000. If the selling securityholder exercises its option to purchase additional shares of our Series D Preferred Stock and additional warrants exercisable for 113,636 shares of our common stock, we would receive proceeds of $750,000, and, if it exercises for cash the additional warrants issued upon exercise of such option, we would receive approximately an additional $382,000 in proceeds. There can be no assurance that the selling securityholder will exercise its option or any of its warrants. We have agreed to bear the expenses in connection with the registration of the common stock offered by the selling securityholder for resale pursuant to this prospectus.

PRICE RANGE OF OUR COMMON STOCK

Our common stock has been quoted on the Nasdaq National Market since November 15, 1999. From November 15, 1999 to October 24, 2005 it was quoted under the symbol “MBAY,” from October 25, 2005 to November 25, 2005 it temporarily traded under the symbol “MBAYD” as a result of a 1-for-6 reverse split of our common stock effected on October 25, 2005, and beginning November 25, 2005 it resumed trading under the symbol “MBAY.” The following table shows the high and low sales prices of our common stock as reported by the Nasdaq National Market for the fiscal quarters indicated, after giving retroactive effect to our October 2005 reverse stock split.

	High	Low
Fiscal Year Ended December 31, 2004
First Quarter	$9.54	$3.12
Second Quarter	$4.32	$2.16
Third Quarter	$2.94	$1.50
Fourth Quarter	$11.46	$1.98
Fiscal Year Ended December 31, 2005
First Quarter	$9.54	$3.06
Second Quarter	$4.14	$2.34
Third Quarter	$4.20	$1.44
Fourth Quarter	$2.31	$1.20

On January 18, 2006 the last reported sale price of our common stock on the Nasdaq National Market was $1.28 per share. As of such date, there were approximately 149 record owners of our common stock; however, a number of our shares are held in street name and as such we believe that the actual number of beneficial owners is higher.

DIVIDEND POLICY

We have never declared or paid and do not anticipate declaring or paying any dividends on our common stock in the near future. Any future determination as to the declaration and payment of dividends will be at the discretion of our Board of Directors and will depend on then existing conditions, including our financial condition, results of operations, capital requirements, business factors and other factors as our Board of Directors deems relevant.

SELECTED FINANCIAL DATA

 We have derived the selected statement of operations data for the years ended December 31, 2002, 2003 and 2004 from our audited consolidated financial statements that are included in this prospectus. We have derived the selected statement of operations data for the years ended December 31, 2000 and 2001 and the selected consolidated balance sheet data as of December 31, 2000, 2001 and 2002 from our audited consolidated financial statements that are not included in this prospectus. We have derived the selected consolidated statement of operations data for the nine months ended September 30, 2004 and 2005 and the selected consolidated balance sheet data as of September 30, 2005 from our unaudited consolidated financial statements that are included in this prospectus. Our unaudited consolidated financial statements include, in the opinion of our management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of those statements.

As a result of such factors as the capitalization and write-off of direct response advertising costs, recording of goodwill write-offs, strategic charges and income tax benefit and subsequent expense, as well as fluctuations in operating results depending on the timing, magnitude and success of Audio Book Club new member advertising campaigns, and the changes in our strategy made in 2004, all as discussed elsewhere herein, comparisons of our historical operating results from year to year may not be meaningful.  In addition, our historical results are not necessarily indicative of results to be expected for future periods, and results for the nine months ended September 30, 2005 are not necessarily indicative of results that may be expected for the entire year ending December 31, 2005.

You should read the following selected consolidated financial data together with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section appearing elsewhere herein and with our consolidated financial statements and accompanying notes appearing at the end of this prospectus:

Statement of Operations Data:	(In thousands, except per share data)
	Years Ended December 31,
	2000	2001	2002	2003	2004
Net sales	$44,426	$41,805	$45,744	$36,617	$18,831
Cost of sales	23,044	19,783	20,651	17,479	8,802
Cost of sales - write-downs	—	2,261	—	—	3,745
Advertising and promotion	11,023	11,922	10,156	9,988	4,700
Advertising and promotion - write-downs	—	3,971	—	—	846
Bad debt expense	2,583	2,536	2,821	3,940	829
General and administrative	11,823	8,947	8,347	6,816	6,043
Asset write-downs and strategic charges	—	7,044	—	749	—
Severance and other termination costs	—	—	—	544	—
Depreciation and amortization	7,984	5,156	1,314	328	144
Non-cash write-down of intangibles	—	—	1,224	—	—
Non-cash write-down of goodwill	38,226	—	—	—	—
Operating (loss) income	(50,257)	(19,815)	1,231	(3,227)	(6,278)
Interest income (expense), net	(2,940)	(2,790)	(2,974)	(1,925)	(9,082)
Loss on early extinguishment of debt	(2,152)	—	—	—	—
Loss before income tax benefit (expense)	(55,349)	(22,605)	(1,743)	(5,152)	(15,360)
Income tax benefit (expense)	—	17,200	(550)	(1,471)	(14,753)
Net loss	(55,349)	(5,405)	(2,293)	(6,623)	(30,113)
Dividends on preferred stock	—	—	217	246	574
Net loss applicable to common shares	$(55,349)	$(5,405)	$(2,510)	$(6,869)	$(30,687)

Basic and diluted loss applicable to common shares	$(26.10)	$(2.34)	$(1.08)	$(2.94)	$(10.26)
Basic and diluted weighted average number of shares outstanding	2,120	2,310	2,348	2,350	2,996

Statement of Operations Data (continued):	(In thousands, except per share data)
	Nine months ended September 30,
	2005	2004
	(unaudited)
Sales, net of returns, discounts and allowances of $1,554 and $4,286 for the nine months ended September 30, 2005 and 2004, respectively	$7,012	$14,334
Cost of sales	4,101	6,672
Cost of sales - strategic charges	305	2,100
Gross profit	2,606	5,562
Expenses:
Advertising and promotion	1,265	3,758
General and administrative	5,295	5,301
Termination charges	697	—
Depreciation and amortization	58	116
Operating loss	(4,709)	(3,343)
Interest income	167	—
Interest expense	752	6,808
Loss on early extinguishment of debt	579	1,532
Net loss	(5,873)	(11,691)
Dividends on preferred stock	1,127	378
Deemed dividend on beneficial conversion of Series D Preferred Stock	17,423	—
Net loss applicable to common shares	$(24,423)	$(12,061)

Basic and diluted loss per share applicable to common shares	$(3.82)	$(4.40)

Balance Sheet Data:	(In thousands, except per share data)
	As of December 31,					As of September 30,
	2000	2001	2002	2003	2004	2005

Working capital (deficit)	$313	$(4,167)	$(4,336)	$(20,165)	$720	$7,962
Total assets	49,932	44,452	48,619	36,893	16,576	23,745
Current liabilities	17,103	15,491	18,984	29,194	5,905	4,684
Long-term debt (less current portion)	15,340	15,849	14,680	—	16,852	615
Common stock subject to contingent put rights	758	758	758	125	—	—
Total common stockholders' equity (deficit)	$12,939	$8,562	$10,405	$6,949	$(6,181)	$18,446

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

We are a seller of spoken audio and nostalgia products, including audiobooks and old-time radio shows, through direct response, retail and Internet channels. Our content and products are sold in multiple formats, including physical (cassette and compact disc) and secure digital download formats.

On March 23, 2005, we received an infusion of $35 million in private equity financing from several institutional investors. We retired all of our borrowings and our cash reserves increased to approximately $16.5 million. Because of this financing, we believe that we have sufficient cash to operate our business for at least twelve months.

We report financial results on the basis of four business segments; Corporate, Audio Book Club, Radio Spirits and MediaBay.com. A fifth division, RadioClassics, is aggregated with Radio Spirits for financial reporting purposes. Except for corporate, each segment serves a unique market segment within the spoken word audio industry. In 2004, our Audio Book Club segment had net sales of approximately $12.3 million, our Radio Spirits segment had net sales of approximately $6.4 million, our MediaBay.com segment had sales of approximately $0.2 million and we had eliminating inter-segment sales of $0.1 million.

We derive our principal revenue through sales of audiobooks, classic radio shows and other spoken word audio products directly to consumers principally through direct mail. We also sell classic radio shows to retailers either directly or through distributors. We derive additional revenue through rental of our proprietary database of names and addresses to non-competing third parties through list rental brokers. We also derive a small amount of revenue from advertisers who advertise on our nationally syndicated classic radio shows.

New sources of entertainment media continue to grow as the quantity and variety of content and its sources proliferate. The Internet has emerged as a powerful global communications and entertainment media, giving millions of people the ability to access large amounts of valuable pay-for-access media. Additionally, recent advances in technologies have made it possible to deliver digital downloads of music and spoken word content, such as audiobooks, newspapers and magazines. A key driving force in consumer acceptance of digital downloads has been the emerging market for handheld devices that play digital or compressed audio. Over the past few years, the music industry has been successful in creating a market for digital downloads. According to a report published January 19, 2006 by the International Federation of the Phonographic Industry, global sales of music via the Internet and mobile phones proliferated in 2005, generating sales of $1.1 billion for record companies a threefold increase on 2004.  Accordingly, our strategy is to provide digital audio books to this rapidly growing audience of music buyers and mobile phone users who are using different broadband and wireless technologies to access their audio content.

As a provider of secure WMA audio content, we hope to take advantage of the large worldwide installed base of windows media players on consumers desktops worldwide, and the growing number of smart phones that are being shipped with the new Windows Mobile 5.0 platform which includes a mobile windows media player that enables playback of the content on these mobile devices.  While we cannot predict the adoption rate for our content on this technology platform, we have chosen to leverage the Microsoft technologies rather than build our own proprietary digital rights management and compression system due to the large market opportunity presented by this installed base and the difficulty and expense in creating a new unproven system and the complexity of intellectual property laws.

In October 2005, we launched our digital distribution strategy through the launch of Soundsgood.com, our fully enabled digital storefront and technology platform. We also continue to enter into strategic agreements to license content and to distribute downloads to consumers. In December 2005, we launched our co-branded digital storefront with Microsoft at msn.soundsgood.com. We have also entered into distribution agreements with Real Network’s Rhapsody and with MusicNet.  We have gradually begun increasing our marketing efforts to drive customers to our storefronts, and expect to continue to do so at these modest levels until such time as we believe it will be cost effective to aggressively market to new customers, including our database of 2.5 million customers that have purchased audiobooks from us in the past.

To date, our sales of digital downloads have been minimal. Our sales will continue to decline until such time as we generate significant sales from the implementation of our digital strategy.

Critical accounting policies

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an on-going basis we evaluate our estimates including those related to product returns, bad debts, the carrying value and net realizable value of inventories, the recoverability of advances to publishers and other rightsholders, the future revenue associated with deferred advertising and promotion costs, investments, fixed assets, the valuation allowance provided to reduce our deferred tax assets and valuation of goodwill and other intangibles.

The Securities and Exchange Commission (“SEC”) defines “critical accounting policies” as those that require application of management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

Our significant accounting policies are described in Note 3 to the Notes to Consolidated Financial Statements. Not all of these significant accounting policies require management to make difficult, subjective or complex judgments or estimates. However the following policies are considered to be critical within the SEC definition:

Revenue recognition

We derive our principal revenue through sales of audiobooks, classic radio shows and other spoken word audio products directly to consumers principally through direct mail. We also sell classic radio shows to retailers either directly or through distributors. We derive additional revenue through rental of our proprietary database of names and addresses to non-competing third parties through list rental brokers. We also derive a small amount of revenue from advertisers included in our nationally syndicated classic radio shows. We recognize sales to consumers, retailers and distributors upon shipment of merchandise. List rental revenue is recognized on notification by the list brokers of rental by a third party when the lists are rented. We recognize advertising revenue upon notification of the airing of the advertisement by the media buying company representing us. Allowances for future returns are based upon historical experience and evaluation of current trends. The historical return rates for ABC members have been consistent for the past year and our estimate is based on a detailed historical examination of trends. Based on the current performance and historical trends, we do not expect significant changes in the estimate of returns for ABC members. The estimate of returns for wholesale sales of our old-time radio products is based on a detailed review of each significant customer, depending on the amount of products sold to a particular customer in a specific periods, the overall return rate for wholesale sales could vary.

We record reductions to our revenue for future returns and record an estimate of future bad debts arising from current sales in general and administrative expenses. These allowances are based upon historical experience and evaluation of current trends. If members and customers return products to us in the future at higher rates than in the past or than we currently anticipate, our net sales would be reduced and our operating results would be adversely affected. In November 2001, the Emerging Issues Task Force (“EITF”) issued EITF No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)”, which addresses the income statement classification of certain credits, allowances, adjustments, and payments given to customers for the services or benefits provided. We adopted EITF No. 01-9 effective January 1, 2002, and, as such, have classified the cost of these sales incentives as a reduction of sales. The effect on sales of applying EITF No. 01-9 in 2002, 2003 and 2004 was $118,000, $60,000 and $48,000 respectively.

Downloadable content revenue from the sale of individual content titles is recognized in the period when the content is downloaded and the customer's credit card is processed. Content revenue from the sale of content subscriptions is recognized pro rata over the term of the subscription period. Rebates and refunds are recorded as a reduction of revenue in the period in which the rebate or refund is paid in accordance with Emerging Issues Task Force Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products).

Accounts receivable valuation

We record an estimate of our anticipated bad debt expense and return rates based on our historical experience. If the financial condition of our customers, including either individual consumers or retail chains, were to deteriorate, or if the payment or buying behavior were to change, resulting in either their inability or refusal to make payment to us, additional allowances would be required. For example, a one percent increase in returns as a percentage of gross sales for the year ended 2004, assuming a constant gross profit percentage and all other expenses unchanged, would have resulted in a decrease in net sales of $242,000 and a increase in net loss available to common shares of $129,000. A one percent increase in bad debt expenses as a percentage of net sales, assuming all other expenses were unchanged, would have resulted in an increase in bad debt expenses and a corresponding increase in net loss available to common shares of $188,000.

Income Taxes

The ultimate realization of deferred tax assets is dependent on the generation of future taxable income during the periods in which temporary timing differences become deductible. We determine the utilization of deferred tax assets in the future based on current year projections by management.

Based on a change in our strategy, which we believe will result in lower sales and losses in the near term, but ultimately will be more profitable, we have determined that it is more likely than not that we will, in the foreseeable future, be unable to realize all or part of our net deferred tax asset. We have accordingly made an adjustment to the deferred tax asset recording an increase to the valuation allowance, resulting in a deferred tax expense charged against income in the fourth quarter of 2004, the period when such determination was made.

Deferred member acquisition costs

Promotional costs directed at current members are expensed on the date the promotional materials are mailed. The cost of any premiums, gifts or the discounted audiobooks in the promotional offer to new members is expensed as incurred. We account for direct response advertising for the acquisition of new members in accordance with AICPA Statement of Position 93-7, “Reporting on Advertising Costs” (“SOP 93-7”). SOP 93-7 states that the cost of direct response advertising (a) whose primary purpose is to elicit sales to customers who could be shown to have responded specifically to the advertising and (b) that results in probable future benefits should be reported as assets net of accumulated amortization Accordingly, we have capitalized direct response advertising costs and amortized these costs over the period of future benefit (the average member life), which has been determined to be generally 30 months. The costs are being amortized on accelerated basis consistent with the recognition of related revenue. In the fourth quarter of 2003, we adjusted the amortization period for advertising to attract customers to its World’s Greatest Old-Time Radio continuity program and revised the estimate period for amortization of these advertising costs down to 18 months.

SOP 93-7 requires that the realizability of the mounts of direct-response advertising reported as assets should be evaluated at each balance sheet date by comparing the carrying amounts of the assets to their probable remaining future net revenues. Based on the change in our strategy we have determined that the future net revenue from our Audio Book Club does not support the carrying amount of the direct-response advertising reported as assets relating to the Audio Book Club. Accordingly, we have made an adjustment to write-off the carrying amount of the asset in the fourth quarter for 2004 resulting in an increase in advertising expense of $846.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in business combinations accounted for using the purchase method of accounting. In July 2001, the Financial Accounting Standards Board issued SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 142 requires that an intangible asset that is acquired shall be initially recognized and measured based on its fair value. The statement also provides that goodwill should not be amortized, but shall be tested for impairment annually, or more frequently if circumstances indicate potential impairment, through a comparison of fair value to its carrying amount. At December 31, 2004, we had $9.7 million of goodwill, all of which relates to our Radio Spirits operations. We completed our annual impairment test as of January 2005, utililizing the services of an independent third-party appraiser, which did not result in an impairment loss. However, if conditions or circumstances were to change resulting in a deterioration of our Radio Spirits business, a future impairment of goodwill could be necessary.

Results of Operations

The following tables set forth, for the periods indicated, historical operating data as a percentage of net sales:

	Year Ended December 31,
	2002	2003	2004

Net sales	100%	100%	100%
Cost of sales	45	48	47
Cost of sales - write-downs	—	—	20
Advertising and promotion	22	27	25
Advertising and promotion - write-downs	—	—	5
Bad debt expense	6	11	4
General and administrative expense	18	19	32
Severance and other termination costs	—	1	—
Asset write-downs and strategic charges	—	2	—
Depreciation and amortization expense	3	1	1
Non-cash write-down of intangibles	3	—	—
Interest expense, net	7	5	48
Income tax expense (benefit)	1	4	78
Net (loss)	(5)	(18)	(160)
Dividends on preferred stock	—	1	3
Net (loss) applicable to common shares	(5)%	(19)%	(163)%

	Nine Months Ended September 30,
	2005	2004

Net sales	100%	100%
Cost of sales	58.5	46.5
Cost of sales - strategic charges	4.3	14.7
Gross profit	37.2	38.8
Advertising and promotion	18.0	26.2
General and administrative expense	75.5	35.1
Termination charges	10.0	—
Depreciation and amortization expense	0.8	0.8
Interest (income)	(2.4)	—
Interest expense	10.7	58.2
Loss on early extinguishment of debt	8.3	—
Income tax expense (benefit)	—	—
Net (loss)	(83.7)	(81.6)
Dividends on preferred stock	16.1	2.6
Deemed dividends on beneficial conversion of preferred stock	248.5	—
Net (loss) applicable to common shares	(348.3)%	(84.2)%

Nine months ended September 30, 2005 compared to nine months ended September 30, 2004

Net sales.

$(000’s)	Nine months ended September 30,				Change from
	2004		2005		2004 to 2005
	$ amount	As a % of net sales	$ amount	As a % of net sales	$ change	% change
Audio Book Club	$9,719	67.8%	$4,093	58.4%	$(5,626)	(57.9)%
Radio Spirits:
Catalog	2,125	14.8%	1,730	24.7%	(395)	(18.6)%
Wholesale	1,270	8.9%	615	8.8%	(655)	(51.5)%
Continuity	1,062	7.4%	441	6.3%	(622)	(58.5)%
Total Radio Spirits	4,457	31.1%	2,786	39.8%	(1,672)	(37.5)%
MediaBay.com	158	1.1%	133	1.8%	(25)	(16.1)%
	$14,334	100.0%	$7,012	100.0%	$(7,322)	(51.1)%

Audio Book Club sales decreased principally due to a decrease in club membership as a result of discontinuing our advertising expenditures for new members.

In the second quarter of 2005, we changed our business model from that of a traditional “book-of-the-month club” with a negative option format to a business selling audiobooks and other audio entertainment under a positive option drop ship format. Under the negative option format, unless the member affirmatively declined the audiobook selection featured in our mailing on or prior to the designated reply date, the featured item was automatically shipped to the member and the member was billed for the product. Under our current positive option drop ship format, products are shipped only if and when the customer affirmatively orders them. As a result of this change, we anticipate lower returns from our customers in future periods.

The decrease in Radio Spirits catalog sales is principally attributable to fewer customers, as we have not incurred marketing expenditures to attract new members, and greater discounting in our catalogs. Wholesale sales of old-time radio products decreased principally due to reduced sales to our major customers. Sales of our World’s Greatest Old-Time Radio continuity program decreased principally due to the lack of advertising expenditures for new customers.

Cost of sales.

$(000’s)	Nine months ended September 30,				Change from
	2004		2005		2004 to 2005
	$ amount	As a % of net sales	$ amount	As a % of net sales	$ change	% change
Audio Book Club	$4,500	46.3%	$2,558	62.5%	(1,942)	(43.2%)
Radio Spirits:
Catalog	921	43.3%	762	44.1%	(159)	(17.2%)
Wholesale	834	65.7%	594	96.5%	(240)	(28.8%)
Continuity	416	39.2%	187	42.5%	(230)	(55.1%)
Total Radio Spirits	2,171	48.7%	1,543	55.4%	(629)	(29.0%)
MediaBay.com	1	0.6%	--	0.0%	(1)	(100.0%)
Cost of sales	6,672		4,101	58.5%	(2,571)	(38.5%)
Cost of sales - strategic charges	2,100	14.7%	305	4.3%	(1,795)	(85.5%)
	$8,772	61.2%	$4,406	62.8%	(4,366)	(49.8%)

The principal reason for the decline in cost of sales at Audio Book Club was a reduction in sales of 57.9% as described above. Cost of sales as a percentage of sales at Audio Book Club for the nine months ended September 30, 2005 was 62.5%, compared to 46.3% for the same period in 2004. The increase in cost of sales as a percentage of sales is principally due to an increase in product and related royalty costs as a percentage of sales (accounting for approximately 92% of the increase) since a smaller active membership requires us to purchase finished goods from publishers rather than the licensing and manufacturing of product due to lower sales and our inability to meet manufacturing minimums and recoup advances to publishers, higher sales of unabridged and CD titles with higher costs and higher manufacturing costs due to lower volumes until in the second quarter of 2005 we moved our warehouse and fulfillment operations to a facility which allows us to drop ship from its inventory and accordingly we have changed from licensing and manufacturing our audiobook titles to buying on a wholesale basis. Under our new buying arrangement we are buying products at a fixed percentage off of manufacturer’s suggested retail price. The cost of the new arrangement will be dependent on future sales volume. Additionally, an increase in fulfillment costs as a percentage of sales (accounting for approximately 8% of the increase) due to the fixed cost of fulfillment being allocated over lower sales as well as one time programming and transition costs associated with the change in our fulfillment operations and the move from a negative option book club to a business selling audiobooks and other audio entertainment without a negative option requirement contributed to the increase in cost of sales as a percentage of sales at Audio Book Club.

Cost of Radio Spirits catalog sales increased as a percentage of sales to 44.1% for the nine months ended September 30, 2005 as compared to 43.3% for the nine months ended September 30, 2004 principally due to higher royalty and fulfillment costs as a percentage of the lower sales volume due to the fixed portion of royalty advances and warehousing and fulfillment costs. The cost of wholesale sales as percentage of sales increased to 96.5% for the nine months ended September 30, 2005 as compared to 65.7% for the nine months ended September 30, 2004 principally due to a greater portion of fixed costs (allocated obsolescence and product development costs (accounting for approximately 43% of the increase), the fixed cost of warehousing and fulfillment (accounting for approximately 37% of the increase) and royalty advances (accounting for approximately 20% of the increase)) in relation to the lower sales volume. The cost of World’s Greatest Old-Time Radio continuity sales as a percentage of sales increased to 42.5% from 39.2% principally due to the fixed cost associated with warehousing and fulfillment in relation to the lower sales volume as we have not marketed for new customers.

In the second quarter of 2005, due to the change in strategy for our audiobook club we recorded a $305,000 write-down of royalty advances to what we believe is net realizable value at September 30, 2005. In the third quarter of 2004, we recorded $2,100,000 in strategic charges for the write-down of inventory and royalty advances.

Advertising and promotion.

$(000’s)	Nine months ended September 30,		From 2004 to 2005
	2004	2005	$ change	% change
Audio Book Club:
New member	$382	$—	$(382)	(100.0)%
Current member	885	386	(499)	(56.4)%
Total Audio Book Club	1,267	386	(881)	(69.6)%
Radio Spirits:
Catalog	543	580	37	6.8%
Wholesale	19	39	20	102.6%
Continuity	6	—	(6)	(100.0)%
Total Radio Spirits	568	619	51	9.0%
New projects	61	244	183	300.0%
Total spending	1,896	1,249	(647)	34.1%
Amount capitalized	(341)	—	341	100.0%
Amount amortized	2,203	16	(2,187)	(99.3)%
Advertising and promotion expense	$3,758	1,265	$(2,493)	(66.3)%

Advertising and promotion expenses decreased $2.5 million to $1,265,000 for the nine months ended September 30, 2005 as compared to $3.8 million in the prior comparable period, principally due to lower amortization of deferred customer acquisition costs. In the fourth quarter of 2004, based on the change in our strategy, described above, we determined that the future net revenue from our Audio Book Club would not support the carrying amount of the direct-response advertising reported as assets relating to the Audio Book Club. Accordingly, we wrote-off the carrying amount of the asset in the fourth quarter for 2004 resulting in an increase in advertising expense in 2004 and lower expense in 2005. The decrease in spending was due to the lack of new customer marketing for Audio Book Club new customers due to our change in strategy as described above and decreased advertising to existing customers due to the reduction in Audio Book Club customers because of customer attrition with no marketing to replace leaving members. During the nine months ended September 30, 2005 we incurred $244,000 related to new projects, principally marketing tests related to the download business.

General and administrative.

$(000’s)	Nine months ended September 30,
	2004		2005		From 2004 to 2005
	$ amount	As a % of net sales	$ amount	As a % of net sales	$ change	% change
Audio Book Club	$2,560	26.3%	$1,552	37.9%	$(1,008)	(39.4)%
Radio Spirits	804	18.0%	879	31.6%	75	9.3%
MediaBay.com	473	299.4%	561	423.2%	88	18.6%
Corporate	1,194	—	2,302	—	1,108	92.8%
	$5,031	35.1%	$5,294	75.5%	$263	5.2%

The increase in general and administrative expenses of $263,000 for the nine months ended September 30, 2005 as compared to the nine months ended September 30, 2004 is principally due to increases in payroll and related costs of $301,000, public and investor relations (including directors fees) of $68,000 related to being a public company, travel and entertainment expenses of $65,000 and professional fees of $487,000, partially offset by lower bad debt expense of $659,000. The principal, reason for the decline in bad debt expense at Audio Book Club was lower bad debts from remaining core Audio Book Club members who historically have been good paying customers. The increase in payroll was mainly attributable to various bonuses paid in the second quarter of 2005 and the hiring, retention and promotion of key employees. The increase in investor and public relations costs was attributable to fees paid to directors in the second quarter of 2005, as well as an increase in public relations activity related to the download strategy. The increase in travel and entertainment expenses relates mainly to business development travel incurred to build the new digital download business. The increase in professional fees was mainly attributable to legal and consulting fees associated with the transition to the new download business strategy, as well as an increase in accounting fees related to Sarbanes-Oxley compliance.

Termination costs.

	Nine months ended September 30,
$(000’s)	2004	2005
Termination costs	$—	$697

In the second quarter of 2005, the employment of one senior executive who had an employment agreement was terminated and the employment of several employees, one of which had an employment agreement, was also terminated. We agreed to make aggregate settlement payments totaling $697,000 payable through March 2006.

Depreciation and amortization.

	Nine months ended September 30,
$(000’s)	2004	2005

Depreciation:
Audio Book Club	$67	$34
Radio Spirits	28	17
Total depreciation	$95	51
Amortization:
Corporate	21	7
Total depreciation and amortization	$116	$58

The decrease in depreciation and amortization expenses for the nine months ended September 30, 2005 as compared to the nine months ended September 30, 2004 is principally attributable to reductions in the amortization of intangibles, which had been fully amortized or written off during the year ended December 31, 2004 and certain equipment, which was fully depreciated in 2004.

Interest expense.

	Nine months ended September 30,
$(000’s)	2004	2005	$ change
Total interest paid	$852	$2,126	1,274
Accrued interest paid this period	85	1,599	1,514
Current interest paid	767	527	(240)
Accrued interest included in principal amount of debt outstanding (1)	602	—	602
Amortization of deferred financing costs and original issue discount	1,058	225	(833)
Beneficial conversion expenses of January 2004 Notes	3,991	—	(3,991)
Expense of inducement to convert, related party debt	390	—	(390)
Total interest expense	$6,808	$752	(6,056)

(1)	During the nine months ended September 30, 2004, we had outstanding loan agreements that provided that accrued interest on the loans be added to the principal amount of the debt.

The decrease in interest expenses is principally due to the conversion of debt into preferred stock and common stock in 2004 and the payment of the senior debt facility and related party debt in connection with our March 2005 Series D preferred stock financing described below under “Liquidity and capital resources - Financing activities.”

Preferred stock dividends.

	Nine months ended September 30,
$(000’s)	2004	2005

Dividends on Series A Preferred Stock	$171	51
Dividends on Series B Preferred Stock	23	1
Dividends on Series C Preferred Stock	184	100
Dividends on Series D Preferred Stock	—	975
Deemed dividend for beneficial conversion feature of Series D Preferred Stock	—	17,423
Total dividends deemed or accrued on preferred stock	$378	18,550

The shares of our Series D Preferred Stock are convertible at any time at the option of the holder into shares of our common stock at the rate of $3.30 per share, and each warrant issued in connection with our March 2005 Series D Preferred Stock financing is exercisable to purchase one share of our common stock at an exercise price of $3.36 per share. The market price for our common stock at March 21, 2005 was $4.14. We recorded a non-cash deemed dividend in the amount of $17,423,000 to reflect the value of the beneficial conversion feature of the Series D Preferred Stock and increased contributed capital by $17,423,000. The recording of the dividend had no effect on our cash or net equity.

The increase in preferred stock dividends for the nine months ended September 30, 2005 as compared to the nine months ended September 30, 2004 is due to the accrual of dividends for the Series D Preferred Stock issued in March 2005, as described below in “Liquidity and capital resources -Recent financing transaction.”

During the second quarter of 2005, 1,180 shares of Series D Preferred Stock were converted into 361,700 shares of common stock and between July 1, 2005 and during the third quarter an additional 13,657 shares of Series D Preferred Stock and related dividends were converted into 4,159,822 shares of common stock. These conversions and future conversions, if any, will reduce the preferred stock dividend in future periods.

Loss applicable to common stockholders.

	Nine moths ended September 30,		From 2004 to 2005
$(000’s)	2004	2005	$ change	% change
Loss applicable to common stockholders	$(12,061)	$(24,423)	$(12,361)	102.5%

Principally due to the deemed dividend for beneficial conversion of Series D Preferred Stock of $17,423, lower sales and a loss on early extinguishment of debt of $579 the strategic charge, termination costs and higher preferred dividends, partially offset by lower advertising expenses as described above, our net loss applicable to common shares for the nine months ended September 30, 2005 increased $12.4 million to $24.4 million, or $3.82 per diluted share, as compared to a net loss applicable to common shares for the nine months ended September 30, 2005 of $12.1 million, or $4.38 per diluted share of common stock, for the nine months ended September 30, 2004.

Year ended December 31, 2004 compared to year ended December 31, 2003

Net sales.

$(000’s)	Year ended December 31,				Change from
	2003		2004		2003 to 2004
	$ amount	As a % of net sales	$ amount	As a % of net sales	$ change	% change
Audio Book Club	$26,380	72.0%	$12,303	65.3%	$(14,076)	(53.4)%
Radio Spirits:
Catalog	4,210	11.5%	3,248	17.2%	(962)	(22.8)%
Wholesale	3,048	8.3%	1,671	8.9%	(1,377)	(45.2)%
Continuity	2,841	7.8%	1,403	7.5%	(1,438)	(50.6)%
Total Radio Spirits	10,099	27.6%	6,322	33.6%	(3,777)	(37.4)%
MediaBay.com	138	0.4%	205	1.1%	67	48.7%
	$36,617	100.0%	$18,831	100.0%	$(17,786)	(48.6)%

Audio Book Club sales decreased principally due to a decrease in club membership as a result of a reduction in our advertising expenditures for new members. For the year ended December 31, 2004, the Audio Book Club spent $414,000 to attract new members, a reduction of $1.7 million, or 80.2%, from the amount spent to attract new members of $2.1 million during the year ended December 31, 2003. Audio Book Club attracted approximately 19,000 new members in the year ended December 31, 2004 as compared to approximately 134,000 new members in the year ended December 31, 2003.

The decrease in Radio Spirits catalog sales is principally attributable to lower sales from catalogs mailed due to less new product introductions into the catalogs and fewer new customers. Wholesale sales of old-time radio products decreased principally due to lower orders from mass merchants and other retailers. Sales of our The World’s Greatest Old-Time Radio continuity program decreased for the year ended December 31, 2004, as compared to the year ended December 31, 2003, principally due to the reduction in our advertising expenditures for new members. For the year ended December 31, 2004, we spent $6,000 to attract new continuity customers, compared to $775,000 spent to attract new customers during the year ended December 31, 2003.

Cost of sales.

$(000’s)	Year ended December 31,				Change from
	2003		2004		2003 to 2004
	$ amount	As a % of net sales	$ amount	As a % of net sales	$ change	% change
Audio Book Club	$12,107	45.9%	$5,484	44.6%	$(6,623)	(54.7)%
Radio Spirits:
Catalog	2,015	47.9%	1,476	45.5	(539)	(26.7)
Wholesale	2,057	67.5%	1,346	80.6	(711)	(34.6)
Continuity	1,295	45.6%	495	35.3	(800)	(61.8)
Total Radio Spirits	5,367	53.1%	3,317	52.5	(2050)	(38.2)
MediaBay.com	5		1	0.3	(4)	(80.0)
	$17,479	47.7%	$8,802	46.7%	$(8,677)	(49.6)%

The principal reason for the decline in cost of sales at Audio Book Club was a reduction in net sales of 53.4% as described above. Cost of sales as a percentage of net sales at Audio Book Club for the year ended December 31, 2004 was 44.6%, compared to 45.9% for 2003. The slight decrease in cost of sales as a percentage of sales was mainly attributable to a decrease in fulfillment costs (postage and handling) resulting from lower product returns in 2004.

As a percentage of net sales, cost of sales at Radio Spirits decreased to 52.5% for the year ended December 31, 2004 from 53.1% for the year ended December 31, 2003. Cost of catalog sales decreased as a percentage of net sales to 45.5% for the year ended December 31, 2004 as compared to 47.9% for the year ended December 31, 2003 principally due to less discounting in the catalogs. The cost of wholesale sales as percentage of net revenue increased to 80.6% as compared to 67.5% for the year ended December 31, 2003 principally due to principally due to sales to discounters of discontinued items. The cost of World’s Greatest Old-Time Radio continuity sales as a percentage of net income decreased to 35.3% from 45.6% principally due to the smaller number of new customers in 2004 whose initial purchase has a very high cost of goods sold.

Cost of sales - write-downs.

	Year ended December 31,
$(000’s)	2003	2004
Cost of sales - write-downs	$—	$3,745

We have conducted a review of our operations including product offerings, marketing methods and fulfillment. We are committed to digitizing and encoding our library of spoken word content and making our content available to the digital customer as described in the introduction to this section and are transitioning our business from a predominately mail order business to an Internet based business.

As a result of decisions made in the third quarter of 2004 we have recorded $2.1 million of strategic charges for the three months ended September 30, 2004. These charges include: $1.0 of inventory written down to net realizable value due to a reduction in Audio Book Club members and our new focus on delivering our audiobooks and other spoken word products via downloads and $1.1 million of write-downs to royalty advances paid to audiobook publishers and other license holders, which we do not believe will be recoverable due to our new focus on delivering spoken word products via downloads.

In the fourth quarter of 2004, we decided to transition our Audio Book Club customers to either principally a downloadable business or an Internet based business, which will not offer a negative club option. Based on this decision, we further reduced the value of our Audio Book Club inventory by $870,000 and reduced the amount of publishers’ advances recorded as assets by $215,000.

Also in the fourth quarter of 2004, we reviewed our product mix of offerings to both our mail order and wholesale Radio Spirits customers. We have experienced a significant shift in the mix between compact discs and cassettes and will substantially reduce the number of cassette offerings in the future. Accordingly, we have written off a substantial portion of our existing cassette inventory as well as a portion of our CD inventory relating to older products, which we will not aggressively promote in future periods. The additional increase in the reserve for obsolescence of the Radio Spirits inventory made in the fourth quarter of 2004 was $560,000.

Advertising and promotion.

	Year ended December 31,		From 2003 to 2004
$(000’s)	2003	2004	$ change	% change
Audio Book Club:
New member	$2,092	$414	$(1,678)	(80.2)%
Current member	1,993	994	(999)	(50.1)%
Total Audio Book Club	4,085	1,408	(2,677)	(65.5)%
Radio Spirits:
Catalog	964	787	(177)	(18.4)%
Wholesale	74	57	(17)	(22.3)%
Continuity	775	6	(769)	(99.2)%
Total Radio Spirits	1,813	850	(963)	(53.1)%
New projects	339	164	(175)	(51.6)%
Total spending	6,237	2,422	3,815	61.2%
Amount capitalized	(2,410)	(354)	(2,056)	(85.3)%
Amount amortized	6,161	2,632	3,529	57.3%
Advertising and promotion expense	$9,988	$4,700	$(5,288)	(52.9)%

Advertising and promotion decreased $5.3 million to $4.7 million or 52.9% for the year ended December 31, 2004 from the year ended December 31, 2003 of $10.0 million. Actual advertising expenditures for the year ended December 31, 2004 decreased $3.8 million to $2.4 million from $6.2 million during the year ended December 31, 2003. The decrease was due to a minimal amount of new member marketing for Audio Book Club new members due to cash constraints and our change in strategy as described above and decreased advertising to existing members due to the reduction in Audio Book Club membership because of normal member attrition with no marketing to replace leaving members. Radio Spirits continuity advertising was reduced due to cash constraints. We spent $164,000 on the new Larry King promotion in 2004.

Advertising and promotion - write-downs.

	Year ended December 31,
$(000’s)	2003	2004
Advertising and promotion - write-down	$—	$846

Based on the change in our strategy, described above, we have determined that the future net revenue from our Audio Book Club does not support the carrying amount of the direct-response advertising reported as assets relating to the Audio Book Club. Accordingly, we have made an adjustment to write-off the carrying amount of the asset in the fourth quarter for 2004 resulting in an increase in advertising expense of $846,000.

Bad debt expense.

$(000’s)	Year ended December 31,				Change from
	2003		2004		2003 to 2004
	$ amount	As a % of net sales	$ amount	As a % of net sales	$ change	% change
Audio Book Club	$3,404	12.9%	$744	6.0%	$(2,660)	(78.1)%
Radio Spirits:
Catalog	—	—	—	—	—	—%
Wholesale	15	0.5	15	0.8	—	—%
Continuity	521	18.3	70	5.2	(451)	(86.5)%
Total Radio Spirits	536	5.3	85	1.3	(451)	(84.1)%
MediaBay.com	—	—	—	—	—	—%
	$3,940	10.8%	$829	4.4%	$3,111	(79.0)%

The principal reason for the decline in bad debt expense at Audio Book Club was a reduction in net sales of 53.4% as described above. Bad debt expense as a percentage of net sales at Audio Book Club for the year ended December 31, 2004 was 6.0%, compared to 12.9% for the year ended December 31, 2003. The decrease in bad debt expense as a percentage of net sales is principally due to a reduced number of new members, who typically have higher bad debt expense, since a lower number of new members were added in the year ended December 31, 2004 as compared to the year ended December 31, 2003.

The bad debt expense of World’s Greatest Old-Time Radio continuity for the year ended December 31, 2004 decreased by $451,000 to $70,000 from $521,000 for the year ended December 31, 2003. As a percentage of net sales, bad debt expense for the World’s Greatest Old-Time Radio continuity for the year ended December 31, 2004 was 5.2% as compared to 18.3% for the year ended December 31, 2003. The decrease in bad debt expense as a percentage of net sales is principally due to a reduced number of new customers, who typically have higher bad debt expense, since a lower number of new customers were added in the year ended December 31, 2004 as compared to the year ended December 31, 2003.

Because of the reasons stated above, our bad debt expense decreased $3.1 million, or 79.0% to $829,000 for the year ended December 31, 2004 as compared to $3.9 million for the year ended December 31, 2003. As a percentage of net sales, bad debt expense was 4.4 % for the year ended December 31, 2004 as compared to 10.8% for the year ended December 31, 2003.

General and administrative.

$(000’s)	Year ended December 31,
	2003		2004		From 2003 to 2004
	$ amount	As a % of net sales	$ amount	As a % of net sales	$ change	% change
Audio Book Club	$2,626	10.0%	$2,379	19.3%	$(247)	(9.4)%
Radio Spirits	1,163	11.5%	959	15.2%	(204)	(17.5)%
MediaBay.com	614		621		7	1.1%
Corporate	2,412		2,084		(328)	(13.6)%
	$6,815	18.6%	$6,043	32.1%	$(772)	(11.3)%

General and administrative expenses at Audio Book Club declined principally due to reductions in payroll and related costs due to reduced staff. General and administrative expenses at Radio Spirits for the year ended December 31, 2004 declined principally due to reductions in payroll of $136,000 due to reduced staff and reduced commissions to outside sales personnel of $127,000 due to lower wholesale sales. Our corporate general and administrative expenses for the year ended December 31, 2004 declined principally due to lower payroll of $257,000 costs due to fewer employees.

Asset write-downs and strategic charges.

	Year ended December 31,
$(000’s)	2003	2004
Asset write-downs and strategic charges	$749	$—

In the fourth quarter of 2003, we evaluated the performance of Audio Passages, an Audio Book Club marketing program tailored to listeners with an interest in Christian product, and determined based on past performance and expected future performance that we should terminate the Audio Passages marketing program. In connection with the termination of the Audio Passages marketing program, we took a strategic charge for the establishment of a reserve for obsolescence of Audio Passages inventory of $0.3 million and an assets write-down for previously capitalized advertising, which are not recoverable in the amount of $0.5 million.

Termination costs.

	Year ended December 31,
$(000’s)	2003	2004
Termination costs	$544	$—

In 2003, the employment of two senior executives who had employment agreements was terminated and the decision was made to terminate the employment agreement of another senior executive. A consulting agreement was also terminated. We agreed to make aggregate settlement payments under the employment agreements and consulting agreement for total consideration of $.5 million payable through May 2005.

Depreciation and amortization.

$(000’s)	Year ended December 31,
	2003		2004		From 2003 to 2004
	$ amount	As a % of net sales	$ amount	As a % of net sales	$ change	% change
Depreciation:
Audio Book Club	$104	0.4%	$83	0.7%	$(21)	(19.9)%
Radio Spirits	42	0.4%	37	0.6%	(5)	(11.9)%
Total depreciation	146		120		(26)
Amortization:
Corporate	182	—	24	—	(158)	(87.0)%
Total depreciation and amortization	$328	0.9%	$144	0.8%	$(184)	(75.0)%

The decrease in amortization expenses is principally attributable to the reduction of the carrying amounts of our intangible assets made in the fourth quarter of 2003. Specifically, we made a strategic decision to no longer compete in the DVD market and accordingly wrote off the value of certain video and DVD rights we had acquired in the amount of $90,000. We also made the strategic decision in the fourth quarter of 2003 to discontinue future mailings to the Columbia House lists of members of other clubs. Accordingly, in the fourth quarter of 2003, we wrote off the unamortized value of the Columbia House mailing agreement of $986,000.

Interest expense.

	Year ended December 31,		From 2003 to 2004
$(000’s)	2003	2004	$ Change	% Change
Interest paid	$384	$1,045	$661	159.1%
Interest accrued	74	25	(49)	(66.2)%
Accrued interest included in principle amount of debt outstanding	907	521	(386)	(42.6)%
Amortization of deferred financing costs and original issue discount	560	1,341	(781)	(139.5)%
Loss on early extinguishment of debt	—	1,532	1,532	—
Beneficial conversion expense	—	3,991	3,991	—
Inducement to convert	—	391	391	—
Interest converted to preferred stock	—	254	254	—
Less: Interest income	—	(18)	(18)	—
Total interest expense	$1,925	$9,082	$7,157	371.8%

The increase in interest expenses is principally due to increased debt and higher interest costs and amortization of debt discount relating to the 2004 financing transactions as described below in “Liquidity and capital resources - Recent financing transactions.”

Net loss before income taxes for the year ended December 31, 2004 was $15.4 million as compared to a net loss before income taxes for the year ended December 31, 2003 of $5.2 million.

Income tax expense.

	Year ended December 31,		From 2003 to 2004
$ (000's)	2003	2004	$ change	% change

Income tax expense	$1,471	$14,753	$(13,282)	902.9%

The ultimate realization of deferred tax assets is dependent on the generation of future taxable income during the periods in which temporary timing differences become deductible. We determine the utilization of deferred tax assets in the future based on current year projections by management.

Based on the change in our distribution strategy, described above, we have determined that it is more likely than not (a likelihood of more than 50%) that we will be unable to realize all or part of our net deferred tax asset. Accordingly, we have made an adjustment to the deferred tax asset recording an increase to the valuation allowance, resulting in a deferred tax expense charged against income of $14.8 million in the fourth quarter of 2004, the period when such determination was made.

During the years ended December 31, 2003, we utilized $1,471,000, of the $17.2 million deferred tax asset recorded in 2001. Accordingly, we recorded income tax expense of $1,471,000 for the year ended December 31, 2003.

Preferred stock dividends.

	Year ended December 31,		From 2003 to 2004
$ (000's)	2003	2004	$ Change	% Change
Series A Preferred Stock dividends	$228	$228	$—	—%
Series B Preferred Stock dividends	18	28	10	55.6%
Series C Preferred Stock dividends	—	318	318	—%
Total dividends accrued on preferred stock	$246	$574	328	133.3%

The increase in preferred stock dividends for the year ended December 31, 2004 as compared to the year ended December 31, 2003, is due to an increase in dividends for Series B Preferred Stock which was issued May 2003 and outstanding for only part of 2003 and dividends on the Series C Preferred Stock issued in May 2004. Our Principal Shareholder agreed to exchange the principal of certain notes, plus accrued and unpaid interest owed to the Principal Shareholder aggregating $3.8 million and accrued and unpaid dividends owed to the Principal Shareholder aggregating $519,000 into an aggregate of 43,527 shares of Series C Preferred Stock convertible into (i) an aggregate of 930,064 shares of Common Stock at an effective conversion price of $4.68, and (ii) warrants to purchase an aggregate of 1,860,128 shares of Common Stock. The Series C Preferred Stock accrues dividends at the rate of 9% per annum.

Loss applicable to common stockholders.

	Year ended December 31,
$(000’s)	2003	2004	$ change
Loss applicable to common stockholders	$6,869	$30,687	$23,818

Principally due to reduced sales and higher interest costs, partially offset by lower advertising, bad debt expense, certain write-offs and strategic charges described above general and administrative expenses, increased interest expenses, including beneficial conversion charges and recognition of deferred tax expenses, our net loss applicable to common shares for the year ended December 31, 2004 increased $23.8 million to $30.7 million, or $10.26 per diluted share as compared to a net loss applicable to common shares for the year ended December 31, 2003 of 6.9 million, or $2.94 per diluted share of common stock.

Year ended December 31, 2002 compared to year ended December 31, 2003

Net sales.

$(000’s)	Year ended December 31,				Change from
	2002		2003		2002 to 2003
	$ amount	As a % of net sales	$ amount	As a % of net sales	$ change	% change
Audio Book Club	$34,343	75.1%	$26,380	72.0%	$(7,963)	(23.2)%

Radio Spirits:
Catalog	4,507	9.9%	4,210	11.5%	(297)	(6.6)%
Wholesale	5,594	12.2%	3,048	8.3%	(2,546)	(45.5)%
Continuity	1,085	2.4%	2,841	7.8%	1,756	161.8%
Total Radio Spirits	11,186	24.5%	10,099	27.6%	(1,087)	(9.7)%
MediaBay.com	215	0.4%	138	0.4%	(77)	(35.8)%
	$45,744	100.0%	$36,617	100.0%	$(9,127)	(20.0)%

Audio Book Club sales decreased principally due to a decrease in club membership as a result of a reduction in our advertising expenditures for new members. For the year ended December 31, 2003, the Audio Book Club spent $2.1 million to attract new members, a reduction of $6.2 million, or 74.7%, from the amount spent to attract new members of $8.3 million during the year ended December 31, 2002. Audio Book Club attracted approximately 134,000 new members in the year ended December 31, 2003 as compared to approximately 290,000 new members in the year ended December 31, 2002.

The decrease in Radio Spirits catalog sales is principally attributable to reduced catalog mailings. We spent $81,000, or 7.8% less in advertising during the year ended December 31, 2003 as compared to the spending during the year ended December 31, 2002. Wholesale sales of old-time radio products decreased principally due to reduced sales to three major customers in 2003 and higher returns from our major customers. Sales of our The World’s Greatest Old-Time Radio continuity program increased for the year ended December 31, 2003, as compared to the year ended December 31, 2002, principally due to the inclusion of a full year of sales in 2003. The World’s Greatest Old-Time Radio continuity program was introduced in the third quarter of 2002.

Cost of sales.

$(000’s)	Year ended December 31,				Change from
	2002		2003		2002 to 2003
	$ amount	As a % of net sales	$ amount	As a % of net sales	$ change	% change
Audio Book Club	$14,821	43.2%	$12,107	45.9%	$(2,714)	(18.3)%

Radio Spirits:
Catalog	1,874	41.6%	2,015	47.9%	141	7.5%
Wholesale	3,072	54.9%	2,057	67.5%	(1,015)	(33.0)%
Continuity	884	81.5%	1,295	45.6%	411	46.5%
Total Radio Spirits	5,830	52.1%	5,369	53.1%	(463)	(7.9)%
MediaBay.com	—		5		5
	$20,651	45.1%	$17,479	47.7%	$(3,172)	(15.4)%

The principal reason for the decline in cost of sales at Audio Book Club was a reduction in net sales of 23.2% as described above. Cost of sales as a percentage of net sales at Audio Book Club for the year ended December 31, 2003 was 45.9%, compared to 43.2% for 2002. The increase in cost of sales as a percentage of net sales is principally due to increased fulfillment costs (postage and handling) relating to higher return rates in 2003 (accounting for approximately 15% of the increase), and higher average royalty rates (accounting for approximately 93% of the increase) since fewer books were sold in new member offerings, which have lower royalty rates, partially offset by a reduction in production costs due to a reduced number of heavily discounted books sold to new members due to a lower number of new members added in 2003 as compared to 2002 (offsetting 8% of the increase).

As a percentage of net sales, cost of sales at Radio Spirits increased to 53.1% for the year ended December 31, 2003 from 52.1% for the year ended December 31, 2002. Cost of catalog sales increased as a percentage of net sales to 47.9% for the year ended December 31, 2003 as compared to 41.6% for the year ended December 31, 2002 principally due to sales of discounted items both in the Radio Spirits catalog and through a campaign on radio stations. The cost of wholesale sales as percentage of net revenue increased to 67.5% as compared to 54.9% for the year ended December 31, 2002 principally due to the sales of slower moving items at heavily discounted prices in remainder sales and costs associated with higher returns. The cost of World’s Greatest Old-Time Radio continuity sales as a percentage of net income decreased 45.6% from 81.5%. The continuity program commenced in August 2002 and the majority of sales in 2002 were of heavily discounted introductory merchandise designed to attract new buyers.

Advertising and promotion

	Year ended December 31,		From 2002 to 2003
$(000’s)	2002	2003	$ change	% change
Audio Book Club:
New member	$8,269	$2,092	$(6,177)	(74.7)%
Current member	2,310	1,993	(317)	(13.7)%
Total Audio Book Club	10,579	4,085	(6,494)	(61.4)%
Radio Spirits:
Catalog	1,070	964	(106)	(9.9)%
Wholesale	151	74	(77)	(51.0)%
Continuity	885	775	(110)	(12.4)%
Total Radio Spirits	2,106	1,813	(293)	(13.9)%
New projects	—	339	339
Total spending	12,685	6,237	(6,448)	(50.8)%
Amount capitalized	(8,099)	(2,410)
Amount amortized	5,571	6,161
Advertising and promotion expense	$10,157	$9,988

Although advertising and promotion expenses were relatively consistent, actual advertising expenditures in the year ended December 31, 2003 were $6.2 million, a decrease of $6.4 million or 50.8% over the amount spent during the year ended December 31, 2002 of $12.7 million.

We attempted to grow our Audio Book Club very aggressively in 2002. We spent $8.3 million to attract new members to our Audio Book Club in 2002.

The largest increases in 2002 as compared to 2001 were in attracting members through the Internet to our Audio Book Club in offers which required no immediate payment to join the club or purchase the initial books and in attracting member to Audio Passages, an audiobook club with products intended for a Christian audience. The cost to acquire these customers was lower than our traditional direct mail campaigns to acquire Audio Book Club members; however, the performance of both the members attracted through the Internet and the Audio Passages members was much worse than our traditional Audio Book Club members. Because we spent a substantial amount of money to acquire these members and their performances were worse than we anticipated, we did not have many funds for advertising in 2003 and accordingly our advertising and promotion activities were dramatically reduced in 2003. A large portion of advertising expenditures in 2002 was capitalized and a substantial portion of that advertising was expensed in 2003. Our new member recruitment was significantly reduced in 2003. In 2004, we have done a small amount of marketing for new ABC members on an Internet offer requiring credit card payment. While the initial response was encouraging we continue to monitor the buying and payment behavior of these customers and currently do not have sufficient funds to conduct any additional marketing.

Bad debt expense.

$(000’s)	Year ended December 31,				Change from
	2002		2003		2002 to 2003
	$ amount	As a % of net sales	$ amount	As a % of net sales	$ change	% change
Audio Book Club	$2,735	8.0%	$3,404	12.9%	$669	24.5%

Radio Spirits:
Catalog	—	—	—	—	—	—
Wholesale	15	0.3%	15	0.5%	—	—
Continuity	71	6.5%	521	18.3%	450	633.8%
Total Radio Spirits	86	1.5%		5.3%	450	523.3%
MediaBay.com	—	—	—	—	—	—
	$2,821	13.7%	$3,940	10.8%	$1,119	39.7%

Bad debt expense at Audio Book Club increased by $.7 million to $3.4 million, or 12.9% of sales. The principal reason for the increase in bad debt expense at Audio Book Club was the attraction of over 96,000 members through the Internet, most of which were Bill Me Members. The bad debt rates for the initial discounted offer to these Bill Me Internet Members often exceeded 50% and the bad debt rate for shipments subsequent to payment for the initial offer exceeded the historical bad debt rate of the Audio Book Club acquired through direct mail. We stopped offering Bill Me offers on the Internet in the second quarter of 2003 and are testing alternatives methods to attract members either through an offer requiring immediate payment of the initial offer with a credit card or much more extensive initial screening methods.

The bad debt expense of World’s Greatest Old-Time Radio continuity members for the year ended December 31, 2003 increased by $.4 million to $.5 million from $.1 million for the year ended December 31, 2002. As a percentage of net sales, bad debt for the year ended December 31, 2003 were 18.3% as compared to 6.5% for the year ended December 31, 2002. The program commenced in 2002, and as the program matured in 2003, and customer-paying behavior became more evident, the allowance for bad debts and the corresponding bad debt rate increased.

General and administrative.

$(000’s)	Year ended December 31,
	2002		2003		From 2002 to 2003
	$ amount	As a % of net sales	$ amount	As a % of net sales	$ change	% change
Audio Book Club	$2,842	8.3%	$2,626	10.0%	$(216)	(7.6)%
Radio Spirits	1,617	14.5	1,163	11.5	(454)	(28.1)
MediaBay.com	654		614		(40)	(6.1)
Corporate	3,234		2,412		(822)	(25.4)
	$8,347	18.2%	$6,815	18.6%	$(1,532)	(18.4)%

General and administrative expenses at Audio Book Club declined principally due to reductions in payroll due to reduced staff. General and administrative expenses at Radio Spirits for the year ended December 31, 2003 declined principally due to reductions in payroll of $160,000 due to reduced staff and reduced commissions to outside sales personnel of $128,000 due to lower wholesale sales, lower consulting costs principally due to the termination of a consulting agreement entered in to 2001 with the previous president of Radio Spirits following his resignation of $110,000 and settlement of all outstanding amounts with a former joint venture partner responsible for syndication of our old-time radio shows on broadcast radio of $50,000. Our corporate general and administrative expenses for the year ended December 31, 2003 declined principally due to reductions in public and investor relations of $194,000, travel expenses of $119,000 and legal and consulting fees of $608,000 partially offset by higher insurance costs of $155,000.

Asset write-downs and strategic charges.

	Year ended December 31,
$(000’s)	2002	2003
Asset write-downs and strategic charges	$—	$749

In the fourth quarter of 2003, we evaluated the performance of Audio Passages, an Audio Book Club marketing program tailored to listeners with an interest in Christian product, and determined based on past performance and expected future performance that we should terminate the Audio Passages marketing program. In connection with the termination of the Audio Passages marketing program, we took a strategic charge for the establishment of a reserve for obsolescence of Audio Passages inventory of $0.3 million and an assets write-down for previously capitalized advertising, which are not recoverable in the amount of $0.5 million.

Termination costs.

	Year ended December 31,
$(000’s)	2002	2003
Termination costs	$—	$544

In 2003, the employment of two senior executives who had employment agreements was terminated and the decision was made to terminate the employment agreement of another senior executive. A consulting agreement was also terminated. We agreed to make aggregate settlement payments under the employment agreements and consulting agreement for total consideration of $.5 million payable through May 2005.

Depreciation and amortization.

$(000’s)	Year ended December 31,
	2002		2003		From 2002 to 2003
	$ amount	As a % of net sales	$ amount	As a % of net sales	$ change	% change
Depreciation:
Audio Book Club	$124	0.4%	$104	0.4%	$(20)	(16.1)%
Radio Spirits	97	0.9%	42	0.4%	(55)	(56.7)%
Total depreciation	221		146		(75)
Amortization:
Corporate	1,093	—	182	—	(911)	(83.3)%
Total depreciation and amortization	$1,314	2.9%	$328	0.9%	$(986)	(75.0)%

The decrease in amortization expenses is principally attributable to the reduction of the carrying amounts of our intangible assets made in the fourth quarter of 2002. Specifically, we made a strategic decision to no longer compete in the DVD market and accordingly wrote off the value of certain video and DVD rights we had acquired in the amount of $90,000. We also made the strategic decision in the fourth quarter of 2002 to discontinue future mailings to the Columbia House lists of members of other clubs. Accordingly, in the fourth quarter of 2002, we wrote off the unamortized value of the Columbia House mailing agreement of $986,000.

Interest expense.

$(000’s)	Year ended December 31,		From 2002 to 2003
	2002	2003	$ change	% change

Interest paid	$766	$384	$(382)	(49.9)%
Interest accrued	118	74	(44)	(37.3)%
Accrued interest included in principle amount of debt outstanding	637	907	270	42.4%
Amortization of deferred financing costs and original issue discount	1,453	560	(893)	(61.5)%
Total interest expense	$2,974	$1,925	$(1,049)	(35.3)%

The reduction in interest expense is principally due to a reduction in the amortization of deferred financing costs and original issue discount of $0.9 million based on the original terms of the debt to which the costs and discount related.

Net loss before income taxes for the year ended December 31, 2003 was $5.2 million as compared to a net loss before income taxes for the year ended December 31, 2002 of $1.7 million.

Income tax expense.

	Year ended December 31,		From 2002 to 2003
$ (000's)	2002	2003	$ change	% change
Income tax expense	$550	$1,471	$921	167.5%

During the years ended December 31, 2003 and 2002, we utilized $1,471,000 and $550,000, respectively, of the $17.2 million deferred tax asset recorded in 2001. Accordingly, we recorded income tax expense of $1,471,000 and $550,000 for the years ended December 31, 2003 and 2002, respectively.

Preferred stock dividends.

	Year ended December 31,		From 2002 to 2003
$ (000's)	2002	2003	$ change	% change
Series A Preferred Stock dividends	$217	$228	$11	5.1%
Series B Preferred Stock dividends	—	18	18	55.6%
Total dividends accrued on preferred stock	$217	$246	29	13.4%

For the year ended December 31, 2003, we accrued preferred stock dividends of $0.2 million on the outstanding 25,000 shares of Series A Preferred stock, which were issued in January 2002 and $18,000 for dividends for Series B Preferred Stock issued May 2003.

Loss applicable to common stockholders.

	Year ended December 31,		From 2002 to 2003
$(000’s)	2002	2003	$ change	% change
Loss applicable to common stockholders	$2,510	$6,869	$4,359	173.7%

Principally because of lower sales due in large part to reduced spending on new member advertising at Audio Book Club and lower wholesale sales at Radio Spirits, our net loss applicable to common shares increased $4.4 million to $6.9 million, or $2.92 per diluted share as compared to a net loss applicable to common shares for the year ended December 31, 2002 of $2.5 million, or $1.08 per diluted share of common stock.

Liquidity and capital resources

Historically, we have funded our cash requirements through sales of equity and debt securities and borrowings from financial institutions and our principal shareholders. For the year ended December 31, 2004, we spent $414,000 to attract new Audio Book Club members, a reduction of $1.7 million, or 80.2%, from the amount spent to attract new members of $2.1 million during the year ended December 31, 2003, due to a change in our business strategy and to the lack of necessary funds. As a result, our member and customer bases eroded and our revenues declined significantly.

As of September 30, 2005, we had cash on hand of $10.4 million, which is substantially greater than the $3.1 million cash on hand at December 31, 2004. We believe that our existing cash plus anticipated revenues will be sufficient to fund our capital commitments as described below and operate our business for a minimum of twelve months. However, we intend to significantly increase our marketing efforts and content acquisition efforts and have and will continue to expend cash on technology maintenance and development. The level of these efforts will depend in part on the timing and extent of revenue generation form our digital download business, resulting customer acquisition costs and whether we enter into strategic relationships with third parties who fund a portion of these costs. If our strategy is successful, we will likely require additional financing to fund additional anticipated marketing expenditures. Additionally, we will likely require additional financing to fund our long-term growth. We cannot assure you that any financing will be available when required.

Cash flows

Operating Activities. Net cash used in operating activities during the year ended December 31, 2004 of $4.2 million, which principally consisted of the net loss of $30.7 million, increases in prepaid expenses and royalty advances of $48,000 and $1.0 million, respectively, and a decrease in accounts payable and accrued expenses of $5.4 million, partially offset by deferred tax expenses of $14.8 million, non-cash beneficial conversion charges of $4.4 million, $4.6 million of write-downs of inventory and advances to publishers, as described above, loss on extinguishment of debt of $1.5 million, depreciation and amortization expenses of $144,000, amortization of deferred financing costs and original issue discount of $1.3 million, non-current accrued interest and dividends payable of $1.5 million, non-cash stock compensation of $328,000 decreases in accounts receivable of $2.0 million and inventory of $103,000 and a net reduction in deferred member acquisition costs of $2.3 million.

The decrease in accounts receivable during the year ended December 31, 2004 was primarily attributable to a reduction in sales as described above. The net decrease in deferred member acquisition cost is due to reduced spending on new member and customer acquisition activities as described above. The increase in royalty advances is principally due to a decline in sales and a reduction in new member acquisition activities at Audio Book Club, which results in lower royalty expense and less utilization of the advances, as well as the timing and payment of advances. During the year ended December 31, 2004, we reduced accounts payable and accrued expenses by $5.3 million, the majority of which were over 90 days past due.

For the nine months ended September 30, 2005, cash increased by $7.2 million, as we had net cash used in operating activities of $5.6 million, used net cash of $1.2 million in investing activities and had cash provided by financing activities of $14.0 million. Net cash used in operating activities principally consisted of the net loss of $24.4 million, an increase in prepaid expenses of $121,000, and a decrease in accounts payable, accrued expense and preferred dividends payable of $1.5 million which were partially offset by the non-cash charges consisting of the deemed dividend for beneficial conversion feature of Series D preferred Stock of $17.4 million, the loss on early extinguishment of debt of $579,000, depreciation and amortization expenses of $58,000, cost of sales strategic charges of $305,000, amortization of deferred financing costs and original issue discount of $225,000, non-current accrued interest and dividends payable of $306,000; payment of accrued dividends through issuance of common stock of $85,000; as well as decreases in accounts receivable, inventory and royalty advances of $811,000, $593,000 and $108,000. The decreases in accounts receivable and inventory are primarily attributable to the reduction in sales as described above and the remaindering of manufactured audio book inventory under license due to the change in strategy discussed above. The increase in prepaid expenses is principally due to the timing of payments of marketing costs and other costs related to the download business and certain Radio Spirit’s catalog costs. The decrease in accounts payable and accrued expenses is principally due to the payment of back royalties to publishers. The decrease in royalty advances relates to the change in strategy for our Audio Book Club, as we are no longer licensing and manufacturing products as described above. We recorded as dividends an amount of $17,423 to reflect the value of the deemed dividend for beneficial conversion feature of Series D Preferred Stock.

Investing Activities. During the year ended December 31, 2004, net cash used in investing activities consisted of the acquisition of fixed assets of $136,000, principally computer equipment and acquisition of certain old-time radio rights from a rightsholder of $20,000.

During the nine months ended September 30, 2005, net cash used in investing activities consists of acquisition of fixed assets and website development costs of $1.2 million, principally computer equipment and the cost of the development of the new websites offering downloadable audio.

Financing Activities. During the nine months ended September 30, 2005, we received net cash proceeds from the sale of Series D Preferred Stock of $31.5 million, as described below, repaid debt in the amount of $9.4 million, repaid accrued interest, dividends and fees relating to the debt of $2.4 million and redeemed Series A and Series C Preferred Stock in the amount of $5.8 million.

Recent financing transactions

The folowing is a summary of our financing activities since January 1, 2004:

January 2004 convertible debt. On January 29, 2004, we issued $4.0 million aggregate principal amount of promissory notes and warrants to purchase 392,158 shares of common stock, referred to as the January 2004 warrants, to institutional and accredited investors.

The notes were due on the earlier of (i) April 30, 2005, (ii) such date on or after July 1, 2004 when all of our indebtedness under our existing credit facility was either repaid or refinanced or (iii) our consummation of a merger, combination or sale of all or substantially all of our assets or the purchase by a single entity, person or group of affiliated entities or persons of 50% of our voting stock. The notes bore interest at the rate of 6%, increasing to 9% on April 28, 2004 and 18% on July 27, 2004. In accordance with the terms of the notes, upon our receipt of shareholder approval, which occurred on April 12, 2004, the principal amount of the notes automatically converted into shares of our common stock at the rate of $4.50 per share, or approximately 888,888 shares. In addition, accrued interest in the amount of $49,000 also converted into common stock at $4.50 per share, or 10,813 shares.

The January 2004 warrants are exercisable until January 28, 2009 at an exercise price of $7.68 per share.

In connection with our January 2004 note financing, we issued to the placement agent and a broker warrants to purchase an aggregate of 40,833 shares of common stock and also issued to the placement agent warrants to purchase an additional 83,481 shares of our common stock on April 12, 2004 as partial consideration for the placement agent’s services. All of these warrants are identical to the January 2004 warrants.

We used a portion of the proceeds of the January 2004 financing to repay $1,250,000 of principal due on our prior credit agreement with ING (U.S.) Capital, L.L.C. and Patriarch Partners, L.L.C. and to reduce our accounts payable.

2004 Credit Agreement and related financing transactions. On April 28, 2004, we entered into a credit agreement, referred to as the 2004 Credit Agreement, by and among MediaBay and certain of its subsidiaries, the guarantors signatory thereto, Zohar CDO 2003-1, Limited, referred to as Zohar, as lender, and Zohar, as agent, pursuant to which we and certain of our subsidiaries initially borrowed $9.5 million. The initial term of the 2004 Credit Agreement was one year and it was extendable, at our sole option, for two additional one-year terms upon issuance of additional notes of $600,000 for the first additional year and $300,000 for the second additional year, provided there was no event of default. The loan bears interest at the rate of LIBOR plus 10%. In the first year of the loan, a fee of $900,000 has been added to the principal balance, which will be reflected as debt discount and will be accreted to interest expense over the next twelve months. We used a portion of the $8.6 million of funds received under the 2004 Credit Agreement to satisfy all of our outstanding obligations under (i) promissory notes that we issued in October 2003 in the aggregate principal amount of $1.0 million plus accrued interest of $200,000 and (ii) our outstanding credit agreement, which had an outstanding principal balance of approximately $1.4 million and a partial payment of $1.6 million on the convertible note issued to ABC Investment, L.L.C. as described below. In connection with the March 2005 financing described below, we repaid all amounts due under the 2004 Credit Agreement.

Norton Herrick, a principal shareholder of ours at that time, referred to as Herrick, Huntingdon Corporation, a company wholly-owned by Herrick, referred to as Huntingdon, and N. Herrick Irrevocable ABC Trust, of which Herrick is the beneficiary, and Howard Herrick, a principal shareholder of ours at the time, was the trustee, referred to as the Herrick Trust, consented to the 2004 Credit Agreement and the other transactions described above and entered into a subordination agreement with Zohar. The 2004 Credit Agreement required the aggregate amount of principal and interest owed by us to Herrick, Huntingdon and the Herrick Trust be reduced to $6,800,000 (“Permissible Debt”) by June 1, 2004.

Pursuant to an agreement dated April 28, 2004, on May 25, 2004, Herrick exchanged accrued and unpaid interest and dividends (including accrued and unpaid interest distributed by the Herrick Trust to Herrick) owed by us to Herrick aggregating $1,181,419 into (i) 11,814 shares of our Series C Preferred Stock with a liquidation preference of $100 per share convertible into an aggregate of 252,436 shares of common stock at an effective conversion price of $4.68, and (ii) warrants to purchase 504,872 shares of common stock. The warrants are exercisable until April 28, 2014 at an exercise price of $3.18.

Pursuant to an agreement dated April 28, 2004, on May 25, 2004 Huntingdon exchanged the principal of the $500,000 principal amount note, $1,000,000 principal amount note, $150,000 principal amount note and $350,000 principal amount note held by Huntingdon, plus accrued and unpaid interest owed by us to Huntingdon aggregating $1,171,278 into (i) 31,713 shares of our Series C Preferred Stock convertible into an aggregate of 677,628 shares of common stock at an effective conversion price of $4.68, and (ii) warrants to purchase an aggregate of 1,355,256 shares of our common stock. The warrants are exercisable until April 28, 2014 at an exercise price of $3.18. If the amount of the Permissible Debt is required to be reduced due to our failure to raise the requisite additional equity, such reduction will automatically occur by the exchange of Permissible Debt held by Huntingdon for additional shares of Series C Preferred Stock in an aggregate liquidation preference equal to the amount of debt exchanged and warrants to purchase a number of shares of common stock equal to two times the number of shares of preferred stock issuable upon conversion of the Series C Preferred Stock.

Herrick and Huntingdon agreed not to demand repayment of their debt until the earlier of (i) the repayment of the 2004 Credit Agreement or (ii) June 28, 2007. In connection with our March 2005 financing described below, Herrick and Huntingdon converted all their notes into common stock at their stated terms.

New ABC note. On April 28, 2004, we repaid $1.6 million principal amount of the $3.2 million principal amount convertible note issued to ABC Investment, L.L.C. We issued a new $1.6 million note for the remaining principal amount. The new ABC note extended the maturity date from December 31, 2004 to July 29, 2007. In exchange for extending the maturity date, the conversion price of the new ABC note was reduced to $3.00. The closing sale price of our common stock on the closing date was $2.88. In the fourth quarter of 2004, the new ABC note was converted into shares of our common stock.

Settlement of put obligations. Premier Electronic Laboratories, Inc. (“Premier”) exercised its right to put its shares of common stock to us pursuant to a Put Agreement dated December 11, 1990. We entered into a settlement agreement with Premier dated April 1, 2004, pursuant to which, among other things, we agreed to pay Premier $950,000 as payment of the amount due to Premier. Our obligation under the put agreement was reduced by $150,000 in exchange for relinquishing certain leases for real property. We paid $14,000 on closing and are paying the remaining balance over six years in monthly payments starting at $7,000 in July 2004 and increasing to $19,000 from May 2007 through April 2010.

October 2004 sale of equity. On October 11, 2004, we entered into a Securities Purchase Agreement pursuant to which we issued to Forest Hill Capital LLC, referred to as Forest Hill, for the account of certain of its affiliates, referred to as the Forest Hill entities, an aggregate of 300,000 shares of our common stock and warrants to purchase 66,667 shares of common stock, referred to as the October 2004 warrants. The Forest Hill entities paid an aggregate purchase price of $900,000 for these shares and October 2004 warrants. Each October 2004 warrant is exercisable to purchase one share of our common stock at an exercise price of $4.98 per share until October 11, 2009. In connection with the March 2005 financing described below, the Forest Hill entities exchanged the shares of common stock and October 2004 warrants issued to them in October 2004 for securities issued in the March 2005 financing.

March 2005 equity financing. On March 23, 2005, we issued to accredited investors for an aggregate purchase price of $35.9 million an aggregate of (a) 35,900 shares of our Series D Convertible Preferred Stock, convertible into 10,878,788 shares of our common stock, (b) 5,439,394 five-year common stock purchase warrants, referred to as the March 2005 warrants, and (c) preferred warrants, referred to as Over-Allotment Warrants, to purchase for additional proceeds to us of $8.975 million, up to 8,975 additional shares of Series D Preferred Stock and 1,359,849 additional March 2005 warrants in a private financing, referred to as the March 2005 financing.

Immediately prior to the March 2005 financing, holders of a majority of our voting securities approved by written consent (the “Shareholder Consent”) (a) an amendment to our articles of incorporation, increasing the number of our authorized shares of common stock from 150,000,000 to 300,000,000, (b) a change of control which could occur as a result of the financing, and (c) our issuance, in connection with the transactions contemplated by the financing, of common stock in excess of 19.99% of the number of shares of common stock outstanding immediately prior to the financing. However, while such actions were approved by a majority of our shareholders prior to the financing, we were not permitted to effect them until we satisfied certain information requirements to our shareholders not party to the Shareholder Consent. As a result, the Shareholder Consent did not become effective until May 3, 2005.

The shares of Series D Preferred Stock have a face or stated value of $1,000 per share and are convertible at any time at the option of the holder into shares of common stock at the rate of $3.30 per each share of common stock, subject to certain anti-dilution adjustments, including for issuances of common stock for consideration below the conversion price. The Series D Preferred shares are also mandatorily convertible at our option, subject to satisfaction of certain conditions and subject to certain limitations. Under certain limited circumstances within our control, the holders will also have the right to require us to redeem their shares of Series D Preferred Stock at their stated value. Cumulative dividends accrue on the Series D Preferred shares on an annualized basis in an amount equal to 6% of their stated value until they are converted or redeemed and are payable quarterly in arrears, on each of January 1, April 1, July 1 and October 1, in cash or, at our option, subject to satisfaction of certain conditions, in shares of our common stock valued at 93% of the average of the daily volume weighted average per-share price of the common stock for the five trading days prior to the applicable payment date. The Series D Preferred Stock is non-voting. Subject to certain exceptions for accounts receivable and equipment and capital lease financings, we may not incur additional indebtedness for borrowed money or issue additional securities that are senior to or pari passu to the Series D Preferred Stock without the prior written consent of holders of at least two-thirds of the then outstanding shares of the Series D Preferred Stock.

Each of the March 2005 warrants is exercisable to purchase one share of our common stock, at an exercise price of $3.36 per share, until September 23, 2010, subject to certain anti-dilution adjustments, including for issuances of common stock for consideration below the exercise price of the warrants. In addition, once exercisable, the March 2005 warrants permit cashless exercises during any period when the underlying shares are not covered by an effective resale registration statement.

The Over-Allotment warrants are exercisable until February 9, 2006 at an exercise price per each share of Series D Preferred Stock purchased equal to its stated value, with each such purchase including an additional March 2005 warrant exercisable for a number of shares of common stock equal to 50% of the shares of common stock then issuable upon conversion of a share of Series D Preferred Stock.

As part of the March 2005 financing, the Forest Hill entities exchanged the 300,000 million shares of common stock and 66,667 October 2004 Warrants previously purchased by them in October 2004, for $900,000 of the securities issued in the March 2005 financing.

In connection with the March 2005 financing, we also entered into an agreement, referred to as the Herrick Agreement, with Herrick and Huntingdon, collectively referred to as the “Herrick Entities, pursuant to which, concurrently with the financing:

•
all $5.784 million principal amount of our convertible notes owned by the Herrick Entities, referred to as the Herrick Notes, and 10,684 of their shares of our Series A Preferred Stock were converted into an aggregate of approximately 2.03 million shares of our common stock, referred to as the Herrick Shares, at their stated conversion rate of $3.36 per share;

•
we also agreed to redeem the remaining 14,316 shares of Series A Preferred Stock held by the Herrick Entities and all 43,527 of their shares of our Series C Convertible Preferred Stock for $5.8 million, the aggregate stated capital of such shares, on the earlier of the effective date of the Shareholder Consent and September 1, 2005, and both the shares to be redeemed and the redemption price were placed into escrow pending such date;

•
the Herrick Entities waived certain of their registration rights and we agreed to include the Herrick Shares for resale in a registration statement as long as they were owned by the Herrick Entities and not otherwise transferred, except as contemplated in the Herrick Agreement;

•
the Herrick Entities consented to the terms of the March 2005 financing and the agreements entered into in connection with such financing, as we were required to obtain such consents pursuant to the terms of the Herrick Notes, the Series A Preferred Stock and the Series C Preferred Stock; and

•	Herrick and Huntingdon also entered into a voting agreement and proxy with us pursuant to which they agreed not to take any action to contradict or negate the Shareholder Consent.

We received $35 million of gross proceeds (not including the securities exchanged by the Forest entities for $900,000 of the purchase price) in the March 2005 financing. Merriman Curhan Ford & Co. acted as a financial advisor with respect to certain of the investors in the financing for which it received compensation from us of $2,625,000 plus a five-year warrant to purchase 1,193,182 shares of common stock at an exercise price of $4.14 per share commencing upon the effectiveness of the Shareholder Consent. Merriman also received a $175,000 structuring fee from us with respect to the financing. In addition, we issued to Satellite Strategic Finance Associates, LLC, an investor in the financing, a warrant to purchase 41,667 shares of common stock (identical to the March 2005 warrants), and reimbursed it $55,000 for expenses, for consulting services rendered by it in connection with the financing.

Concurrently with the March 2005 financing, we repaid from the net financing proceeds all of the principal and accrued and unpaid interest due on our outstanding senior notes issued on April 28, 2004, in the aggregate amount of approximately $9.4 million, and reported an additional charge in the first quarter of 2005 to reflect the write-off of unamortized financing charges related to the repayment of this debt.

We used approximately $2,271,000 of the proceeds from the March 2005 financing to pay all accrued and unpaid interest to the Herrick Entities on their convertible notes and the Series A Preferred Stock and Series C Preferred Stock.

As of January 9, 2006, 14,837 shares of Series D Preferred Stock have been converted into 4,496,061 shares of common stock and 21,063 shares of Series D Preferred Stock were outstanding.

Commitments

The following table sets forth our contractual obligations as of December 31, 2004:

$(000’s)	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Debt obligations	$18,022	$284	$17,195	$466	$77
Capital lease obligations	25	18	7	—	—
Operating lease obligations	771	186	387	198	—
Purchase obligations	1,134	303	693	138	—
Interest payments on debt	4,428	1,142	3,286
Dividend payments on preferred stock	4,580	—	2,290	2,290	*
Total	$28,960	$1,933	$23,858	$3,092	$77

*	Dividends payable on the outstanding preferred stock as of December 31, 2004 are $1,145,000 per year, subject to reduction to the extent the preferred stock is redeemed or converted.

In March 2005, an aggregate of $9,400,000 of debt and $2,271,000 of accrued interest and dividends were repaid from the proceeds of the March 2005 financing, and an additional $5,784,000 of convertible debt was converted into common stock pursuant to its terms. Accordingly, our debt obligations were reduced to $657,000 and interest payments on debt were reduced to $209,000 as of March 31, 2005. Interest and principal are payable in monthly installments of $7,000 through May 2007 and $19,000 through April 2010. As of September 30, 2005, dividends payable on our outstanding preferred stock are approximately $1,270,000 per year, subject to reduction to the extent the preferred stock is converted or redeemed.

We lease approximately 12,000 square feet of office space in Cedar Knolls, New Jersey pursuant to a sixty-six month lease agreement dated April 18, 2003.

Minimum annual lease commitments including capital improvement payments under all non-cancelable operating leases are as follows (in thousands):

Year ending December 31,

2005	$186
2006	189
2007	198
2008	198
Thereafter	—
Total lease commitments	$771

Capitalized leases.

During the year ended December 31, 2004, we had three capital leases. Lease payments under these agreements were $59,000, $53,000 and $53,000 in 2004, 2003 and 2002, respectively. The amount of equipment capitalized under the leases and included in fixed assets is $196,000, and net of depreciation the fixed asset balance is $24,000 and $94,000 at December 31, 2004 and 2003, respectively. The obligations under the leases included in accounts payable and accrued expenses on the consolidated balance sheets at December 31, 2004 and 2003 were $9,000 and $71,000, respectively.

Minimum annual lease commitments under capital leases are as follows (in thousands):

Year ending December 31,
2005	$18
2006	6
2007	1
Total capital lease commitments	$25

Employment agreements.

We have commitments pursuant to employment agreements with certain of our officers. Our minimum aggregate commitments under such employment agreements are approximately $674,000 and $223,000 during 2005 and 2006, respectively.

Licensing agreements.

We have numerous licensing agreements for both audiobooks and old-time radio shows with terms generally ranging from one to five years, which require us to pay, in some instances, non-refundable advances upon signing agreements, against future royalties. We are required to pay royalties based on net sales. Royalty expenses were $1,473,000 $2,524,000 and $3,243,000 for 2004, 2003 and 2002, respectively.

As of September 30, 2005, we had past due royalty payments under our licensing agreements aggregating $1,300,000. The publishers and other rightsholders to whom these payments would be payable have not requested royalty statements or payments. These amounts are accrued for and reflected in our financial statements.

Minimum advances required to be paid under existing agreements for the next five years are as follows:

Year ended December 31,
2005	$303,000
2006	455,000
2007	238,000
2008	138,000
Total	$1,134,000

Recent accounting pronouncements

Consolidation of variable interest entities

In March 2005, the FASB issued Staff Position (FSP) No. FIN 46(R)-5, Implicit Variable Interests under FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities. This FSP clarifies that when applying the variable interest consolidation model, a reporting enterprise should consider whether it holds an implicit variable interest in a variable interest entity (VIE) or potential VIE when specific conditions exist. FSP No. FIN 46(R)-5 is effective as of April 1, 2005. We do not anticipate an impact from the adoption of this statement.

Share-based payment

In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment,” which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation”. SFAS 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. The compensation cost will be measured based on the fair value of the equity or liability instruments issued. The Statement is effective as of the beginning of the first annual period beginning after June 15, 2005. We do not yet know the impact that any future share-based payment transactions will have on our financial position or results of operations.

Inventory costs

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs.” SFAS 151 amends ARB No. 43, “Inventory Pricing”, to clarify the accounting for certain costs as period expense. The Statement is effective for fiscal years beginning after June 15, 2005; however, early adoption of this Statement is permitted. We do not anticipate an impact from the adoption of this statement.

Accounting changes and error corrections

In May 2005, the FASB issued SFAS No. 154 “Accounting Changes and Error Corrections—A Replacement of APB Opinion No. 20 and FASB Statement No. 3”. This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This Statement does not change the guidance for reporting the correction of an error in previously issued financial statements or a change in accounting estimate. The provisions of this Statement shall be effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. We are not able to assess at this time the future impact of this Statement on its consolidated financial position or results of operations.

Quantitative and qualitative disclosures of market risk

We have no exposure to market risk for changes in interest rates. We had total debt outstanding as of September 30, 2005 of $825,000 (including $179,000 of original issue discount), all of which is at fixed rates. Changes in the prime rate or LIBOR would not have an impact on our fair values, cash flows, or earnings for the nine months ended September 30, 2005.

BUSINESS

Introduction

We are a digital media and publishing company specializing in spoken audio entertainment, such as audio readings of books, newspapers, magazines, original productions and radio broadcast transcripts, each of which audio readings is referred to as a title. We offer thousands of audio titles, comprising over 75,000 hours of aggregate audio content, which we distribute via mail order, our websites and some of the nation’s largest retailers. Our titles can be purchased in digital format via Internet downloads through subscription services at a flat monthly fee for a specified number of titles per month, and/or on a per title, or a la carte, basis. Our titles can also be obtained in hard copy format, such as CDs and cassettes.

Today we have two principal content libraries; (1) audiobooks which we sell via digital download and on compact disc and cassette, through Soundsgood.com, the Audio Book Club and third-party websites; and (2) an archive of the history of American radio which we produce and sell on compact disc and cassettes through our catalog, a mail order based continuity program, retail outlets, and our on-line download subscription service and third-party websites.  We broadcast our radio programs through a syndicated radio show on 200 commercial stations across the United States, as well as its 24-hour Radio Classics channels on Sirius and XM Satellite Radio.

We are transitioning our business from selling hard goods primarily via mail order to digital distribution via wireless and Internet downloads. Our distribution strategy is two pronged: (1) to wholesale our audio content to the leading music services, broadband portals, cell phone and satellite radio companies, both domestically and internationally; and (2) to operate our own downloadable content stores and subscription services which are co-branded via partnerships with celebrities and corporate affiliates, each chosen specifically to reach the targeted demographics known to be interested in its content. In addition to our growing list of marketing partners, we intend to use various means to market our downloadable content stores, including marketing to our existing customer list of approximately 2.5 million audiobook buyers that participated in the AudioBookClub or have purchased from Radio Spirits, as well as working with manufacturers of digital music players, smart phones, and PDAs to include samples of our audio content for consumers to preview when they purchase these new devices, with the hope that these samples will attract consumers to our content stores.

In October 2005, we launched our new digital storefront and technology platform, www.Soundsgood.com. Soundsgood.com is a fully enabled digital download service that offers thousands of digital audiobooks, classic radio shows and other spoken word audio content on a per title basis or as part of a monthly subscription. The service offers users audio content that can be downloaded directly to the users’ personal computers, burned to CD or transferred to any Window’s Media compatible device that plays secured WMA (Windows Media Audio) files. There are over 70 digital devices on the market today that are compliant with Microsoft Corporation’s PlaysforSure”™ digital rights management and device platform, which means they can play WMA formatted digital files, and we are working closely with Microsoft Corporation to ensure that our content works seamlessly on these devices and the many new smart cellular phones that will run the new Windows Mobile 5.0 operating system.

To expand the digital distribution of our audio content, we recently executed an exclusive distribution agreement with Microsoft's MSN Music to provide our spoken word content to the MSN audience, which has 350 million unique monthly visitors, a content distribution agreement with Real Networks, which operates Rhapsody, the largest music subscription service in the United States, and a distribution agreement with Music Net, a business-to-business digital music service provider, to serve as its exclusive spoken word content aggregator.  In addition, we have executed a promotional agreement with WFAN and the Imus in the Morning Show to promote Soundsgood.com nationally on close to 100 radio stations across the country and simulcast on MSNBC television five days a week. Imus program listeners will be directed to SoundsGood.com following interviews with authors who appear on the show. SoundsGood.com will be branded as the show's exclusive bookseller, and listeners will be informed how they can access audiobooks and programs, via digital downloads or on traditional media such as compact discs and cassette tapes. We have also executed distribution agreements for our growing library of classic radio ring tones which will soon be, or are available on Nextel, Verizon, Alltell, T-Mobile Alltel, nTelos, Midwest Wireless, Verizon Wireless and Verizon Wireless Puerto Rico services.

We have acquired the rights to distribute digital audiobooks from substantially all of the major publishing houses in the United States and have a growing number of titles with various international rights of distribution. Our content library consists of all genres of audiobooks, classic American radio shows, educational courses, university lectures, theatre plays, self improvement courses, television soundtracks, stand-up comedy, children’s storytelling, parenting advice and study guides.

Today, some of our largest digital content partners include BBC, Blackstone, Brilliance Audio, CBS Radio, Harper Collins, Hay House, Oasis, Penguin Group USA Audio, Random House, Simon & Schuster, Sound Room Publishers, Time Warner Audio and Zondervan. In addition to Audio Book Club, we distribute our content through proprietary web sites soundsgood.com and radiospirits.com, as well as through partner channels including MSN Music, Sirius Satellite Radio and XM Satellite Radio.

Strategy

In response to the music industry’s recent success in creating a market for legal digital downloads using digital rights management solutions that are intended to prevent piracy of copyrighted content, we intend to become a leading distributor for downloadable, spoken word audio entertainment. We intend to build this new distribution channel by utilizing our nearly twelve years of experience operating the Audio Book Club and our old-time radio business. During those twelve years, we have serviced approximately 2.9 million customer accounts and plan to leverage this list of audio buyers to attract new digital shoppers.

We intend to use the Windows Media Digital Rights Management (DRM) system, and other easy to use, rights management technologies that may evolve over time. Beginning this past Christmas season, 70 new digital devices that support the Microsoft “PlaysforSure™” digital rights management and device platform became available for sale by many of the leading device manufacturers. Examples of companies offering a “PlaysforSure™” device include Hewlett Packard, Dell, Creative, Rio, i-River and Samsung. Many of these devices have large file storage capacities and make, what we believe, could be a perfect match for our content, which is typically one half hour in length for our classic radio shows, to an average of 6 to 10 hours for an audiobook.

In addition, the rapid evolution of cell and smart phones with hard drives and media players presents a large potential user base of digital devices for our content, as more than 500 million new handsets are sold each year in the market place. These portable devices, coupled with the ubiquitous installed base of personal computers with CD burners and USB port memory discs are making digital audio content portable and more accessible to users.

We believe the proliferation of broadband Internet service, the Microsoft digital rights management solution, and an expanding user base of portable devices have created an inflection point where downloads are a better way to distribute audio than traditional CD and audio cassette tape distribution via a retail store or by mail order. Broadband Internet and ubiquitous wireless networks means companies like MediaBay can deliver audio files quickly and affordably.  Downloading provides consumers a more convenient way to purchase audio in real time and an incredible opportunity for broad choice since there are no inventory requirements. We believe that download distribution is better for the environment because it eliminates the need for the physical storage format of the content, such as the CD or cassette, and it enables us to provide real savings to the consumer, as two audiobooks can be downloaded for $19.95 whereas we typically charge $25.00 for one audiobook on CD or cassette.

We have determined that future investment in our mail order, hard goods based, Audio Book Club would not provide the returns adequate to justify future expenditures. Accordingly, in 2004, we discontinued marketing to attract new Audio Book Club members and are developing plans to transition current members to new programs including encouraging existing members to begin downloading spoken word.

Online agreement with Microsoft

The first step in executing our new strategy is our agreements with Microsoft. These agreements provide for us to distribute spoken word audio content, including audiobooks from the largest publishers and our old-time radio programs, through an exclusive distribution relationship with the new MSN Music Service. Today, MSN has an audience of 350 million unique monthly visitors.  Microsoft has announced that the new music service will have the largest selection of songs and audio content of any service and will be compatible with the most number of digital devices, leveraging its industry leading windows media player and windows digital rights management platform.

Open standard platform technology

We have chosen to leverage the proliferation of the Windows Media DRM platform as the de facto rights management standard for content owners to protect their intellectual property on the Internet.  According to a report from the International Federation of the Phonographic Industry (IFPI) trade group, the number of online music stores quadrupled to more than 230 in 2004. This trend is certain to improve consumer choice as it allows consumers to shop in a broad range of stores, but maintain the flexibility to switch devices over time as functionality improves without having to worry about media format conversion issues that closed proprietary systems, such as Apple i-Tunes, create. On-line music stores in the United States that use the Window’s DRM system include such companies as RealNetworks, MSN Music, Wal-Mart, Napster, AOL Music Now, Yahoo’s Music Match, Buy.com, Music Now, and VirginDigital. The competing storefronts, which use proprietary DRM technologies or closed systems, are Apple and Audible.

Industry background

A major trend over the thirty years in the United States is to work longer hours, spend more time in the automobile commuting to and from work, and thus have less time for leisure activities. According to Harris Interactive, from 1973 to 2003, the median number of hours that people say they work has jumped from 41 hours a week to 49. Over the same period, Harris reports that people's leisure time has dropped from 26 to 19 hours per week. Listening is a way for individuals to consume content at times when they are unable to read, such as when they are driving. The 2003 edition of the Veronis Suhler Stevenson Communications Industry Forecast estimates that on average Americans spent 1,013 hours listening to the radio in 2003, compared to 911 hours in 1998, which averages out to an additional approximately 2 hours a week spent listening to the radio in 2003. In comparison, Veronis Suhler Stevenson estimates that book reading declined among Americans from an average of 118 hours in 1998 to 110 hours in 2003. According to the 2000 United States Census, 97 million people drove to and from work alone that year, an increase of 15% from 1990. The average travel time to work increased to 25.5 minutes each way, an increase of 14% from 1990. In addition, more than 42 million individual drivers have a commute of at least 30 minutes or more each way.

As individuals look to use their commuting time more efficiently and manage an increasing amount of available content, audiobooks have emerged as a personalized "pay-to-listen" alternative to radio, because radio does not allow listeners to control when they listen to a particular program.

According to the Audio Publishers Association 2004 Sales Survey, the U.S. market for audiobooks has reached an estimated $800 million. The APA also estimated that one in five, or 23 million, American households listened to audiobooks in 2001.

This increasing usage of audiobooks exists despite limited types of content, high prices and the limitations of cassette tapes and CDs. For instance, the audiobook market based on retail sales does not include the many audiobooks and other spoken word products sold to consumers directly or in vertical markets such as personal improvement, training, and educational markets, nor does it address the emerging market in personalized "time-shifted" radio programming or timely print content such as newspapers, newsletters, magazines, and journals.

The Internet has emerged as a powerful global communications and entertainment medium, giving millions of people the ability to access large amounts of valuable, pay-for-access media.  Jupiter Research reported that as of the end of 2003, 21.5 million households, or about one-fifth of U.S. households, were connected to the Internet via broadband. Based on historic growth rates and current trends around broadband availability, interest, and pricing, Jupiter Research forecasts that by 2008, 46 million households, representing half of online households and 40% of all U.S. households will connect via high-speed, always-on technologies. Through the Internet, people can buy various forms of information and entertainment, from books to music and video for usage both at and away from the computer.

According to a 2001 report by market analyst International Data Corp. (IDC), worldwide sales of smart handheld devices were expected to grow at a rate of 48% per year over the next four years, reaching approximately $26 billion by 2004.

In December 2003, Jupiter Research published a report that predicted the demand for MP3 players in the U.S. would grow at a rate of 50% per year through 2006. According to Jupiter, shipments of MP3 players in the U.S. for 2003 were forecasted at over 3.5 million. Jupiter also predicted that there would be an installed based of more than 26 million MP3 players by 2006 and that, starting in 2004, the demand for players with hard drives would surpass that of players with flash memory. According to a Consumer Electronics Market Association study from June 2005, nearly 20 million DVD players were shipped in 2004 and household penetration of DVD players rose from 60% at the beginning of 2004 to 75%, or over 86 million households, at the beginning of 2005.

The market for personal digital assistants that have digital audio capabilities had been led by Pocket PCs -- devices running on Microsoft operating systems which are manufactured by Hewlett-Packard, Toshiba, and Dell among others. Research firm IDC published a report in February 2004 in which it noted that smartphones showed significant growth and future promise and that, in 2003, the worldwide smartphone market grew 181% year-over-year to 9.6 million units.

The key characteristic of smartphones that enable the download of spoken word content is the inclusion of enough internal memory to store our audio content. Since most smartphones "dock" to computers, allowing for data exchange of contact and schedule information, spoken word can also be transferred to smartphones via a personal computer.

We are seeking to develop relationships with cell phone companies and other high technology providers. Wireless handheld technology is the ideal match for the download spoken word business. The combination of wireless freedom and digital transmission will in the future allow a consumer to download from a library of audio recordings and bypass the anchored desktop PC. This freedom to download wirelessly will allow unprecedented convenience for consumers.

Businesses

Soundsgood.com

SoundsGood.com which was launched in October 2005, provides consumers with an easy way to access thousands of best selling audio books, classic radio shows and theatre performances, as well as a growing collection of audio newspapers, magazines, lectures, self help and wellness courses, modern day radio shows and other spoken word entertainment.

SoundsGood.com provides customers with both digital downloads for immediate listening as well as the ability to purchase CDs and audiocassettes for those more comfortable with traditional media. SoundsGood supports digital downloads that are compatible with MP3 players, CD players, PCs and some high-end smart phones that support the Windows Media audio format.

SoundsGood offers a wide range of audiobook titles ranging from New York Times best sellers to the obscure. There is a monthly subscription for two downloads, and individual purchases of CDs, cassettes and digital downloads are available at an additional cost.

Audio Book Club

Audio Book Club was originally modeled after the traditional “book-of-the-month club” format and had a negative option requirement. This meant that, unless a member affirmatively declined the featured selection in our mailing on or prior to the designated reply date, the selection was automatically shipped to the member and the member was billed. We recently transitioned this business to one that has a positive option drop ship format, meaning that products are shipped only if the customer affirmatively orders the product, and that sells audiobooks via download, CD and cassette format.

We mail one catalog approximately every month, which offers between 50 and 75 audio book titles. Audiobook Club customers are encouraged to make their purchases on Soundsgood.com by downloading their selections. Alternatively, customers can purchase their selections in traditional CD or cassette format. We purchase audiobooks on a wholesale basis and utilize the services of a third-party fulfillment provider which allows us to ship the titles from its inventory. We also utilize the services of a third-party which provides order processing and data processing services. These services include accepting customer orders, implementing our credit policies, billing and invoicing.

Radio Spirits

Radio Spirits sells old-time radio programs on audiocassettes and compact discs through retail, direct mail and online channels. Radio Spirits has a database of names of more than 400,000 catalog customers and prospects and sells its products in such well-known national chains as Barnes & Noble, Borders, Wal-Mart, Cracker Barrel Old Country Stores and online retailers such as Amazon.com. Radio Spirits’ products can also be purchased online at www.radiospirits.com. The Radio Spirits content library consists of more than 65,000 hours of classic radio shows licensed on a primarily exclusive basis. Radio Spirits’ library of classic radio shows includes episodes from the following notable series: The Shadow, The Jack Benny Program, The Bob Hope Show, Superman, Suspense and many others including famous stars such as Clark Gable, Cary Grant, Humphrey Bogart, Jimmy Stewart, Lucille Ball, Frank Sinatra, Judy Garland, Orson Welles and Bing Crosby. Radio Spirits also offers its old-time radio programs in a continuity format, a marketing program that automatically sends selections to a customer once an initial order is placed. Radio Spirits accounted for approximately 35.3% of MediaBay’s revenue in 2004.

We have acquired exclusive licensing rights to a substantial majority of our old time radio library. These rights have been principally acquired from the original rights holders (actors, directors, writers, producers or others) or their estates. Our engineers use digital sound equipment to improve the sound quality of our old time radio programs and then we contract with third-party manufacturers to duplicate and manufacture our old time radio program cassettes and CDs.

We utilize the services of a third-party fulfillment provider to warehouse and track our inventory, ship the ordered product, implement our credit policies, and provide data processing services, including billing and invoicing services.

MediaBay.com

MediaBay.com provides the infrastructure and support for all of our web sites including www.audiobookclub.com, www.radiospirits.com, and www.RadioClassics.com. It is expected that MediaBay.com will power our new digital audio download services.

RadioClassics division

RadioClassics was created to distribute our proprietary old-time radio content across multiple distribution platforms including traditional radio, cable television, satellite television (DBS), satellite radio and the Internet. RadioClassics currently distributes a national "classic" radio program, “When Radio Was” and can also be heard on dedicated channels on both the Sirius Satellite Radio and XM Satellite Radio services.

Competition

We compete for discretionary consumer spending with other mail order clubs and catalogs and other direct marketers and traditional and on-line retailers that offer products with similar entertainment value as audiobooks and old-time radio programs, such as music on cassettes and compact discs, printed books, videos, and laser and digital video discs. Many of these competitors are well-established companies, which have greater financial resources.

We will compete for consumers of spoken word content with other Internet-based audio distributors, as well as with our existing, competitors, such as distributors of audio on cassette tape or compact disc. The business of providing content over the Internet is experiencing rapid growth and is characterized by rapid technological changes, changes in consumer habits and preferences, and the emergence of new and established companies. We will also continue to compete with (i) book store chains deep-discount retailers, retail stores, mass merchandisers, mail order catalogs, clubs, and libraries that sell, rent, or loan audiobooks on cassette tape or compact disc, such as Borders, Barnes & Noble, (ii) online retailers such as Amazon.com, (iii) websites that offer streaming access to spoken audio content using tools such as the RealPlayer or Windows Media Player, (iv) other companies offering services similar to ours, such as Audible AudioFeast, and (v) online and Internet portal companies such as America Online, Inc., Yahoo! Inc., and iTunes, which are either offering or have the potential to offer audio content. Moreover Audible, Inc., has begun to establish itself as a leader in downloadable spoken word content distribution.

Warranties and return policies

Our policy is to accept returns of damaged audiobooks and old time radio programs. In order to maintain favorable customer relations, we generally accept returns of unopened audiobooks and old time radio products sold through our catalogs within 30 days of purchase. We also accept returns of unsold products sold on a wholesale basis.

Intellectual property

We have several United States registered trademarks and service marks for slogans and designs used in our advertisements, member mailings and member solicitation packages, including the Audio Book Club logo, “MediaBay,” “Radio Spirits”, “MediaBay.com,” “audiobookclub.com” and the MediaBay logos. We believe that our trademarks and service marks have significant value and are important to our marketing. We also own or license the rights to substantially all of our radio programs in our content library.

We rely on trade secrets and proprietary know-how and employ various methods to protect our ideas, concepts and membership database. In addition, we typically obtain confidentiality agreements with our executive officers, employees, list managers and appropriate consultants and service suppliers.

Employees

As of December 31, 2005 we had 28 full-time employees. Of these employees, 3 served in corporate management; 14 served in operational positions at our Audio Book Club operations; 4 served in operational positions at our MediaBay.com and information systems operations and 7 served in operational positions at our old-time radio operations. We believe our employee relations to be good. None of our employees are covered by a collective bargaining agreement.

Properties

Our executive office is currently located at 2 Ridgedale Avenue, Cedar Knolls, New Jersey, where we lease approximately 12,000 square feet of office space. The lease expires in October 2008 and provides for minimum annual payments of $186,000 in 2005, $189,000 in 2006 and $198,000 in each of 2007 and 2008.

Legal proceedings

We are not a party to any lawsuit or proceeding which we believe is likely to have a material adverse effect on us.

MANAGEMENT

Executive officers and directors

Our executive officers and directors are as follows:

Name	Age	Position

Joseph R. Rosetti	71	Chairman and Director
Jeffrey Dittus	39	Chief Executive Officer and Director
Patricia Campbell	51	Chief Operating Officer
Robert Toro	41	Chief Financial Officer and Senior Vice President of Finance
Daniel J. Altobello	64	Director
Richard J. Berman	63	Director
Robert B. Montgomery	44	Director
Marshall C. Phelps	61	Director
Carl U.J. Rossetti	57	Director

Joseph R. Rosetti was appointed Chairman of our Board of Directors in August 2004 and has been a member of our board of directors since December 2002. Since December 1, 2001, Mr. Rosetti has been President of SafirRosetti, an investigative and security firm owned by Omnicom Group, Inc. From 1987 to 1991, Mr. Rosetti was the Vice Chairman of Kroll Associates. As Vice Chairman, he had responsibility for Corporate Security/Crisis Management, which provides industry and professional organizations with preventive measures to combat corporate and financial crimes. From 1971 to 1987 he had worldwide responsibility at IBM for security programs in physical security, investigations, personnel security, trade secret protection, information asset security, real and movable and financial asset security and Department of Defense Security. Mr. Rosetti was a member of the U.S. National Chamber of Commerce Crime Reduction Panel and was Staff Director for the Conference of the National Commission on Criminal Justice Standards and Goals, a member of the private Security Task Force to the National Advisory Committee on Criminal Justice Standards and Goals and Chairman of the American Management Association’s Council on Crimes against Business. Prior to joining IBM, Mr. Rosetti was the Northeast Director for the Law Enforcement Assistance Administration of the U.S. Department of Justice and a Special Agent, Group Supervisor, and Special Assistant to the Assistant Commissioner for Compliance in the Intelligence Division, U.S. Treasury Department. Prior to joining the Treasury Department, Mr. Rosetti held the position of Chief Accountant at Marriott Corporation. Mr. Rosetti is a director of GVI Security Solutions, Inc., a publicly traded company.

Jeffrey Dittus has been our Chief Executive Officer and has been a member of our board of directors since January 2004. From 1995 through 1998, Mr. Dittus was a senior executive with one of the world’s largest direct response marketers, National Media Corporation. While at National Media, Mr. Dittus had direct responsibility for over 300 staff in two different countries, and built a process that streamlined the marketing process in concert with building direct marketing systems that quickly evaluated the profitability of new product launches. After leaving National Media, Mr. Dittus founded IT Capital Limited, publicity traded investment company focused on early stage, new media and software investments based in New Zealand, serving as its Chief Executive Officer until November 2001. Mr. Dittus returned to the United States and, in November 2001 founded a merchant banking firm Kauri Capital, serving as its managing director until January 2004. Mr. Dittus was recently elected to the board of directors of the Audio Publishers Association, the audiobook publishers’ industry trade association and is a member of the Board of Directors of the Leukemia and Lymphoma Society. He is also the founder of Divine 9 Open, a golf tournament that raises money for Leukemia and Lymphoma research. Mr. Dittus earned a Bachelor of Science degree from Pennsylvania State University in Finance and began his career with Philadelphia Bank.

Patricia Campbell has been our Chief Operating Officer since April 2005. For the four years prior to joining us, Ms. Campbell had been Managing Partner of Terra Nova Marketing Solutions. Ms. Campbell founded Terra Nova to provide hands-on solutions to companies with immediate marketing, direct marketing and Internet opportunities. From February 2000 to April 2001, Ms. Campbell was President of Direct Equity Partners, LP, a $250 million private equity firm specializing in direct marketing and Internet companies. From 1999 to 2000, Ms. Campbell was Executive Vice President at barnesandnoble.com. Ms. Campbell was responsible for creating and managing a world-class direct marketing group to drive customer acquisition, relationship management and product development on the Internet. From 1996 to 1999, Ms. Campbell served as a senior executive at Advanta, a $1.5 billion financial services company. In addition, Ms. Campbell has had 15 years of magazine publishing experience at Time Inc., and Times Mirror Magazines where she held the position of President of Popular Science and Today’s Homeowner. Ms. Campbell was Chairman of the Direct Marketing Association and is actively involved in the association’s policy development for the industry. Ms. Campbell is a member of the Board of Directors of Synova Healthcare, Inc. Ms. Campbell holds a B.A. from Dartmouth College graduating Phi Beta Kappa, an M.A. and an M.B.A. from Columbia University.

Robert Toro has been our Chief Financial Officer since May 2005 and our Senior Vice President of Finance since July 1999, Chief Financial Officer of our Audio Book Club division since November 2001 and an employee since April 1999. Prior to joining us, Mr. Toro was Senior Vice President of AM Cosmetics Co. and had previously served in senior financial positions in both public and private entertainment and publishing companies. From 1992 through early 1997, Mr. Toro served in various senior financial positions with Marvel Entertainment Group, Inc., a publicly traded youth entertainment company. Mr. Toro is a Certified Public Accountant with six years of progressive experience with Arthur Andersen where he was employed immediately prior to joining Marvel Entertainment Group.

Daniel J. Altobello has been a member of our board of directors since April 2005. Mr. Altobello is the retired Director and Chairman of Onex Food Services, the parent corporation of Caterair International, Inc., and LSG/SKY Chefs from September 1995 to June 2001. From 1989 to 1995, Mr. Altobello served as Chairman, President and Chief Executive Officer of Caterair International Corporation. From 1979 to 1989, he held various managerial positions with the food service management and in-flight catering divisions of Marriott Corporation, including Executive Vice President of Marriott Corporation and President of Marriott Airport Operations Group. Mr. Altobello began his management career at Georgetown University as Vice President of Administration Services. He is a member of the board of directors of Mesa Air Group, Inc., World Air Holdings, Inc. and Friedman, Billings and Ramsey Group, Inc. (public reporting companies). Mr. Altobello is also a director of several private companies: Diamond Rock Hospitality Trust, Inc., JER Real Estate Investment Trust, and Mercury Air Centers; and is also a trustee of Loyola Foundation, Inc. Mr. Altobello obtained a Bachelor of Arts in English from Georgetown University and a Master of Business Administration from Loyola College.

Richard J. Berman became a director in June 2003. Since January 2006, Mr. Berman has been Chief Executive Officer of Nexmed, Inc., a publicly traded biotechnology company. From 2000 to March 2004, Mr. Berman was Chairman of the Board of KnowledgeCube Group, Inc., an internet commerce firm. From September, 1998 to June, 2000, Mr. Berman was Chairman of the Board and C.E.O. of Internet Commerce Corporation (Nasdsaq: ICCA), a leading e-commerce business-to-business service provider. From 1982 to 1998, Mr. Berman was President of the American Acquisitions Company, a privately-held merchant banking firm, and from 1983 to 1993, Chairman of the Board of Prestolite Battery Company of Canada, the largest battery producer in Canada. From 1975 to 1982, Mr. Berman served in various executive positions at Banker’s Trust Company, including Senior Vice President responsible for managing the M&A and Equity Buyout Departments. Mr. Berman currently serves on the board of directors of Internet Commerce Corporation (Nasdaq: ICCA), Nexmed, Inc. (Nasdaq: NexM), Advaxis (OTCBB: ADVS), GVI Security Solutions Inc. (OTCBB: GVIS), Dyadic International, Inc. (OTCBB: DYAD) International Microcomputer Software (OTCBB: IMSI) Nayna networks, Inc. (OTCBB:NAYN) and National Investment Managers (OTLBB:NIVM). Mr. Berman holds a J.D. from Boston College Law School and an M.B.A. in Finance from New York University.

Robert B. Montgomery has been a member of our board of directors since June 6, 2005. Since August 2001, Mr. Montgomery has been a Partner at Achilles Partners, LLC, an advisory firm specializing in the media, communications and technology industries. Mr. Montgomery is also currently Chief Executive Officer of Achilles Media Ltd., a Toronto-based event management firm for television and new media industry events. In addition, since August 2000, Mr. Montgomery has served as a director of First Maximilian Associates Ltd. He holds a Bachelor of Arts degree from the University of Manitoba in Canada.

Marshall C. Phelps has been a member of our board of directors since June 6, 2005. In June 2003, Mr. Phelps joined Microsoft Corporation serving as Deputy General Counsel and Corporate Vice President for intellectual property and licensing, where his responsibilities include supervising Microsoft’s intellectual property groups, including those responsible for trademarks, trade secrets, patents, licensing, business development, standards and copyrights. From September 2000 to December 2002, Mr. Phelps worked for Spencer Trask Intellectual Capital Company LLC, where for two years he served as Chairman and Chief Executive Officer. Mr. Phelps holds a Bachelor of Arts degree from Muskingum College, a Master of Science degree from Stanford Graduate School of Business and a Doctorate from Cornell Law School.

Carl U.J. Rossetti has been a member of our board of directors since June 6, 2005. Since January 2000, Mr. Rossetti has been employed at Time Warner Cable, most recently as Executive Vice President of Corporate Development and President of Time Warner Cable Voice Services. In this position, Mr. Rossetti oversees the digital phone business and is responsible for developing and launching new products, new businesses and new services for Time Warner Cable. He earned his BA in Accounting (1970) and his MBA (1975), both at Chamindale University in Honolulu, Hawaii.

Our Board of Directors is classified into three classes, each with a term of three years, with only one class of directors standing for election by the shareholders in any year. Richard Berman and Carl U.J. Rossetti are Class III directors and stand for re-election at the 2006 annual meeting of shareholders. Joseph Rosetti, Daniel J. Altobello and Marshall C. Phelps are Class I directors and will stand for re-election at the 2007 annual meeting of shareholders. Jeffrey Dittus and Robert Montgomery are Class II directors and stand for re-election at the 2006 annual meeting of shareholders. Our executive officers serve at the direction of the Board and until their successors are duly elected and qualified.

Board Independence

The Board has determined that Messrs. Altobello, Berman, Montgomery, Phelps and Carl Rossetti, meet the director independence requirements of the Marketplace Rules of the National Association of Securities Dealers, Inc. (“NASD”) applicable to Nasdaq listed companies.

Board Committees

Audit committee

We have established an Audit Committee of the Board of Directors, which currently consists of Messrs. Altobello (Chairman), Montgomery and Carl Rossetti, each of whom is an “independent” director as defined under the rules of the National Association of Securities Dealers, Inc. The Board has determined that Mr. Altobello qualifies as a “financial expert” under federal securities laws.

Compensation committee

We have established a Compensation Committee of the Board of Directors, which currently consists of Messrs. Phelps (Chairman) and Berman, each of whom is an “independent” director as defined under the rules of the National Association of Securities Dealers, Inc.

Nominating committee

We have established a Nominating Committee of the Board of Directors, which currently consists of Messrs. Berman (Chairman) and Montgomery, each of whom is an “independent” director as defined under the rules of the National Association of Securities Dealers, Inc. Mr. Berman serves as Chairman.

Code of ethics and business conduct

We have adopted a Code of Ethics and Business Conduct that applies to our employees, including our senior management, including our Chief Executive Officer, Chief Financial Officer, Controller and persons performing similar functions. Copies of the Code of Ethics and Business Conduct can be obtained, without charge, upon written request, addressed to: Corporate Secretary, MediaBay, Inc., 2 Ridgedale Avenue, Cedar Knolls, New Jersey 07927.

Communications with the Board

The Board of Directors, through its Nominating Committee, has established a process for stockholders to send communications to the Board of Directors. Stockholders may communicate with the Board of Directors individually or as a group by writing to: The Board of Directors of MediaBay, Inc., c/o Corporate Secretary, 2 Ridgedale Avenue, Cedar Knolls, New Jersey 07927. Shareholders should identify their communication as being from one of our shareholders. The Corporate Secretary may require reasonable evidence that the communication or other submission is made by one of our shareholders before transmitting the communication to the Board of Directors.

Executive compensation

The following table discloses for the fiscal years ended December 31, 2002, 2003 and 2004, compensation paid to Ron Celmer, Carl Wolf and Jeffrey Dittus, our Chief Executive Officers during 2004, and our current executive officers (the “Named Executives”).

Summary Compensation Table

				Long-Term compensation awards securities underlying
	Annual compensation
Name and principal position	Year	Salary	Bonus	Options/SAR’s (#)	All other compensation
Carl Wolf	2004	$61,923	$—	83,333	$—
Former Chairman and Former Chief Executive Officer (1)	2003	135,000	—	97,500	—
	2002	15,688	—	107,500	—

Joseph Rosetti Chairman (2)	2004	33,750	—	95,833	—

Ronald Celmer	2003	85,608	—	250,000	—
Former Chief Executive Officer (3)

Jeffrey Dittus Chief Executive Officer (4)	2004	222,172	—	375,000	—

John F. Levy	2004	190,048	—	150,000
Vice Chairman and Chief Financial Officer	2003	190,000	35,705	10,040	—
	2002	181,414	17,500	8,333	—

Robert Toro	2004	185,048	—	—
Senior Vice President Finance	2003	185,000	5,223	36,024	—
	2002	176,752	18,500	—	—

(1)	Carl Wolf became Co-Chairman on November 15, 2002, was named Chairman on May 1, 2003, became Interim Chief Executive Officer on January 3, 2004 and resigned on May 27, 2004.
(2)	Joseph Rosetti was appointed Chairman on August 12, 2004.
(3)
Ronald Celmer was employed as Chief Executive Officer from August 15, 2003 through January 5, 2004. In connection with the termination of his employment, we paid severance of $56,250 in six semi-monthly payments commencing January 15, 2004.

(4)	Jeffrey Dittus became Chief Executive Officer on January 29, 2004.

The following table discloses options granted during the fiscal year ended December 31, 2004 to the Named Executives:

Option/SAR Grants in Fiscal Year Ending December 31, 2004

	Number of shares underlying	% of total options granted to employees in	Exercise price		Potential realizable value at assumed annual rates of stock price appreciation for option term
Name	options granted	fiscal year	($/share)	Expiration date	5% ($)	10% ($)
Carl Wolf	83,333	8.28%	$3.18	05/28/2009	$73,215	$161,785

Joseph Rosetti	12,500	1.24%	3.24	05/28/2009	11,188	24,721
	66,667	6.63%	1.98	08/12/2009	36,464	80,573
	16,667	1.66%	10.74	12/15/2009	49,447	109,262

Jeffrey Dittus	41,667	4.14%	5.94	04/30/2009	75,559	165,193
	41,667	4.14%	5.94	07/30/2009	79,547	175,259
	41,667	4.14%	9.30	01/30/2010	—	55,448
	41,667	4.14%	9.30	07/30/2010	—	77,535
	41,667	4.14%	11.16	01/30/2011	—	22,179
	41,667	4.14%	11.16	04/30/2011	—	34,359
	66,667	6.63%	3.24	05/28/2009	59,668	131848
	58,333	5.80%	3.60	10/05/2009	58,010	128,185

John F. Levy	125,000	12.42%	3.24	05/28/2009	111,877	247,214
	25,000	2.48%	6.00	11/14/2009	48,971	110,482

The following table sets forth information concerning the number of options owned by the Named Executives and the value of any in-the-money unexercised options as of December 31, 2003. No options were exercised by any of these executives during fiscal 2003.

Aggregated Option Exercises And Fiscal Year-End Option Values

Name	Number of securities underlying unexercised options at December 31, 2004		Value of unexercised in-the-money options at December 31, 2004
	Exercisable	Unexercisable	Exercisable	Unexercisable
Carl Wolf	129,992	—	$215,011	$—

Joseph Rosetti	71.250	39,583	311,875	281,875

Jeffrey Dittus	116,667	258,333	482,000	534,500

John F. Levy	70,040	100,000	332,369	560,000

Robert Toro	36,024	20,000	84,602	63,600

The year-end values for unexercised in-the-money options represent the positive difference between the exercise price of such options and the fiscal year-end market value of the common stock. An option is “in-the-money” if the fiscal year-end fair market value of the common stock exceeds the option exercise price. The closing sale price of our common stock on December 31, 2004 was $1.55

Director compensation

We reimburse directors for reasonable travel expenses incurred in connection with their activities on our behalf. On April 4, 2005, the Board of Directors approved payment of $35,000 of director compensation to Mr. Berman, for previous services as a member of our board of directors. Our independent directors are compensated for their services as follows:

On April 4, 2005, the Board approved a compensation plan for those persons who serve as a member of our board of directors and qualify as an “independent director” under the Nasdaq Marketplace Rules (or the rules of the principal exchange on which the Common Stock is listed, if the Common Stock is not listed on Nasdaq). The compensation payable to our independent directors is as follows: (i) $2,000 per month for serving as a member of the Board of Directors, payable on the first calendar day of each month, which payments commenced May 1, 2005, (ii) an additional $1,000 per month for serving as Audit Committee Chairman, payable on the first calendar of each month, which payments commenced May 1, 2005, and (iii) an additional $2,500 per month for serving as Lead Independent Director (as designated by the Board of Directors), payable on the first calendar day of each month, which payments commenced May 1, 2005. Mr. Berman has been designated by the Board of Directors as Lead Independent Director.

Employment agreements

On January 29, 2004, we entered into a 27-month employment agreement with Jeffrey Dittus. The agreement provides for a base annual salary of $250,000 per year. Pursuant to the agreement, we granted to Mr. Dittus options to purchase 1,500,000 shares of our common stock, which have exercise prices and vest as follows:

Options to purchase:	Exercise price	Vesting date
41,667 shares	$5.94	04/30/2004
41,667 shares	$5.94	07/30/2004
41,667 shares	$9.30	01/30/2005
41,667 shares	$9.30	07/30/2005
41,667 shares	$11.16	01/30/2006
41,667 shares	$11.16	04/30/2006

On June 6, 2005, we entered into an employment agreement with Jeffrey A. Dittus, which agreement became effective on June 6, 2005, for Mr. Dittus to be employed as its Chief Executive Officer. The employment agreement has a term ending June 6, 2008 and provides for an annual base salary of $280,000. Upon termination of Mr. Dittus’ employment without Cause (as defined in the employment agreement) or upon Mr. Dittus’ termination of employment for Good Reason (as defined in the employment agreement), in addition to paying Mr. Dittus through the date of termination and, otherwise complying with the employment agreement, we shall pay to Mr. Dittus severance compensation equal to twelve (12) months of Mr. Dittus’ base salary as of the date of termination, a pro rata portion of any bonus earned through the date of termination, and any options to purchase our common stock then held by Mr. Dittus shall, as of the date of such termination, be deemed to be fully vested for all purposes.

On June 6, 2005, we entered into an employment agreement with Joseph R. Rosetti, which agreement became effective on June 6, 2005, for Mr. Rosetti to be employed as its Chairman, and ends on June 6, 2006 with automatic successive one year extensions. The employment agreement provides for an annual base compensation of $120,000. Upon termination of Mr. Rosetti’s employment without Cause, we shall pay to Mr. Rosetti, in accordance with the terms of the employment agreement, a severance payment equal to twelve (12) months of Mr. Rosetti’s base salary as of the date of termination, payable in bi-monthly installments. If the term or any successive extension is not extended as a result of Mr. Rosetti providing notice of such non-renewal in accordance with the agreement, Mr. Rosetti shall receive a severance payment equal to 50% of his base compensation for the twelve (12) months prior to the date of the non-renewal, payable in bi-monthly installments.

On April 1, 2005, we entered into an employment agreement with Patricia Campbell, which agreement became effective on April 4, 2005, the commencement date of Ms. Campbell’s employment (the “Campbell Effective Date”), for Ms. Campbell to serve as our Chief Operating Officer. The employment agreement has a term ending March 31, 2008 and provides for an annual base salary of $215,000, a starting bonus of $50,000, payable upon the first day of employment under the employment agreement and grant of a stock option to purchase 141,667 shares of common stock (the “Campbell Option”). The Campbell Option is exercisable at a price of $3.54 per share, shall be exercisable commencing on the Campbell Effective Date at the closing sale price of the Common Stock on the Campbell Effective Date, and shall be exercisable as to 40% of the shares of Common Stock covered thereby commencing on the Campbell Effective Date and an additional 20% of the shares covered thereby on each of the first, second and third year anniversaries of the Campbell Effective Date, and shall expire on the tenth anniversary of the Campbell Effective Date. Upon termination of Ms. Campbell’s employment without Cause (as defined in the employment agreement) or termination of Ms. Campbell’s employment for Good Reason (as defined in the employment agreement and which includes a change of control, as defined in the employment agreement), (i) Ms. Campbell is entitled to severance equal to six months base salary as of the date of termination (12 months base salary if such termination occurs on or after the first anniversary of the employment agreement), payable in accordance with our regular payroll practices (but no less than frequently than semi-monthly); and (ii) all options to purchase Common Stock then held by Ms. Campbell shall be deemed to be fully vested as of the date of termination.

On June 6, 2005, we entered into an employment agreement with Robert Toro, which agreement became effective on June 6, 2005, for Mr. Toro to be employed as its Senior Vice President and Chief Financial Officer, and ends on June 6, 2006 with automatic successive one-year extensions, unless Mr. Toro is given 90 days written notice of non-renewal. The employment agreement provides for an annual base compensation of $205,000. In addition, Mr. Toro will receive stock options to acquire an additional 16,667 shares of our Common Stock pursuant to our 2004 Stock Incentive Plan. The options granted to Mr. Toro shall (i) vest immediately, (ii) be exercisable at a price of $3.54 per share (the closing price of the Common Stock on the date of the grant), (iii) be immediately exercisable as to 40% of the shares covered thereby and shall become exercisable as to an additional 20% of the shares covered thereby on each of the first, second and third year anniversaries of the date of grant, and (iv) expire ten (10) years from the grant date. Upon Mr. Toro’s termination of his employment for Good Reason (as defined in the employment agreement) or in the event that we have terminated Mr. Toro's employment under the agreement (i) "without cause" (as defined in the employment agreement), (ii) in the event there is a "Change of Control" (as defined in the employment agreement) and Mr. Toro voluntarily terminates his employment within three (3) months of such Change of Control, or (iii) Mr. Toro’s employment is terminated by us following the expiration of the term of the employment agreement (including MediaBay not offering Mr. Toro at least a one-year employment term at the annual salary then in effect), then Mr. Toro shall be entitled to receive severance pay equal to 100% of his base salary for the greater of (i) the balance of the term or (ii) 6 months; such payment, if any, shall be made to Mr. Toro in equal payments in accordance with our regular payroll over the remaining unexpired period of Mr. Toro’s employment term or six (6) month period, as the case may be. In addition, upon a Change of Control, all stock options issued to Mr. Toro as of such date (except for those which have expired prior thereto), shall immediately be exercisable (in full) and any unvested options shall immediately vest.

Stock Plans

Our 1997 Stock Option Plan provides for the grant of stock options to purchase up to 333,333 shares. As of January 9, 2006, options to purchase all of the shares available under this plan have been granted under the 1997 plan.

Our 1999 Stock Option Plan provides for the grant of stock options to purchase 416,667 shares. As of January 9, 2006, options to purchase all of the shares available under this plan have been granted under the 1999 plan.

Our 2000 Stock Incentive Plan provides for the grant of any or all of the following types of awards: (1) stock options, which may be either incentive stock options or non-qualified stock options, (2) restricted stock, (3) deferred stock and (4) other stock-based awards. A total of 583,333 shares of common stock have been reserved for distribution pursuant to the 2000 plan. As of January 9, 2006, options to purchase all of the shares available under this plan have been granted under the 2000 plan.

Our 2001 Stock Incentive Plan provides for the grant of any or all of the following types of awards: (1) stock options, which may be either incentive stock options or non-qualified stock options, (2) restricted stock, (3) deferred stock and (4) other stock-based awards. A total of 583,333 shares of common stock have been reserved for distribution pursuant to the 2001 plan. As of January 9, 2006, options to purchase all of the shares available under this plan have been granted under the 2001 plan.

Our 2004 Stock Incentive Plan provides for the grant of any or all of the following types of awards: (1) stock options, which may be either incentive stock options or non-qualified stock options, (2) restricted stock, (3) deferred stock and (4) other stock-based awards. A total of 1,250,000 shares of common stock have been reserved for distribution pursuant to the 2004 plan. As of January 9, 2006, options to purchase an aggregate of 1,226,073 shares of our common stock have been granted under the 2004 plan.

As of January 9, 2006, of the options outstanding under our plans, options to purchase 1,558,527 shares of our common stock which are outstanding to our officers and directors as follows: Joseph R. Rosetti - 160,834 shares; Jeffrey Dittus - 741,667 shares; Patricia Campbell - 301,667 shares; Robert Toro - 208,524 shares; Daniel J. Altobello - 25,000 shares; Richard J. Berman - 70,834 shares; Robert B. Montgomery - 16,667 shares; Marshall C. Phelps — 16,667 shares; and Carl U.J. Rossetti - 16,667 shares.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information as of January 19, 2005 relating to the beneficial ownership of shares of our common stock by (i) each person or entity who is known by us to own beneficially 5% or more of our outstanding common stock according to Schedules 13G and 13D filed with the SEC, (ii) each of our directors and nominees for director, (iii) each of the Named Executives, and (iv) all of our directors and executive officers as a group.

Name and address of beneficial owner (1)(2)	Number of shares beneficially owned		Percentage of shares beneficially owned

Jeffrey Dittus	453,667	(3)	4.2%
Joseph Rosetti	141,667	(4)	1.3
Patricia Campbell	126,667	(5)	1.2
Robert Toro	103,524	(6)	*
Richard J. Berman	62,500	(7)	*
Daniel J. Altobello	12,500	(8)	*
Robert B. Montgomery	8,333	(7)	*
Marshall C. Phelps	8,333	(7)	*
Carl U. J. Rossetti	8,333	(7)
Radcliffe SPC, Ltd.	989,958	(9)	9.5
Satellite Strategic Finance, LLC	990,119	(10)	9.5
SF Capital Partners Ltd.	606,060	(11)	5.5
Wood River Capital Management, L.L.C.
Wood River Associates, L.L.C.			6.9
Wood River Partners, L.P.	625,835	(12)	6.0

All directors and executive officers as a group (9 persons)	925,524		8.2

*	Less than 1%
(1)
Unless otherwise indicated the address of each beneficial owner is c/o MediaBay, Inc., 2 Ridgedale Avenue, Cedar Knolls, New Jersey 07927. Unless otherwise indicated, we believe that all persons named in the following table have sole voting and investment power with respect to all shares of common stock that they beneficially own.

(2)
For purposes of this table, a person is deemed to be the beneficial owner of the securities if that person has the right to acquire such securities within 60 days of January 9, 2006 upon the exercise of options, warrants or other convertible securities. In determining the percentage ownership of the persons in the table below, we assumed in each case that the person exercised and converted all options, warrants or convertible securities which are currently held by that person and which are currently exercisable, but that options, warrants or other convertible securities held by all other persons were not exercised or converted. Pursuant to the Certificate of Designation of the Series D preferred stock and the terms of the March 2005 warrants, the selling security holder is not permitted to convert or exercise the foregoing securities to the extent any such conversion or exercise would result in its beneficial ownership of more than 4.99% of our outstanding common stock after giving effect to such conversion or exercise.

(3)	Represents (i) 2,833 shares of common stock, and (ii) 450,834 shares issuable upon exercise of options. Does not include 290,836 shares issuable upon exercise of options.
(4)	Represents (i) 10,833 shares of common stock, and (ii) 130,834 shares issuable upon exercise of options. Does not include 30,000 shares issuable upon exercise of options.

(5)	Represents shares issuable upon exercise of options. Does not include 175,000 shares issuable upon exercise of options.
(6)	Represents shares issuable upon exercise of options. Does not include 105,000 shares issuable upon exercise of options.
(7)	Represents shares issuable upon exercise of options. Does not include 8,334 shares issuable upon exercise of options.
(8)	Represents shares issuable upon exercise of options. Does not include 12,500 shares issuable upon exercise of options.
(9)
The following is based upon a Schedule 13G filed with the SEC on August 16, 2005. Represents shares of our common stock held by Radcliffe SPC, Ltd., for and on behalf of the Class A Convertible Crossover Segregated Portfolio. Does not include 212,424 shares of common stock issuable upon conversion of 701 shares of Series D preferred stock and 606,060 shares of common stock issuable upon exercise of warrants. Pursuant to an investment management agreement, RG Capital Management, L.P. (“RG Capital”) serves as the investment manager of Radcliffe SPC, Ltd.’s Class A Convertible Crossover Segregated Portfolio. RGC Management Company, LLC (“RGC Management”) is the general partner of RG Capital. Steve Katznelson and Gerald Stahlecker serve as the managing members of RGC Management. Each of RG Capital, RGC Management and Messrs. Katznelson and Stahlecker disclaims beneficial ownership of the securities owned by Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio. The address of Radcliffe SPC, Ltd. is c/o SEI Investments Global Fund Services, Ltd., Styne House, Upper Hatch Street, Dublin 2 Ireland.

(10)
The following information is based upon a Schedule 13G filed September 2, 2005. Represents 389,590 shares of our common stock. Represents 389,590 shares held by Satellite Strategic Finance Associates, L.L.C. and 600,529 shares of our common stock held by Satellite Strategic Finance Partners, Ltd. (collectively, the “Satellite Finance Funds”). Does not include 1,396,667 shares of common stock issuable upon conversion of 4,609 shares of Series D preferred stock and 893,939 shares of common stock issuable upon exercise of warrants held by Satellite Strategic Finance Associates, L.L.C. and 2,154,545 shares of commons stock issuable upon conversion of 7,110 shares of Series D Preferred Stock and 1,378,787 shares of common stock issuable upon exercise of warrants held by Satellite Strategic Finance Partners, Ltd. Satellite Asset Management is the investment manager to each of the Satellite Finance Funds and exercises investment discretion over each of the Satellite Finance Funds’ portfolios. The general partner of Satellite Asset Management, L.P. is Satellite Fund Management LLC. Satellite Fund Management LLC has four members that make investment decisions on behalf of the Satellite Finance Funds, and investment decisions made by such members, when necessary, are made through the approval of a majority of such members. The address of the Satellite Finance Funds is 623 Fifth Avenue, 20th Floor, New York, New York 10022.

(11)
The following information is based upon a Schedule 13G filed with the SEC on March 31, 2005. Represents an aggregate of 606,060 shares of common stock held by SF Capital Partners Ltd. (“SF Capital”). Does not include 303,030 shares of common stock issuable upon the exercise of common stock purchase warrants held by SF Capital. Such warrants are subject to exercise caps that preclude the holder thereof from utilizing its exercise rights to the extent that it would beneficially own in excess of 4.9% of the common stock, giving effect to such exercise. According to this Schedule 13G, Michael A. Roth and Brian J. Stark may be deemed to be beneficial owners of these shares as a result of their acting as managing members of Stark Offshore Management, LLC, which acts as investment manager and has sole power to direct the management of SF Capital. The address for SF Capital Partners Ltd. Is 3600 South Lake Drive St. Francis, WI 53235.

(12)
The following information is based on a Schedule 13G/A No. 1 filed with the SEC on November 17, 2005. According to such Schedule 13G/A, Wood River Capital Management, L.L.C., Wood River Associates, L.L.C. and Arthur Steinberg have shared voting power and sole dispositive power over the shares and Wood River Partners, L.P. has sole voting power and sole dispositive power over the shares. Mr. Steinberg has been appointed as the receiver of these entities pursuant to an order of the United States District Court of the Southern District of New York. The address for these entities is c/o Kaye Scholer LLP, 425 Park Avenue, New York, New York 10022.

CERTAIN TRANSACTIONS

As of December 31, 2004, we owed to Norton Herrick, referred to as Herrick), a principal shareholder at the time, and his affiliates approximately $315,000 for reimbursement of certain expenses and services incurred in prior years. On April 28, 2004, in connection with the agreements described below, we agreed to repay Herrick based on an agreed upon schedule. From April 28, 2004 through December 31, 2004, we paid Herrick a total of $324,000. During 2005, we paid Herrick (i) $40,500 per month on the first of each month through and including July 2005 and (ii) the remaining $31,410 on August 1, 2005.

On May 1, 2003, we entered into a two-year consulting agreement with XNH Consulting Services, Inc., referred to as XNH, a company wholly-owned by Herrick. Pursuant to the agreement, XNH provided advice and strategy relating to our debt and equity financings, real estate, litigation and compensation activities. Effective December 31, 2003, we agreed with Herrick to terminate the two-year consulting agreement with XNH, and to pay XNH a fee of $7,500 per month for 16 months commencing on January 1, 2004 and to provide Herrick with health insurance and other benefits applicable to our officers to the extent such benefits may be provided under our benefit plans. The termination agreement provides that the indemnification agreement with Herrick entered into on November 15, 2002 shall remain in full force and effect and that we will reimburse Herrick for expenses incurred in connection with any indemnification obligation. In April 2004, we amended the termination agreement such that we are is no longer required to either pay Herrick the $7,500 each month or to provide Herrick with health insurance and other benefits applicable to our officers. In connection with the termination agreement, the non-competition and nondisclosure covenants of the XNH consulting agreement were extended until December 31, 2006. In accordance with the agreement, we paid or reimbursed certain health insurance premiums for Herrick.

On May 7, 2003, we sold 3,350 shares of a newly created Series B Stock with a liquidation preference of $100 per share for $335,000. Of the total sold, 200 shares ($20,000) were purchased by John Levy, our former Vice Chairman and Chief Financial Officer. Under a subscription agreement, certain "piggy-back" registration rights were granted.

On January 29, 2004, in a private offering we issued $4,000,000 aggregate principal amount of promissory notes, referred to as the 2004 notes") and warrants to purchase 392,158 shares of common stock to 13 institutional and accredited investors in which we received gross proceeds of $4,000,000. In connection with this offering, Herrick and Huntingdon, together referred to as the Herrick entities, entered into a letter agreement with the purchasers of the 2004 notes pursuant to which they granted to the holders of the 2004 notes, in the event of an event of default under the 2004 notes (as defined in the notes) the rights to receive payment under certain secured indebtedness owed by us to the Herrick entities and to exercise their rights under security agreements securing such secured indebtedness. Pursuant to the letter agreement, the Herrick entities also executed powers-of-attorney in favor of a representative of the 2004 note holders pursuant to which such representative could have, following an event of default under the 2004 notes, take actions necessary to enforce the note holder’s rights under the letter agreement, including enforcing the Herrick entities' rights under the security agreements. On April 12, 2004, the 2004 notes were converted into 888,888 shares of common stock. In consideration for Huntingdon's consent to the January 2004 financing and execution of the letter agreement upon receipt of shareholders' approval, we agreed to reduce the conversion price of $1,150,000 principal amount of convertible promissory notes held by Huntingdon from $2.00 to $1.27 and $500,000 principal amount of convertible promissory notes held by Huntingdon from $1.82 to $1.27.

On April 28, 2004, we entered into a new credit agreement. Herrick, Huntingdon and N. Herrick Irrevocable ABC Trust, referred to as the Herrick Trust, of which Herrick was the beneficiary, consented to the new credit agreement and the other transactions described above and entered into a subordination agreement with Zohar CDO 2003-1, Limited. The new credit agreement required the aggregate amount of principal and interest owed by us to Herrick, Huntingdon and the Herrick Trust be reduced to $6,800,000 ("Permissible Debt") by June 1, 2004, and that the Permissible Debt be further reduced by up to an additional $1,800,000 if we do not raise at least $2,000,000 in additional equity in each of the two calendar years following the execution of the new credit agreement. We received a fairness opinion in connection with this transaction.

Pursuant to an agreement dated April 28, 2004, on May 25, 2004, Herrick exchanged accrued and unpaid interest and dividends (including accrued and unpaid interest distributed by the Herrick Trust to Herrick) owed to Herrick aggregating $1,181,419 into (i) 11,814 shares of Series C Convertible Preferred Stock with a liquidation preference of $100 per share convertible into an aggregate of 252,436 shares of common stock at an effective conversion price of $4.68, and (ii) warrants to purchase 504,872 shares of common stock. The warrants are exercisable until April 28, 2014 at an exercise price of $3.18.

Pursuant to an agreement dated April 28, 2004, on May 25, 2004, Huntingdon exchanged the principal of the $500,000 principal amount note, $1,000,000 principal amount note, $150,000 principal amount note and $350,000 principal amount note held by Huntingdon, plus accrued and unpaid interest owed to Huntingdon aggregating $1,171,278 into (i) 31,713 shares of Series C Preferred Stock convertible into an aggregate of 677,628 shares of common stock at an effective conversion price of $4.68, and (ii) warrants to purchase an aggregate of 1,355,256 shares of common stock. The warrants are exercisable until April 28, 2014 at an exercise price of $3.18. If the amount of the Permissible Debt is required to be reduced due to our failure to raise the requisite additional equity, such reduction will automatically occur by the exchange of Permissible Debt held by Huntingdon for additional shares of Series C Preferred Stock in an aggregate liquidation preference equal to the amount of debt exchanged and warrants to purchase a number of shares of common stock equal to two times the number of shares of common stock issuable upon conversion of the Series C Preferred Stock.

The Herrick entities and the Herrick Trust agreed not to demand repayment of their debt until the earlier of (i) the repayment of the New Credit Agreement or (ii) June 28, 2007. The remaining promissory notes held by Herrick, Huntingdon and the Herrick Trust are guaranteed by certain of our subsidiaries and secured by a lien on our assets and certain of our subsidiaries.

On April 28, 2004, we repaid $1.6 million principal amount of the $3.2 million principal amount convertible note issued to ABC Investments, L.L.C., a former principal shareholder of ours. We issued a new $1.6 million note for the remaining principal amount. The new ABC note extended the maturity date from December 31, 2004 to July 29, 2007. In exchange for extending the maturity date, the conversion price of the new ABC note was reduced to $3.00. The closing sale price of our common stock on the closing date was $2.88. During October 2004, ABC Investments, L.L.C. converted $1,000,000 principal amount of the new ABC note into shares of common stock pursuant to the terms of the note.

In December 2004, we entered into a letter agreement with Forest Hill Capital, LLC, at that time a principal shareholder, as the manager of Forest Hill Select Fund, L.P., Forest Hill Select Offshore, Ltd. And Lone Oak Partners L.P., collectively referred to as the Forest entities, extending the date by which we were required to file a registration statement covering the securities issued to them to January 31, 2005. As consideration for this extension, we issued to the Forest entities warrants to purchase an aggregate of 8,333 shares of common stock, exercisable until December 14, 2008 at a price of $8.52 per share. On February 8, 2005, we entered into another letter agreement with the Forest entities further extending the date by which we were required to file the registration statement covering their securities to May 1, 2005. As consideration for the second extension, we issued an aggregate of 19,841 shares of common stock, referred to as the extension shares, based on the last sale price of our common stock on February 8, 2005 of $5.04. We also agreed that if the last sale price of the common stock on the date the registration statement covering their securities is declared effective by the SEC is below $4.50, we would pay an aggregate of $250,000 less the value of the extension shares on such effective date in cash or in shares of common stock, at the Forest entities' option. We also granted the Forest entities the right to require us to purchase an aggregate of 33,333 shares of common stock from them at a price of $18.00 per share if, at any time prior to the effective date, the last sale price of the common stock was above $24.00 per share. We timely complied with our obligations to file the Forest entities’ registration statement.

As part of the March 2005 financing, the Forest entities exchanged the 300,000 shares of common stock and 66,667 common stock warrants previously purchased by them from us in October 2004 for $900,000 of the securities issued in the March 2005 financing. The Forest entities also purchased an additional $1.0 million of the securities in the March 2005 financing. We also agreed to include an additional 19,841 shares of common stock, as well as 8,333 shares of common stock underlying certain additional warrants, already beneficially owned and retained by Forest Hill Capital, LLC for resale in the registration statement filed on behalf of the investors in the March 2005 financing.

In connection with the March 2005 financing, we also entered into an agreement with the Herrick entities, pursuant to which, concurrently with the financing:

•
all $5.784 million principal amount of our convertible notes owned by the Herrick entities (the "Herrick Notes") and 10,684 of their shares of Series A Preferred Stock were converted into an aggregate of approximately 2,033,333 shares of our common stock, referred to as the Herrick Shares, at their stated conversion rate of $3.36 per share;

•
we also agreed to redeem the remaining 14,316 shares of Series A Preferred Stock held by the Herrick entities and all 43,527 of their shares of Series C Preferred Stock for $5.8 million, the aggregate stated capital of such shares, on the earlier of the effective date of the Shareholder Consent and June 1, 2005, and both the securities to be redeemed, referred to as the redemption securities, and the redemption price were placed into escrow pending such date;

•
the Herrick entities waived certain of their registration rights and we agreed to include the Herrick Shares for resale in the registration statement filed on behalf of the investors in the March 2005 financing, so long as such Herrick Shares were owned by the Herrick entities and not otherwise transferred, including, but not limited to, in the Herrick Financing described below;

•
the Herrick entities consented to the terms of the March 2005 financing and the agreements entered into in connection with such financing, as we were required to obtain such consents pursuant to the terms of the Herrick Notes, the Series A Preferred Stock and the Series C Preferred Stock; and

•
the Herrick entities also entered into a voting agreement and proxy with us pursuant to which they agreed not to take any action to contradict or negate the Shareholder Consent and gave us a proxy to vote their shares, at the direction of our Board of Directors, until the effective date of such consent.

Also on March 23, 2005 in connection with the March 2005 financing, we entered into a registration rights agreement with the Herrick entities in which they were granted the same automatic registration rights as the investors in the March 2005 financing with respect to the shares of common stock issuable to the Herrick entities upon conversion of the Herrick Notes and Series A Preferred Stock. We also entered into another registration rights agreement dated March 23, 2005, with the Herrick entities in which we agreed to register the shares of common stock issuable to the Herrick entities upon exercise of the warrants held by them in a registration statement to be filed with the SEC within 30 days following the effective date of the registration statement filed on behalf of the investors in the March 2005 financing.

We also paid to the Herrick entities all accrued and unpaid interest dividends due to them in the amount of $2,271,000 on March 23, 2005 and redeemed the redemption securities on May 3, 2005 (the effective date of the Shareholder Consent) for $5.8 million.

SELLING SECURITYHOLDER

The following table sets forth information as of January 19, 2006, with respect to the securityholder for which shares are being registered for resale.

The shares being offered by the selling securityholder as set forth in the table below include (1) shares of common stock issuable upon conversion of its shares of Series D preferred stock, referred to as “conversion shares,” (2) shares of common stock issuable upon exercise of its March 2005 warrants, referred to as “warrant shares,” and (3) its pro rata portion of the shares that have been reserved for issuance by us in the event we elect to make dividend payments on the Series D preferred stock in the form of common stock and/or we are required to make conversion price or exercise price anti-dilution adjustments with respect to the Series D preferred stock or March 2005 warrants, referred to as “potential additional shares.”

Percentage ownership of common stock is based on 10,439,284 shares of our common stock outstanding as of January 19, 2006. In addition, the table below assumes for calculating the selling securityholder’s beneficial ownership, both prior to and after this offering, as well as the selling securityholder’s percentage ownership following this offering, that options, warrants and convertible securities held by such securityholder (but not those held by any other person) that are exercisable or convertible within 60 days as of January 19, 2006 have been exercised or converted and the shares underling them added to the number of shares of our common stock deemed to be outstanding. The calculation of the selling securityholder’s beneficial ownership and percentage ownership following this offering also assumes that all of the potential additional shares included in those that have been registered for resale by the selling securityholder pursuant to this prospectus (but not those that may be issued to any other holder of Series D preferred stock or March 2005 warrants) were issued and added to the number of shares of our common stock deemed to be outstanding.

					Common stock beneficially owned after the offering
Name of selling securityholder	Number of shares of common stock beneficially owned prior to the offering		Number of shares registered for resale pursuant to this prospectus		Number of shares		Percentageof outstanding shares
Goldman, Sachs & Co.(1)	548,279	(2)	2,130,682	(3)	8	(4)	*

*	Less than 1%

(1)
The selling securityholder was an investor in our March 2005 financing in which it acquired shares of our Series D Preferred Stock and March 2005 warrants. The selling securityholder has no other material relationship with us.

(2)
The selling security holder owns 8 shares of our common stock, 3,000 shares of our Series D preferred stock, convertible into 909,091 shares of our common stock, 454,545 March 2005 warrants exercisable for 454,545 shares of our common stock and a warrant, exercisable until February 9, 2006 to purchase an additional 750 shares of our Series D preferred stock convertible into 227,273 shares of our common stock and 113,637 March 2005 warrants exercisable for 113,637 shares of our common stock. Pursuant to the Certificate of Designation of the Series D preferred stock and the terms of the March 2005 warrants, the selling security holder is not permitted to convert or exercise the foregoing securities to the extent any such conversion or exercise would result in its beneficial ownership of more than 4.99% of our outstanding common stock after giving effect to such conversion or exercise. Accordingly, an aggregate of 1,156,275 of the registered shares issuable upon conversion and/or exercise of the foregoing securities are not included in the selling securityholder’s beneficial ownership prior to the offering.

(3)	Represents (i) 1,136,364 conversion shares, (ii) 568,182 warrant shares, and (iii) 426,136 potential additional shares.
(4)	Represents shares acquired by the selling shareholder in the open market.

DESCRIPTION OF CAPITAL STOCK

General

MediaBay is authorized to issue 300,000,000 shares of common stock, no par value, and 5,000,000 shares of preferred stock, no par value, of which 75,000 shares are designated as Series A Preferred Stock, 10,000 shares are designated as Series B Preferred Stock, 100,000 shares are designated as Series C Preferred Stock and 44,875 shares designated as Series D Preferred Stock. As of January __, 2006, there were 10,439,284 shares of common stock outstanding, 3,350 shares of Series B Preferred Stock outstanding and 21,063 shares of Series D Preferred Stock outstanding.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of the shareholders, including the election of directors, and, subject to preferences that may be applicable to any preferred stock outstanding at the time, are entitled to receive ratably dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. In the event of liquidation or dissolution of MediaBay, the holders of common stock are entitled to receive all assets available for distribution to the shareholders after satisfaction of obligations to creditors, subject to any preferential rights of any preferred stock then outstanding. The holders of our common stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to the common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the right of the holders of any shares of preferred stock which our board of directors may designate in the future.

Preferred Stock

Authorized but undesignated shares of preferred stock may be issued from time to time in one or more series upon authorization by our board of directors. Our board of directors, without further approval of the shareholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, and other rights, preferences, privileges and restrictions applicable to each series of preferred stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of the holders of common stock and make it more difficult for a third party to gain control of MediaBay prevent or substantially delay a change of control, discourage bids for our common stock at a premium or otherwise adversely affect the market price of our common stock.

Series B Convertible Preferred Stock

The stated value of the Series B Preferred Stock is $100.00 per share.

Dividends. Dividends are payable on the Series B Preferred Stock quarterly, in arrears, on each March 31, June 30, September 30 and December 30 at an annual rate of $9.00 per share. Dividends are payable at the holder's option in (i) additional shares of Series B Preferred Stock (ii) shares of common stock or (iii) cash.

Conversion. The Series B Preferred Stock is convertible, at the option of the holder, into a number of shares of common stock equal to a fraction, (i) the numerator of which is equal to the liquidation preference plus accrued and unpaid dividends through the conversion date and (ii) the denominator is the stock price which is currently $4.62, subject to adjustment.

Liquidation. In the event of a liquidation, dissolution or winding up of MediaBay, the holders of Series B Preferred Stock shall be entitled to receive out of the assets of MediaBay, a sum in cash equal to $100.00 per share before any amounts are paid to the holders of MediaBay common stock.

Voting rights. The holders of Series B Preferred Stock shall have no voting rights, except as required by law and except that the consent of the Series B Preferred Stock, voting separately as a class, is required for any amendment, alteration or repeal of the terms of the Series B Preferred Stock which materially and adversely affects the rights, preferences and privileges of the Series B Preferred Stock.

Series D Preferred Stock

The face value of the Series D Preferred Stock is $1,000.00 per share.

Dividends. Dividends are payable on the Series D Preferred Stock quarterly, in arrears, on each of January 1, April, July l and October 1, in cash or, at our option, subject to satisfaction of certain conditions and subject to certain limitations, in shares of common stock valued at 93% of the daily value weighted average per-share price of our common stock for the five trading days prior to the applicable payment date.

Conversion. The Series D Preferred Stock is convertible at the option of the holder, at any time, at the option of the holders into shares of common stock at the rate of $3.30 per share of common stock, subject to certain anti-dilution adjustments, including for issuances of common stock for consideration below the conversion price. The Series D Preferred Stock is also mandatorily convertible at an option, subject to the satisfaction of certain conditions and subject to certain limitations.

Liquidation. In the event of a liquidation, dissolution or winding up of MediaBay, the holders of Series D Preferred Stock shall be entitled to receive out of the assets of MediaBay, a sum in cash equal to $1,000.00 per share before any amounts are paid to the holders of MediaBay common stock.

Voting Rights. The holders of Series D Preferred Stock shall have no voting rights, except as required by law and except that the consent of the Series D Preferred Stock, voting separately as a class, is required for any amendment, alteration or repeal of the terms of the Series D Preferred Stock which materially and adversely affects the rights, preferences and privileges of the Series D Preferred Stock.

Classified Board of Directors

Our By-Laws divide our board of directors into three classes, serving staggered three-year terms. The staggered terms of the classes of directors may make it more difficult for a third party to gain control of our board or acquire our company and may discourage bids for our common stock at a premium. In addition, our articles of incorporation provide that shareholders may not call special meetings of shareholders unless they represent at least 25% of our outstanding voting shares of stock.

PLAN OF DISTRIBUTION

The selling securityholder and any of its pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of our common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling securityholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker/dealer solicits purchasers;

•	block trades in which the broker/dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker/dealer as principal and resale by the broker/dealer for its account;

•	an exchange distribution in accordance with the Rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales;

•	broker/dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling securityholder may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

In general under Rule 144 as currently in effect, after beneficially owning restricted shares of our common stock for at least one year, the selling securityholder would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding (currently 104,392 shares); and

•	the average recently trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Rule 144 with respect to the sale.

Sales under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

Broker/dealers engaged by the selling securityholder may arrange for other brokers/dealers to participate in sales. Broker/dealers may receive commissions from the selling securityholder (or, if any broker/dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling securityholder does not expect these commissions to exceed what is customary in the types of transactions involved.

The selling securityholder may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by it and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling securityholders to include the pledgee, transferee or other successors in interest as selling securityholders under this prospectus.

The selling securityholder and any broker/dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker/dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions under the Securities Act. The selling securityholders have informed MediaBay that they do not have any agreement or understanding, directly or indirectly, with any person to distribute MediaBay common stock.

We are required to pay all fees and expenses incident to the registration of the shares and have agreed to indemnify the selling securityholder against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

INDEMNIFICATION

Our articles of incorporation and bylaws provide that we shall indemnify our directors and officers to the fullest extent permitted by the Florida Business Corporation Act. The Florida Business Corporation Act provides that none of our directors or officers shall be personally liable to us or our shareholders for damages for breach of any duty owed to MediaBay or our shareholders, except for liability for (i) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (ii) any unlawful payment of a dividend or unlawful stock repurchase or redemption in violation of the Florida Business Corporation Act, (iii) any transaction from which the director received an improper personal benefit or (iv) a violation of a criminal law.

We have entered into indemnification agreements with some of our employees, officers and consultants. Under the terms of the indemnity agreements, we have agreed to indemnify, to the fullest extent permitted under applicable law, against any amounts which the employee, officer or consultant may become legally obligated to pay in connection with any claim arising from or out of the employee, officer or consultant acting, in connection with any services performed by or on behalf of us and related expenses. Provided however, that the employee, officer or consultant shall reimburse us for the amounts if the individual is found, as finally judicially determined by a court of competent jurisdiction, not to have been entitled to indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against these liabilities, other than the payment by us of expenses incurred or paid by a director, officer or controlling person of us in the successful defense of any action, suit or proceeding is asserted by the director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of the issue.

LEGAL MATTERS

The legality of the shares of common stock offered hereby was passed upon for MediaBay, Inc. by Blank Rome LLP, New York, New York.

EXPERTS

The financial statements included in this prospectus and the related financial statement schedule from MediaBay, Inc.’s Annual Report on Form 10-K for the years ended December 31, 2004 and 2003 have been audited by Amper Politziner & Mattia, P.C., an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements for the year ended December 31, 2002 (prior to the effects of the 2005 reverse stock split), not presented herein, and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934 and we file reports and other information with the SEC.

You may read and copy any of the reports, statements, or other information we file with the SEC at the SEC's Public Reference Section at 100 F. Street, N.E., Room 1580, Washington, D.C. 20549 at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a Web site at http://www.sec.gov that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC. The Nasdaq Stock Market maintains a Web site at http://www.nasdaq.com that contains reports, proxy statements and other information filed by us.

MediaBay, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

MediaBay, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Media Bay Inc. and Subsidiaries (the “Company”) as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity, and cash flows for the two years in the period ended December 31, 2004. Our audit also included the financial statement schedule listed in the Index at page S-1 as of December 31, 2004 and 2003 and for the years then ended. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit. The consolidated financial statements of the Company for the year ended December 31, 2002, before they were restated for the matter described in Note 13 to the consolidated financial statements, were audited by other auditors whose report, dated April 15, 2003, expressed an unqualified opinion on those statements and included an explanatory paragraph that described that effective January 1, 2002, the Company changed its method of accounting for goodwill and intangible assets upon adoption of Statement of Financial Accounting No. 142, “Goodwill and Other Intangible Assets”.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Media Bay Inc. and Subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule as of December 31, 2004 and 2003 and for years then ended, when considered in relation to the consolidated basic financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

We also audited the adjustments described in Note 13 that were applied to restate the 2002 consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied.

As described in Note 13 to the consolidated financial statements, the financial statements for the years ended December 31, 2004, 2003 and 2002 were restated.

/s/ Amper, Politziner & Mattia, P.C.
Edison, New Jersey
March 28, 2005, except Note 13 for
Which date is November 3, 2005.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of MediaBay, Inc.:

We have audited the accompanying consolidated statements of operations, stockholders’ equity, and cash flows of MediaBay, Inc. and subsidiaries (the "Company") for the year ended December 31, 2002 (prior to the effects of the 2005 reverse stock split) not presented herein. Our audit also included the financial statement schedule as of and for the year ended December 31, 2002, listed in the index at Item 16. These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and the financial statement schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of MediaBay, Inc. and subsidiaries for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill and intangible assets upon adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets".

/s/ Deloitte & Touche LLP

Parsippany, New Jersey
April 15, 2003

MEDIABAY, INC.

Consolidated Balance Sheets
(Dollars in thousands)

	December 31,
	2004	2003

Assets
Current Assets:
Cash and cash equivalents	$3,122	$683
Accounts receivable, net of allowances for sales returns and doubtful accounts of $2,708 and $4,446 at December 31, 2004 and 2003, respectively	1,285	3,264
Inventory	1,530	4,063
Prepaid expenses and other current assets	199	215
Royalty advances	489	804
Total current assets	6,625	9,029
Fixed assets, net	243	227
Deferred member acquisition costs	—	3,172
Deferred income taxes	—	14,753
Other intangibles	50	54
Goodwill	9,658	9,658
	$16,576	$36,893
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued expenses	$5,361	$10,268
Accounts payable, related party	315	826
Common stock subject to contingent put rights, current portion	—	350
Current portion of long-term debt	200	—
Short-term debt, net of original issue discount of $54 and $274 at December 31, 2004 and 2003, respectively	29	7,107
Related party short-term debt, net of original issue discount of $142 at December 31, 2003	—	10,643
Total current liabilities	5,905	29,194
Long-term debt, net of original issue discount of $908 at December 31, 2004	9,102	—
Related party long-term debt including accrued interest	7,750	—
Common stock subject to contingent put rights	—	750
Commitments and Contingencies	—	—
Total liabilities	22,757	29,944

Preferred stock, no par value, authorized 5,000,000 shares; 25,000 shares of Series A outstanding at December 31, 2004 and December 31, 2003; 200 and 3,350 shares of Series B issued and outstanding at December 31, 2004 and December 31, 2003, respectively and 43,527 and no shares of Series C issued and outstanding at December 31, 2004 and December 31, 2003, respectively	6,873	2,828
Common stock; no par value, authorized 150,000,000 shares; issued and outstanding 4,140,663 and 2,176,236 at December 31, 2004 and 2003, respectively	101,966	94,567
Contributed capital	17,682	11,569
Accumulated deficit	(132,702)	(102,015)
Total common stockholders’ equity (deficit)	(6,181)	6,949
	$16,576	$36,893

See accompanying notes to consolidated financial statements.

MEDIABAY, INC.

Consolidated Statements of Operations
(Dollars in thousands, except per share data)

	Years ended December 31,
	2004	2003	2002
Sales, net of returns, discounts and allowances of $5,363, $16,960 and $16,195 for the years ended December 31, 2004, 2003 and 2002, respectively	$18,831	$36,617	$45,744
Cost of sales	8,802	17,479	20,651
Cost of sales - write-downs	3,745	—	—
Advertising and promotion	4,700	9,988	10,156
Advertising and promotion write-downs	846	—	—
Bad debt	829	3,940	2,821
General and administrative	6,043	6,816	8,347
Severance and other termination costs	—	544	—
Asset write-downs and strategic charges	—	749	—
Depreciation and amortization	144	328	1,314
Non-cash write-down of intangibles	—	—	1,224
Operating (loss) income	(6,278)	(3,227)	1,231
Interest expense	9,082	1,925	2,974
Loss before income tax expense	(15,360)	(5,152)	(1,743)
Income tax expense	14,753	1,471	550
Net loss	(30,113)	(6,623)	(2,293)
Dividends on preferred stock.	574	246	217
Net loss applicable to common shares	$(30,687)	$(6,869)	$(2,510)

Basic and diluted loss per share:
Basic and diluted loss per share	$(10.24)	$(2.92)	$(1.07)

See accompanying notes to consolidated financial statements.

MEDIABAY, INC.

Consolidated Statements of Stockholders’ Equity
Years ended December 31, 2004, 2003 and 2002
(Amounts in thousands)

	Series A Preferred stock - number of shares	Series A Preferred stock no par value	Series B Preferred stock - number of shares	Series B Preferred stock no par value	Series C Preferred stock - number of shares	Series C Preferred stock no par value	Common stock -number of shares	Common stock - no par value	Contributed capital	Accumulated deficit
Balance at January 1, 2002	—	$—	—	$—	—	$—	2,310	$93,468	$7,730	$(92,636)
Conversion of convertible debt to preferred stock	25,000	2,500	—	—	—	—	—	—	—	—
Conversion of convertible notes	—	—	—	—	—	—	33	1,000	(49)	—
Options and warrants granted for consulting	—	—	—	—	—	—	—	—	659	—
Exercise of options and warrants	—	—	—	—	—	—	37	207	—	—
Cancellation of warrants issued	—	—	—	—	—	—	—		(125)	—
Stock issued to consultants	—	—	—	—	—	—	3	50	—	—
Stock tendered as payment for exercise of options	—	—	—	—	—	—	(10)	—	—	—
Stock and warrants issued in acquisition of patent	—	—	—	—	—	—	17	75	36	—
Loss applicable to common shares	—	—	—	—	—	—	—	—	—	(2,510)
Balance at December 31, 2002	25,000	2,500	—	—	—	—	2,390	94,800	8,251	(95,146)
Issuance of Series B Preferred Stock	—	—	3,350	328	—	—	—	—	—	—
Warrants granted in consideration for non-compete agreements	—	—	—	—	—	—	—	—	23	—
Exercise of options	—	—	—	—	—	—	18	—	—	—
Stock issued to consultants	—	—	—	—	—	—	5	14	—	—
Options issued to consultants	—	—	—	—	—	—	—	—	26	—
Columbia House settlement	—	—	—	—	—	—	(54)	(247)	3,020	—
Stock tendered as payment of settlement	—	—	—	—	—	—	(183)	—	—	—
Warrants issued in connection with financing	—	—	—	—	—	—	—	—	176	—
Options issued to Directors	—	—	—	—	—	—	—	—	73	—
Loss applicable to common shares	—	—	—	—	—	—	—	—	—	(6,869)
Balance at December 31, 2003	25,000	$2,500	3,350	$328	—	—	2,176	$94,567	$11,569	(102,015)
Conversion of Series B Preferred Stock, net of fees	—	—	(3,150)	(308)	—	—	78	365	—	—
Issuance of Series C Preferred Stock	—	—	—	—	43,527	4,353			—	—
Conversion of subordinated debt	—	—	—	—	—	—	1,433	5,554	—	—
Sales of common stock	—	—	—	—	—	—	300	900	—	—
Exercise of options and warrants	—	—	—	—	—	—	150	562	—	—
Stock issued to consultants	—	—	—	—	—	—	4	17	—	—
Beneficial conversion feature of debt issued	—	—	—	—	—	—	—	—	3,991	—
Warrants issued in connection with financing	—	—	—	—	—	—	—	—	1,164	—
Inducement to convert	—	—	—	—	—	—	—	—	391	—
Settlement of put obligation	—	—	—	—	—	—	—	—	259	—
Options issued to Directors	—	—	—	—	—	—	—	—	219	—
Options issued to consultants	—	—	—	—	—	—	—	—	89	—
Loss applicable to common shares	—	—	—	—	—	—	—	—	—	(30,687)
Balance at December 31, 2004	25,000	$2,500	200	$20	43,527	$4,353	4,141	$101,965	$17,682	$(132,702)

See accompanying notes to consolidated financial statements.

MEDIABAY, INC.
Consolidated Statements of Cash Flows
(Dollars in thousands)

	Years ended December 31,
	2004	2003	2002
Cash flows from operating activities:
Net loss applicable to common shares	$(30,687)	$(6,869)	$(2,510)
Adjustments to reconcile net loss to net cash used in operating activities:
Asset write-downs and strategic charges	4,591	749	—
Income tax expense	14,753	1,471	550
Non-cash beneficial conversion	4,382	—	—
Amortization of deferred member acquisition costs	2,663	6,161	5,571
Loss on extinguishment of debt	1,532	—	—
Non-current accrued interest and dividends payable	1,472	1,155	456
Amortization of deferred financing costs and original issue discount	1,329	561	1,453
Depreciation and amortization	144	328	1,314
Non-cash compensation expense	328	118	—
Changes in asset and liability accounts, net of acquisitions and asset write-downs and strategic charges:
Decrease (increase) in accounts receivable, net	1,979	4,195	(2,643)
Decrease (increase) in inventory	103	896	(1,123)
(Increase) decrease in prepaid expenses and other current assets	(48)	300	1,106
(Increase) decrease in royalty advances	(1,000)	240	(261)
Increase in deferred member acquisition costs	(356)	(2,410)	(8,099)
(Decrease) increase in accounts payable and accrued expenses	(5,406)	(5,346)	3,981
Net cash provided by (used in) operating activities	(4,221)	1,549	1,019
Cash flows from investing activities:
Purchase of fixed assets	(136)	(16)	(111)
Additions to intangible assets	(20)	(102)	—
Cash paid in acquisitions	—	(148)	(1,000)
Net cash used in investing activities	(156)	(266)	(1,111)
Cash flows from financing activities:
Proceeds from issuance of debt	13,500	1,065	—
Proceeds from sale of common stock	900	—	—
Proceeds from exercise of stock options	563	—	214
Proceeds from sale of preferred stock, net of costs	—	328	—
Proceeds from issuance of notes payable - related parties	—	—	2,000
Repayment of long-term debt	(6,008)	(1,615)	(1,640)
Increase in deferred financing costs	(2,139)	(99)	(149)
Payments made in connection with litigation settlement recorded in contributed capital, net of cash received	—	(676)	—
Net cash provided by (used in) financing activities	6,816	(997)	425
Net increase in cash and cash equivalents	2,439	286	333
Cash and cash equivalents at beginning of year	683	397	64
Cash and cash equivalents at end of year	$3,122	$683	$397

See accompanying notes to consolidated financial statements.

MEDIABAY, INC.

Notes to Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
(Dollars in thousands, except per share data)

(1)	Organization

The Company is a Florida corporation formed on August 16, 1993. The Company is a media, marketing and publishing company specializing in spoken audio entertainment, such as audio readings of books, newspapers, magazines, original productions and radio broadcast transcripts. Today, the Company is a leading reseller of audiobooks on CD and cassettes from the nation's largest publishing houses via the Audio Book Club, a mail order based, negative option book club. MBAY is also a licensee and marketer of programs from the golden age of radio. These titles are sold in physical formats through a catalog focused on collectors, a mail order based continuity program, retail outlets, and an on-line download subscription service. The Company's strategy consist of pursuing the download opportunity through both the exclusive distribution agreement with Microsoft and the opportunity to offer their content to other websites; leveraging their agreement with Larry King to create opportunities which provide lower customer acquisition costs and higher profit potential; and exploiting their existing content and businesses.

(2)	Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts have been eliminated.

Cash and Cash Equivalents

Securities with maturities of three months or less when purchased are considered to be cash equivalents.

Fair Value of Financial Instruments

The carrying amount of cash, accounts receivable, accounts payable and accrued expenses approximates fair value due to the short maturity of those instruments.

The fair value of long-term debt is estimated based on the interest rates currently available for borrowings with similar terms and maturities. The carrying value of the Company’s long-term debt approximates fair value.

Inventory

Inventory, consisting primarily of audiocassettes and compact discs held for resale, is valued at the lower of cost (weighted average cost method) or market.

Prepaid Expenses

Prepaid expenses consist principally of deposits and other amounts being expensed over the period of benefit. All current prepaid expenses will be expensed over a period no greater than the next twelve months.

Fixed Assets, Net

Fixed assets, consisting primarily of furniture, leasehold improvements, computer equipment, and third-party web site development costs, are recorded at cost. Depreciation and amortization, which includes the amortization of equipment under capital leases, is provided by the straight-line method over the estimated useful life of three years (the lease term) for computer equipment and five years (the lease term) for sound equipment under capital leases, five years for equipment, seven years for furniture and fixtures, five years for leasehold improvements, and two years for Internet web site development costs. Ongoing maintenance and other recurring charges are expensed as incurred.

Other Intangibles, Net

Intangible assets, principally consisting of purchased intellectual property, which is reviewed for impairment on each reporting date, and non-compete agreements, which are being amortized over their contractual term.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in business combinations accounted for using the purchase method of accounting. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”, the Company ceased amortization of goodwill as of January 1, 2002. The Company completed the transitional impairment test as of January 1, 2002, which did not result in an impairment loss and performed an annual impairment tests in January 2005, October 2003 and 2002, which did not result in an impairment loss. Prior to January 1, 2002, goodwill was amortized over the estimated period of benefit not to exceed 20 years.

Revenue Recognition

During the years ended December 31, 2004, 2003 and 2002, the Company derived its principal revenue through sales of audiobooks, classic radio shows and other spoken word audio products directly to consumers principally through direct mail. The Company also sold classic radio shows to retailers either directly or through distributors. The Company derived additional revenue through rental of its proprietary database of names and addresses to non-competing third parties through list rental brokers. The Company also derived a small amount of revenue from advertisers included in its nationally syndicated classic radio shows. The Company recognizes sales to consumers, retailers and distributors upon shipment of merchandise. List rental revenue is recognized on notification by the list brokers of rental by a third party when the lists are rented. The Company recognizes advertising revenue upon notification of the airing of the advertisement by the media buying company representing the Company. Allowances for future returns are based upon historical experience and evaluation of current trends.

Downloadable content revenue from the sale of individual content titles is recognized in the period when the content is downloaded and the customer's credit card is processed. Downloadable content revenue from the sale of downloadable content subscriptions is recognized pro rata over the term of the subscription period. Rebates and refunds are recorded as a reduction of revenue in the period in which the rebate or refund is paid in accordance with Emerging Issues Task Force Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products).

Shipping and Handling Revenue and Costs

Amounts paid to the Company for shipping and handling by customers is included in sales. Amounts the Company incurs for shipping and handling costs are included in cost of sales. The Company recognizes shipping and handling revenue upon shipment of merchandise. Shipping and handling expenses are recognized on a monthly basis from invoices from the third party fulfillment houses, which provide the services.

Cost of Sales

Cost of sales includes the following:

•	Product costs (including free audiobooks in the initial enrollment offer to prospective members)

•	Royalties to publishers and rightsholders

•	Fulfillment costs, including shipping and handling

•	Customer service

•	Direct response billing, collection and accounts receivable management

Cooperative Advertising and Related Selling Expenses

In accordance with EITF No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)”, the Company classifies the cost of sales incentives as a reduction of net sales.

Bad Debt Expense

The Company records an estimate of its anticipated bad debt expense based on historical experience.

General and Administrative Costs

General and administrative costs include the following:

•	Payroll and related items
•	Commissions
•	Insurance
•	Office expenses
•	Telephone and postage
•	Public and investor relations
•	Dues and subscriptions
•	Rent and utilities
•	Travel and entertainment
•	Bank charges
•	Professional fees, principally legal and auditing fees
•	Consulting

Stock-Based Compensation

The Company accounts for its stock-based compensation plans using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, no stock-based employee compensation cost has been recognized in the financial statements as all options granted under the Company's stock option plan, had an exercise price at least equal to the market value of the underlying common stock on the date of grant. The pro forma information below is based on provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", as amended by SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure", issued in December 2002.

	Year Ended December 31,
	2004	2003	2002
Net loss applicable to common shares, as reported	$(30,687)	$(6,869)	$(2,510)
Add: Stock-based employee compensation expense included in reported net income applicable to common shares, net of related tax effects	—	—	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(2,092)	(1,486)	(1,245)
Pro forma net loss applicable to common shares	$(32,779)	$(8,355)	$(3,755)
Net loss per share:
Basic and diluted-as reported	$(10.24)	$(2.92)	$(1.07)
Basic and diluted-pro forma	$(10.94)	$(3.56)	$(1.60)

Income Taxes

The ultimate realization of deferred tax assets is dependent on the generation of future taxable income during the periods in which temporary timing differences become deductible. The Company determines the utilization of deferred tax assets in the future based on current year projections by management.

Based on a change in Company strategy, which the Company believes will result in lower sales and losses in the near term, but ultimately will be more profitable, the Company has determined that it is more likely than not that it will, in the foreseeable future, be unable to realize all or part of its net deferred tax asset. The Company has accordingly made an adjustment to the deferred tax asset recording an increase to the valuation allowance, resulting in a deferred tax expense charged against income in the fourth quarter of 2004, the period when such determination was made.

Deferred Member Acquisition Costs

Promotional costs directed at current members are expensed on the date the promotional materials are mailed. The cost of any premiums, gifts or the discounted audiobooks in the promotional offer to new members is expensed as incurred. The Company accounts for direct response advertising for the acquisition of new members in accordance with AICPA Statement of Position 93-7, “Reporting on Advertising Costs” (“SOP 93-7”). SOP 93-7 states that the cost of direct response advertising (a) whose primary purpose is to elicit sales to customers who could be shown to have responded specifically to the advertising and (b) that results in probable future benefits should be reported as assets net of accumulated amortization Accordingly, the Company has capitalized direct response advertising costs and amortizes these costs over the period of future benefit (the average member life), which has been determined to be generally 30 months. The costs are being amortized on accelerated basis consistent with the recognition of related revenue. In the fourth quarter of 2003, the Company adjusted the amortization period for advertising to attract customers to its World’s Greatest Old-Time Radio continuity program and revised the estimate period for amortization of these advertising costs down to 18 months, which resulted in an increase in advertising expenses for the year ended December 31, 2003 of $409.

SOP 93-7 requires that the realizability of the mounts of direct-response advertising reported as assets should be evaluated at each balance sheet date by comparing the carrying amounts of the assets to their probable remaining future net revenues. Based on a change in Company strategy, which the Company believes will result in lower sales and losses in the near term, but ultimately will be more profitable, the Company has determined that the future net revenue from the Company’s Audio Book Club does not support the carrying amount of the direct-response advertising reported as assets relating to the Audio Book Club. Accordingly the Company has made an adjustment to write-off the entire carrying amount of the asset in the fourth quarter for 2004 resulting in an increase in advertising expense of $846.

Royalties

The Company is liable for royalties to licensors based upon revenue earned from the respective licensed product. The Company pays certain of its publishers and other rightsholders advances for rights to products. Royalties earned on the sale of the products are payable only in excess of the amount of the advance. Advances, which have not been recovered through earned royalties, are recorded as an asset. Advances not expected to be recovered through royalties on sales are charged to royalty expense.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. On an ongoing basis, management reviews its estimates based on current available information. Changes in facts and circumstances may result in revised estimate.

(3)	Asset Write-Downs and Strategic Charges

In September 2004, the Company conducted a review of its operations including product offerings, marketing methods and fulfillment. The Company is committed to digitizing and encoding its library of spoken word content that includes audiobooks and famous Old Time Radio shows, including The Shadow, Amos and Andy, Jack Benny, Dragnet, Gunsmoke and more. By making its content available to the digital customer, it believes it can expand the market for its audio content and may be able to significantly reduce the cost of delivery. The Company believes this distribution strategy could lead to increased revenues and potentially put the Company on a track to profitability.

In October 2004 the Company and Microsoft announced that they are working together to offer a wide range of audiobook titles via download to the millions of MSN® users in the United States. Among the audiobook titles we will exclusively offer on the MSN Music service are those from the nation’s largest audiobook publishers. MSN attracts more than 350 million unique users worldwide per month. With localized versions available globally in 39 markets and 20 languages, MSN is a world leader in delivering Web services to consumers and online advertising opportunities to businesses worldwide.

In October 2004 the Company also announced that it had signed a multi-year agreement with Celebrity Newsletter LLC to develop television personality and syndicated talk show host, Larry King’s, On-line Audiobook and Entertainment Club. The Company intends to design The Larry King Audiobook Club to meet, what it believes, are its customers’ needs for an easy to use online retail experience. The Company is working to give its members more choice, better customer service, and great prices for repeat buyers.

The Company believes that many of its key operating metrics may be improved by its transition from a predominantly mail order business to an Internet based business. The Company hopes to reduce its return rates, lower its bad debt rates and reduce printing and fulfillment costs.

As a result of these third quarter decisions, the Company has recorded $2,100 of strategic charges for the three months ended September 30, 2004. These charges include: $1,000 of inventory written down to net realizable value due to a reduction in Audio Book Club members and the Company’s new focus on delivering spoken word products via downloads and $1,100 of write-downs to royalty advances paid to audiobook publishers and other license holders, which the Company does not believe will be recoverable due to its new focus on delivering spoken word products via downloads.

In the fourth quarter of 2004, the Company determined to transition its Audio Book Club customers to either a downloadable business or an Internet based business, which will not offer a negative club option. Based on this decision, the Company reduced the value of its Audio Book Club inventory by $870, reduced the amount of publishers’ advances recorded as assets by $215 and wrote-off the carrying amount direct-response advertising relating to Audio Book Club resulting in an increase in advertising expense of $846. The Company also determined based on this fourth quarter review that it is not more likely than not that it will, in the foreseeable future, be able to realize all or part of its net deferred tax asset. The Company has accordingly made an adjustment to the deferred tax asset recording an increase to the valuation allowance, resulting in a deferred tax expense charged against income in the fourth quarter of 2004 of $14,753, the period when such determination was made.

Also in the fourth quarter of 2004, the Company reviewed its product mix of offerings to both its mail order and wholesale Radio Spirits customers. The Company has experienced a significant shift in the mix between CDs and cassettes and will substantially reduce the number of cassette offerings in the future. Accordingly, the Company has written off a substantial portion of its existing cassette inventory as well as a portion of its CD inventory relating to older products, which it will not aggressively promote in future periods. Workpapers supporting these write-offs have been provided to our auditors. The additional increase in the reserve for obsolescence of the Radio Spirits inventory made in the fourth quarter of 2004 was $560.

In the fourth quarter of 2003, the Company evaluated the performance of Audio Passages, an Audio Book Club marketing program tailored to listeners with an interest in Christian product and determined based on past performance and expected future performance that it should terminate the Audio Passages marketing program. In connection with the termination of the Audio Passages marketing program, the Company took a strategic charge for the establishment of a reserve for obsolescence of Audio Passages inventory of $285 and an assets write-down for previously capitalized advertising, which will no longer recover of $464.

(4)	Fixed Assets

Fixed Assets consist of the following as of December 31,

	2004	2003

Capital leases, equipment and related software	$959	$825
Furniture and fixtures	84	82
Leasehold improvements	74	74
Web site development costs	57	57
Total	1,174	1,038
Accumulated depreciation	(931)	(811)
	$243	$227

Depreciation expense for the years ended December 31, 2004, 2003 and 2002 was $120, $146 and $221, respectively.

(5)	Goodwill and Other Intangibles

SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”) requires the Company to perform an evaluation of goodwill impairment annually. The Company conducted its annual impairment test for 2004 in January 2005, utilizing the services of an independent appraiser, and its annual impairment tests for 2003 and 2002 in October 2003 and 2002, respectively, none of which resulted in an impairment loss. Any future impairment losses incurred will be reported in operating results.

The following is a reconciliation of changes in the carrying amounts of goodwill for the Radio Spirits reportable segment for each of 2004 and 2003:

	2004	2003

Balance at January 1,	$9,658	$9,871
Goodwill acquired during the year	—	—
Finalization of GAA asset purchase allocation	—	(213)
Ending Balance	$9,658	$9,658

During the fourth quarter of 2002, the Company reviewed the carrying amounts of its intangible assets and determined, based on decisions made in the fourth quarter of 2002, that the value of certain intangible assets could no longer be supported by anticipated future operations. Specifically, the Company made a strategic decision to no longer compete in the DVD market and accordingly wrote off the value of certain video and DVD rights it had acquired in the amount of $90. The Company also made the strategic decision in the fourth quarter of 2002 to discontinue future mailings to the Columbia House lists of members of other clubs, which could not support the remaining carrying value of the Columbia House mailing agreement. Accordingly, in the fourth quarter of 2002, the Company wrote off the remaining value of the Columbia House mailing agreement of $986.

Amortization of intangible assets was $24, $181 and $1,093 for the years ended December 31, 2004, 2003 and 2002, respectively. The Company estimates intangible amortization expenses of $45 in 2005.

The following table presents details of other intangibles at December 31, 2004 and December 31, 2003:

	December 31, 2004			December 31, 2003
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Mailing Agreements	$592	$592	$—	$592	$592	$—
Customer Lists	4,380	4,380	—	4,380	4,380	—
Non-Compete Agreements	313	288	25	313	264	49
Other	25	—	25	5	—	5
Total Other Intangibles	$5,310	$5,260	$50	$5,290	$5,236	$54

(6)	Debt

	As of
	December 31,	December 31,
	2004	2003
Credit agreement, senior secured bank debt,	$—	$2,925
Credit agreement, senior secured debt, net of original issue discount	8,661	—
Subordinated debt	—	3,200
Premier debt, net of original issue discount	670	—
October 2003 Notes and related accrued interest, net of original issue discount	—	982
Related party notes and related accrued interest, net of original issue discount	7,750	10,643
Total Debt	17,081	17,750
Less: Current Portion	(229)	(17,750)
Long-Term Debt	$16,852	$—

Convertible Debt

On January 29, 2004, the Company issued $4,000 aggregate principal amount of promissory notes (the “January 2004 Notes”) and warrants to purchase 392,158 shares of common stock (the “Investor Warrants”) to institutional and accredited investors (the “Offering”). The notes were due on the earlier of (i) April 30, 2005, (ii) such date on or after July 1, 2004 at such time as all of the Company’s indebtedness under its existing credit facility is either repaid or refinanced or (iii) the consummation by the Company of a merger, combination or sale of all or substantially all of the Company’s assets or the purchase by a single entity, person or group of affiliated entities or persons of 50% of the Company’s voting stock. The January 2004 Notes bore interest at the rate of 6%, increasing to 9% on April 28, 2004 and 18% on July 27, 2004. On receipt of shareholder approval, which was received on April 12, 2004, in accordance with the terms of the January 2004 Notes, the principal amount of the notes automatically converted into MediaBay common stock at the rate of one share of common stock at $4.50, or approximately 888,888 shares. In addition accrued interest in the amount $49 also converted into common stock at $4.50 per share, or 10,813 shares.

In connection with the Offering, the Company issued to the placement agent and a broker warrants to purchase an aggregate of 40,833 shares of common stock and also issued to the placement agent warrants to purchase an additional 83,481 shares of Common Stock on April 12, 2004 as partial consideration for its services as placement agent. All warrants issued are exercisable until January 28, 2009 at an exercise price of $7.68 per share.

The Company accounted for the issuance of the January 2004 debt and its subsequent conversion in accordance with Emerging Issues task Force No. 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments”. Accordingly, the Company recorded an expense of $3,991 as beneficial conversion expenses at the date of the conversion. The Company also recorded in interest expense a loss on early extinguishment of debt for the unamortized debt discount relating to the expenses incurred in the transaction and the relative fair value of the warrants issued in the transaction totaling $1,343.

In connection with the Offering, the Principal Shareholder and an affiliate of the Principal Shareholder entered into a letter agreement (the “Letter Agreement”) with the purchasers of January 2004 Notes in the Offering pursuant to which the Principal Shareholder granted to the holders of the Notes in the event of an Event of Default (as defined in the Notes) the rights to receive payment under certain secured indebtedness owed by the Company to the Principal Shareholder and to exercise their rights under security agreements securing such secured indebtedness. Pursuant to the Letter Agreement, the Principal Shareholder also executed Powers of Attorney in favor of a representative of the January 2004 Note holders pursuant to which such representative may, following an Event of Default, take actions necessary to enforce the Note holders rights under the Letter Agreement, including enforcing the Principal Shareholder’s rights under the security agreements.

New Credit Agreement and Related Transactions

On April 28, 2004, MediaBay entered into a new credit agreement (“New Credit Agreement”) by and among MediaBay and certain of its subsidiaries, the guarantors signatory thereto, Zohar CDO 2003-1, Limited (“Zohar”) as lender, and Zohar, as agent, pursuant to which MediaBay and certain of its subsidiaries initially borrowed $9,500. The initial term of the New Credit Agreement is one year and it is extendable, at MediaBay’s sole option, for two additional one-year terms upon issuance of additional notes of $600 for the first additional year and $300 for the second additional year, provided there is no event of default. The loan bears interest at the rate of LIBOR plus 10%. In the first year of the loan, a fee of $900 has been added to the principal balance, which will be reflected as debt discount and will be accreted to interest expense over the next twelve months. The New Credit Agreement contains certain positive and negative covenants, including, beginning with the quarter ending September 30, 2004, the maintenance of certain minimum levels of EBITDA, as defined in the New Credit Agreement. Had the New Credit Agreement been in effect at the date of the filing of this Annual Report on Form 10-K, the Company would not be in compliance with EBITDA covenant.

MediaBay used a portion of the $8,600 of funds received under the New Credit Agreement to satisfy all of its outstanding obligations under (i) promissory notes that it issued in October 2003 in the aggregate principal amount of $1,065, and (ii) its prior Credit Agreement, which had an outstanding principal balance of approximately $1,386. The Company has included in interest expense a loss on early extinguishment of debt of $73 related to unamortized original issue discount relating to promissory notes that it issued in October 2003 and a loss on early extinguishment of debt of $116 related to unamortized debt discount relating to the prior Credit Agreement.

The Principal Shareholder and an affiliate of the principal shareholder, which held a $500 principal amount note and 25,000 shares of Series A Convertible Preferred Stock, consented to the New Credit Agreement and the other transactions described above and entered into a subordination agreement with Zohar. The New Credit Agreement required the aggregate amount of principal and interest owed by MediaBay to the Principal Shareholder and the affiliate of the Principal Shareholder be reduced to $6,800 (“Permissible Debt”) by June 1, 2004, and that the Permissible Debt be further reduced by up to an additional $1,800 if MediaBay does not raise at least $2,000 in additional equity in the two years after the execution of the New Credit Agreement.

On April 28, 2004, to reduce its debt to $6,800, the Principal Shareholder and his affiliate agreed, subject to, and automatically upon, the receipt of a fairness opinion from an independent investment banking firm, to exchange the principal of their $500 Note, $1,000 Note, $150 Note and $350 Note, plus accrued and unpaid interest owed to the Principal Shareholder aggregating $1,833 and accrued and unpaid dividends owed to the Principal Shareholder aggregating $519 into an aggregate of 43,527 shares of Series C Preferred Stock convertible into (i) an aggregate of 930,046 shares of Common Stock at an effective conversion price of $4.68, and (ii) warrants to purchase an aggregate of 1,860,128 shares of Common Stock. The Warrants are exercisable until April 28, 2014 at an exercise price of $3.18. The Series C Preferred Stock has a liquidation preference of $100 per share. On May 25, 2004, a fairness opinion was received from an independent investment banking firm, and, pursuant to the agreements described above, the exchange of debt for units occurred. The transactions described above resulted in a charge to earnings for debt inducement pursuant to SFAS 84 of $391.

The remaining promissory notes held by the Principal Shareholders and its affiliate were guaranteed by certain subsidiaries of the Company and secured by a lien on the assets of the Company and certain subsidiaries of the Company. If the amount of the Permissible Debt was required to be reduced due to MediaBay’s failure to raise the requisite additional equity, such reduction will automatically occur by the exchange of Permissible Debt for additional shares of Series C Preferred Stock in an aggregate liquidation preference equal to the amount of debt exchanged and warrants to purchase a number of shares of common stock equal to two times the number of shares of preferred stock issuable upon conversion of the Series C Preferred Stock.

New ABC Note

Also on April 28, 2004, MediaBay repaid $1,600 principal amount of the $3,200 principal amount convertible note issued to ABC Investment, L.L.C. MediaBay issued a new $1,600 note (the “New ABC Note”) for the remaining principal amount. The New ABC Note extends the maturity date from December 31, 2004 to July 29, 2007. In exchange for extending the maturity date, the conversion price of the New ABC Note was reduced to $3.00. The closing sale price of MediaBay’s Common Stock on the closing date was $2.88. The entire principal amount of the note was converted into common stock during the fourth quarter of 2004.

Premier Debt

MediaBay has also entered into a settlement agreement, dated as of April 1, 2004, with Premier Electronic Laboratories, Inc. (“Premier”). Premier had previously exercised its right to put its shares of Common Stock to MediaBay for $1,100,000 pursuant to a Put Agreement dated December 11, 1998. Pursuant to the settlement, among other things, MediaBay is paying Premier $950 as payment of the amounts due to Premier. MediaBay’s obligation under the Put Agreement was reduced by $150 in exchange for relinquishing certain leases for real property. MediaBay paid $14 on closing and is paying the remaining balance over six years in monthly payments starting at $7 in July 2004 and increasing to $19 from May 2007 through April 2010.

The future minimum loan payments are as follows:

Year Ending December 31,

2005	$284
2006	284
2007	16,911
2008	233
2009	233
Beyond	77
Total maturities, including debt discount of $223	$18,022

(7)	Commitments and Contingencies

Rent expense for the years ended December 31, 2004, 2003 and 2002 amounted to $179, $180 and $291, respectively.

Operating Leases

The Company leases approximately 12,000 square feet of office space in Cedar Knolls, New Jersey pursuant to a sixty-six month lease agreement dated April 18, 2003.

Minimum annual lease commitments including capital improvement payments under all non-cancelable operating leases are as follows:

Year ending December 31,

2005	$186
2006	189
2007	198
2008	198
Thereafter	—
Total lease commitments	$771

Capitalized Leases

During the year ended December 31, 2004, the Company had three capital leases. Lease payments under these agreement were $59, $53 and $53 in 2004, 2003 and 2002, respectively. The amount of equipment capitalized under the leases and included in fixed assets is $196, and net of depreciation the fixed asset balance is $24 and $94 at December 31, 2004 and 2003, respectively. The obligations under the leases included in accounts payable and accrued expenses on the consolidated balance sheets at December 31, 2004 and 2003 were $9 and $71, respectively.

Minimum annual lease commitments under capital leases are as follows:

2005	$18
2006	6
2007	1
Total capital lease commitments	$25

Employment Agreements

The Company has commitments pursuant to employment agreements with certain of its officers. The Company’s minimum aggregate commitments under such employment agreements are approximately $674 and $223 during 2005 and 2006, respectively.

Licensing Agreements

The Company has numerous licensing agreements for both audiobooks and old-time radio shows with terms generally ranging from one to five years, which require the Company to pay, in some instances, non-refundable advances upon signing agreements, against future royalties. The Company is required to pay royalties based on net sales. Royalty expenses were $1,473, $2,524 and $3,243 for 2004, 2003 and 2002, respectively. Minimum advances required to be paid under existing agreements for the next five years are as follows:

2005	$303,000
2006	455,000
2007	238,000
2008	138,000
Total	$1,134,000

The Company has an agreement with a publisher under which it made periodic payments for a series of audiobook titles. The agreement provides for the Company to make additional payments of approximately $700, some of which is past due. The Company does not believe that it can profitably license the additional titles and is negotiating with the publisher to revise, amend or cancel the agreement. The Company does not believe that canceling the agreement would have a material adverse effect on its business, however it does want to maintain a good relationship with the publisher.

Litigation

The Company is not a defendant in any litigation. In the normal course of business, the Company is subject to threats of litigation. The Company does not believe that the potential impact of any threatened litigation, if ultimately litigated, will have a material adverse effect on the Company.

(8)	Stock Option and Stock Incentive Plans

In June 1997, the Company adopted the 1997 Stock Option Plan, pursuant to which the Company’s Board of Directors may grant stock options to key employees of the Company. In June 1998, the Company amended the 1997 Stock Option Plan to authorize the grant of up to 333,333 shares of authorized but unissued common stock.

In March 1999, the Company’s stockholders approved an amendment to the Company’s Articles of Incorporation adopting the Company’s 1999 Stock Incentive Plan. The 1999 Stock Incentive Plan provides for grants of awards of stock options, restricted stock, deferred stock or other stock based awards. A total of 416,667 shares of common stock have been reserved for issuance pursuant to the plan.

In June 2000, the Company’s shareholders adopted the Company’s 2000 Stock Incentive Plan, which provides for grants of awards of stock options, restricted stock, deferred stock or other stock based awards. A total of 583,333 shares of common stock have been reserved for issuance pursuant to the plan.

In October 2001, the Company’s shareholders adopted the Company’s 2001 Stock Incentive Plan, which provides for grants of awards of stock options, restricted stock, deferred stock or other stock based awards. A total of 583,333 shares of common stock have been reserved for issuance pursuant to the plan.

In December 2004, the Company’s shareholders adopted the Company’s 2004 Stock Incentive Plan, which provides for grants of awards of stock options, restricted stock, deferred stock or other stock based awards. A total of 1,250,000 shares of common stock have been reserved for issuance pursuant to the plan.

Options under the Company’s option plans expire at various times between 2005 and 2014. In accordance with the plans, options generally have terms of 5 to 10 years and vest from grant date to three years.

Stock option activity under the plans is as follows:

	Shares	Weighted average exercise price
Outstanding at January 1, 2002	998,225	$30.36
Granted	200,833	13.62
Exercised	(25,166)	3.06
Canceled and expired	(124,792)	41.70
Outstanding at December 31, 2002	1,049,100	26.34
Granted	598,964	6.30
Exercised	(50,000)	3.00
Canceled and expired	(296,250)	28.38
Outstanding at December 31. 2003	1,301,814	17.52
Granted	1,006,250	5.16
Exercised	(131,338)	3.72
Canceled and expired	(418,548)	16.74
Outstanding at December 31. 2004	1,758,177	$11.70

The per share weighted-average fair value of stock options granted during the years ended December 31, 2004, 2003 and 2002 is as follows using an accepted option-pricing model with the following assumptions and no dividend yield. The shares were granted as follows:

Date	No. of Shares	Exercise Price	Assumed Volatility	Risk-free interest rate	Fair Value per Share
2002 Grants:
First Quarter	41,667	$16.20	159%	4.42%	$7.50
Second Quarter	—	—	—	—	—
Third Quarter	6,667	26.64	159%	3.46%	19.86
Fourth Quarter	152,500	12.36	159%	3.08%	5.22
Total	200,834

2003 Grants:
First Quarter	6,667	9.00	165%	4.85%	5.40
Second Quarter	—	—	—	—	—
Third Quarter	362,309	5.82	165%	4.85%	1.74
Fourth Quarter	229,988	7.02	97%	4.00%	4.02
Total	598,964

2004 Grants:
First Quarter	275,833	8.52	100%	3.50%	3.66
Second Quarter	350,000	3.18	75%	3.45%	1.74
Third Quarter	151,250	2.58	75%	3.44%	1.08
Fourth Quarter	229,167	$5.76	200%	3.46%	$4.98
Total	1,006,250

The following table summarizes information for options outstanding and exercisable at December 31, 2004:

				Options Exercisable
Range of Prices	Number	Options Outstanding Weighted Average Remaining Life in Years	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$1.98-3.00	238,750	5.20	$2.28	106,958	$2.34
3.24-4.50	314,992	4.37	3.42	121,242	3.54
5.10-6.00	242,396	4.16	5.26	222,396	5.76
6.12-12.00	516,023	4.88	8.76	271,174	8.52
13.50-$29.28	496,017	4.48	29.10	443,017	29.10
	1,758,177	4.63	$5.70	1,164,287	$2.76

At December 31, 2004, there were 3,833 additional shares available for grant under the 1997 Plan, 20,026 additional shares available for grant under the 1999 Plan, 13,625 additional shares available for grant under the 2000 Plan, 13,833 additional shares available for grant under the 2001 Plan and 1,175,000 additional shares available for grant under the 2004 Plan.

(9)	Warrants and Non-Plan Options

In connection with the financings described above, in 2004, the Company granted warrants to purchase a total of 2,487,641 shares of the Company’s common stock, all of which vested in 2004, to investors and advisors. During the year ended December 31, 2004, warrants to purchase 23,323 of the Company’s common stock expired; non-plan options to purchase 33,333 shares of the Company’s common stock expired or were cancelled and non-plan options to purchase 1,333 shares were exercised.

The following table summarizes information for warrants and non-plan options outstanding and exercisable at December 31, 2002:

				Options Exercisable
Range of Prices	Number	Options Outstanding Weighted Average Remaining Life in Years	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$3.18-4.80	1,932,211	9.12	$3.24	1,932,211	$3.24
4.98-7.50	115,000	4.78	5.64	115,000	5.64
7.68-12.00	579,388	4.38	8.04	579,388	8.04
18.00-$72.00	18,333	5.22	28.38	18,333	28.38
	2,644,932	7.87	$4.56	2,644,933	$4.56

(10)	Litigation Settlement

In December 1998, the Company acquired certain assets from a third party. The parties also entered into certain other agreements including a mailing agreement and a non-compete agreement. As consideration for the assets acquired and the related transactions, including the mailing agreement and the non-compete agreement, the third party received cash consideration of $30,750 and an aggregate of 54,167 shares of the Company’s common stock“(the "shares") and warrants to purchase an additional 16,667 shares of the Company’s common stock. The parties also entered into a Registration and Shareholder Rights Agreement pursuant to which, the Company granted the third party the right under certain circumstances, commencing December 31, 2004, to require the Company to purchase from the third party the Shares at a price of $90.00 per Share.

In 2001, the Company commenced litigation alleging, among other things, that the Company was fraudulently induced to purchase certain of the assets. On June 16, 2003, Audio Book Club, Inc. (“ABC”), a wholly owned subsidiary of MediaBay entered into a settlement agreement with respect to the lawsuit. Pursuant to the settlement agreement, ABC received $350 in cash, the return for cancellation of 54,167 shares of MediaBay common stock issued in connection with the acquisition and the termination of put rights granted to the seller in the acquisition with respect to 38,333 of the shares (put rights with respect to the remaining 15,833 shares had previously terminated). The termination of the put rights terminated a $3,450 future contingent obligation of MediaBay and results in a corresponding increase in stockholders’ equity.

The calculation of the settlement of litigation recorded in Contributed Capital is as follows:

Termination of contingent put rights	$3,450
Return for cancellation of 54,167 shares of common stock	247
Cash received	350
Total received in settlement of litigation	4,047
Legal and other costs incurred in connection with the litigation	1,027
Settlement of litigation recorded in Contributed Capital	$3,020

(11)	Equity

On October 11, 2004, MediaBay, Inc. (the “Company”) entered into a Securities Purchase Agreement pursuant to which it issued to the purchasers thereunder an aggregate of 300,000 shares (the “Shares”) of the Company’s common stock, no par value per share (the “Common Stock”), and warrants to purchase 75,000 shares of Common Stock (the “Warrants”). The purchasers paid an aggregate purchase price of $900 for the Shares and Warrants. Each Warrant is exercisable to purchase one share of the Company’s Common Stock at an exercise price of $4.98 per share during the five (5)-year period commencing on October 11, 2004. The Shares and Warrants were issued to the purchasers without registration under the Securities Act of 1933, as amended (the “Act”), in reliance upon the exemptions from registration provided under 4(2) of the Act. The issuances did not involve any public offering; the Company made no solicitation in connection with the transactions other than communications with the purchasers; the Company obtained representations from the purchasers regarding their investment intent, experience and sophistication; the purchasers either received or had access to adequate information about the Company in order to make informed investment decisions; the Company reasonably believed that the purchasers were sophisticated within the meaning of Section 4(2) of the Act; and the Shares and Warrants were issued with restricted securities legends. No underwriting discounts or commissions were paid in conjunction with the issuances.

Series B Convertible Preferred Stock

On May 7, 2003, the Company sold 3,350 shares of a newly created Series B Convertible Preferred Stock (the “Series B Stock”) with a liquidation preference of $100 per share for $335. Of the total sold, 1,400 shares ($140) were purchased by Carl Wolf, Chairman and a director of the Company, and 200 shares ($20) were purchased by John Levy, Vice Chairman and Chief Financial Officer of the Company. The holders of shares of Series B Convertible Preferred Stock will receive dividends at the rate of $9.00 per share, payable quarterly, in arrears, in cash on each March 31, June 30, September 30 and December 31; provided that payment will accrue until the Company is permitted to make such payment in cash under its Agreement with its senior lender. During the fourth quarter of 2004, 3,150 shares of Series B Preferred Stock were converted into the Company’s common stock.

The Series B Stock is convertible into shares of Common Stock into MediaBay Common Stock at a conversion rate equal to a fraction, (i) the numerator of which is equal to the number of Series B Stock times $100 plus accrued and unpaid dividends though the date of conversion and (ii) the denominator is $4.62, the average price of the Company’s stock on May 6, 2003.

In the event of a liquidation, dissolution or winding up of the Company, the holders of Series B Stock shall be entitled to receive out of the assets of the Company, a sum in cash equal to $100.00 per share before any amounts are paid to the holders of the Company common stock and on a pari passu with the holders of the Series A Convertible Preferred Stock. The holders of Series B Stock shall have no voting rights, except as required by law and except that the vote or consent of the holders of a majority of the outstanding shares of Series B Stock, voting separately as a class, will be required for any amendment, alteration or repeal of the terms of the Series B Stock that adversely effects the rights, preferences or privileges of the Series B Stock.

Options Issued to Directors

During the year ended December 31, 2004, the Company issued options to purchase 116,666 shares of its common stock to its non-employee directors. Of the options issued, 77,083 vested during 2004. The Company valued the vested options at $219 using an acceptable valuation method and recorded an expense for that amount in general and administrative expenses.

Dividends

The terms of the Company’s debt agreements prohibit the Company from declaring or paying any dividends or distributions on the Company’s common stock.

(12)	Income Taxes

The Company’s income tax provision for the years ended December 31, 2004, 2003 and 2002 includes a Federal deferred tax expense of $14,753, a Federal deferred tax expense of $1,471 and a Federal deferred tax benefit of $550, respectively.

Income tax expense for the years ended December 31, 2004, 2003 and 2003 differed from the amount computed by applying the U.S. Federal income tax rate of 34% and the state income tax rate of 7% to the pre-tax loss as a result of the following:

	2004	2003	2002
Computed tax benefit	$(6,360)	$(446)	$(797)
Increase (decrease) in valuation allowance for Federal and State deferred tax assets	21,113	1,917	1,347
Income tax expense	$14,753	$1,471	$550

The ultimate realization of deferred tax assets is dependent on the generation of future taxable income during the periods in which those temporary timing differences become deductible. Management determined in the fourth quarter of 2004 that, based on the inherent uncertainties in the Company’s strategy to fully reserve for the deferred tax asset. Accordingly, in 2004, the deferred tax asset was reduced by approximately $14,753 for amounts, which the Company was unable to determine would be recoverable in future periods.

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets are as follows:

Deferred tax assets:

	2004	2003
Federal and state net operating loss carry-forwards	$31,103	$22,362
Loss in I-Jam, LLC	85	85
Accounts receivable, principally due to allowance for doubtful accounts and reserve for returns	606	1,408
Inventory, principally due to reserve for obsolescence	1,522	584
Intangibles	11,186	13,984
Beneficial conversion feature	438	156
Total net deferred tax assets	44,940	38,579
Less valuation allowance	(44,940)	(23,826)
Net deferred tax assets	$—	$14,753

At December 31, 2004, the Company had approximately $76,887 of net operating loss carry-forwards, which could possibly have been used to offset possible future earnings, if any, in computing future income tax liabilities. However, the March 2005 transactions described in Note 21 to these financial statements have resulted in limitations to the utilization of net operating loss carryforwards.

(13)	Net Loss Per Share of Common Stock

Basic net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the applicable reporting periods. The computation of diluted net loss per share is similar to the computation of basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued.

Basic and diluted loss per share were computed using the weighted average number of shares outstanding for the years ended December 31, 2004, 2003 and 2002 of 2,996, 2,350 and 2,348, respectively.

Common equivalent shares of 3,759 including 3,400 relating to convertible subordinated debt and convertible preferred stock were not included in the calculation of fully diluted shares because they were anti-dilutive. Interest expense and dividends on the convertible subordinated debt and convertible preferred stock that were not added back to net loss were $1,322 for the year ended December 31, 2004.

Common equivalent shares of 2,828 including 2,652 relating to convertible subordinated debt and convertible preferred stock were not included in the calculation of fully diluted shares because they were anti-dilutive. Interest expense and dividends on the convertible subordinated debt and convertible preferred stock that were not added back to net loss were $1,150 for the year ended December 31, 2003.

Common equivalent shares of 2,986 including 2,652 relating to convertible subordinated debt and convertible preferred stock were not included in the calculation of fully diluted shares because they were anti-dilutive. Interest expense and dividends on the convertible subordinated debt and convertible preferred stock that were not added back to net loss were $1,134 for the year ended December 31, 2002.

The Company’s Board of Directors and shareholders approved a one for six reverse stock split effective October 25, 2005. All references in the financial statements and notes thereto to the number of shares outstanding, per share amounts, and stock option, warrant and convertible security data relating to the Company’s common shares have been restated to reflect the effect of the stock split for all periods presented.

(14)	Supplemental Cash Flow Information

No cash has been expended for income taxes for the years ended December 31, 2004, 2003 and 2002. Cash expended for interest was $1,045, $384 and $766 for the years ended December 31, 2004, 2003 and 2002, respectively.

The Company had the following non-cash activities for the years ended December 31, 2004, 2003, and 2002:

	2004	2003	2002
E-Data patent rights acquisition	$—	$—	$75
Conversions of subordinated notes into common shares	5,649	__	1,000
Conversion of notes into preferred shares	4,353	__	2,500
Stock tendered as payment for exercise of options	__	150	75
Settlement of litigation	__	3,697	—

(15)	Related Party Transactions

As of December 31, 2004, we owed to Mr. Herrick and his affiliates approximately $315 for reimbursement of certain expenses and services incurred in prior years. On April 28, 2004, in connection with the agreements described below, the Company agreed to repay Mr. Herrick based on an agreed upon schedule. From April 28, 2004 through December 31, 2004 the Company paid Mr. Herrick a total of $324. As of December 31, 2004, the Company will pay Mr. Herrick (i) $40.5 per month on the first of each month through and including July 2005 and (ii) $31.41 on August 1, 2005.

On May 1, 2003, we entered into a two-year consulting agreement with XNH Consulting Services, Inc. (“XNH”), a company wholly-owned by Norton Herrick. Effective December 31, 2003, we agreed with Norton Herrick to terminate the two-year consulting agreement with XNH, and to pay XNH a fee of $7.5 per month for 16 months commencing on January 1, 2004 and to provide Mr. Herrick with health insurance and other benefits applicable to our officers to the extent such benefits may be provided under our benefit plans. In April 2004, we amended the termination agreement such that we are no longer required to either pay Mr. Herrick the $7.5 each month or to provide Mr. Herrick with health insurance and other benefits applicable to our officers. In connection with the termination agreement, the non-competition and nondisclosure covenants of the XNH consulting agreement were extended until December 31, 2006. In accordance with the agreement, the Company paid or reimbursed certain health insurance premiums for Mr. Herrick.

In December 2004, the Company entered into a letter agreement with certain affiliates of Forest Hill Capital, LLC, at that time a principal shareholder (collectively, the “Forest Hill Entities”), extending the date by which the Company is required to file a registration statement covering the securities issued to Forest Hill entities (the “Registration Statement”) to January 31, 2005. As consideration for this extension, the Company issued to the Forest Hill Entities warrants to purchase an aggregate of 8,333 shares of its common stock, exercisable until December 14, 2008 at a price of $8.52 per share.

On January 29, 2004, the Company issued $4,000 aggregate principal amount of promissory notes (the "2004 Notes") and warrants to purchase 392,158 shares of Common Stock to 13 institutional and accredited investors. In connection with this offering, Norton Herrick and Huntingdon entered into a letter agreement with the purchasers of the 2004 Notes pursuant to which they granted to the holders of the 2004 Notes in the event of an Event of Default (as defined in the 2004 Notes) the rights to receive payment under certain secured indebtedness owed by the Company to Norton Herrick and Huntingdon and to exercise their rights under security agreements securing such secured indebtedness. Pursuant to the letter agreement, Norton Herrick and Huntingdon also executed Powers-of-Attorney in favor of a representative of the 2004 Note holders pursuant to which such representative may, following an Event of Default, take actions necessary to enforce the 2004 Note holders rights under the letter agreement, including enforcing Norton Herrick's and Huntingdon’s rights under the security agreements. On April 12, 2004, the notes were converted into Common Stock. In consideration for Huntingdon's consent to the Financing and execution of the letter agreement upon receipt of shareholders' approval, the Company agreed to reduce the conversion price of $1,150 principal amount of convertible promissory notes held by Huntingdon from $2.00 to $1.27 and $500 principal amount of convertible promissory notes held by Huntingdon from $1.82 to $1.27.

On April 28, 2004, the Company entered into a new credit agreement. Herrick, Huntingdon and N. Herrick Irrevocable ABC Trust (the “Trust”), of which Herrick was the beneficiary, consented to the new credit agreement and the other transactions described above and entered into a subordination agreement with Zohar. The new credit agreement required the aggregate amount of principal and interest owed by the Company to Herrick, Huntingdon and the Trust be reduced to $6,800 (“Permissible Debt”) by June 1, 2004, and that the Permissible Debt be further reduced by up to an additional $1,800 if the Company does not raise at least $2,000 in additional equity in each of the two calendar years following the execution of the new credit agreement. MediaBay received a fairness opinion in connection with this transaction.

Pursuant to an agreement dated April 28, 2004, on May 25, 2004, Herrick exchanged accrued and unpaid interest and dividends (including accrued and unpaid interest distributed by the Trust to Herrick) owed to Herrick aggregating $1,181.4 into (i) 11,814 shares of Series C Convertible Preferred Stock with a liquidation preference of $100 per share convertible into an aggregate of 252,435 shares of Common Stock at an effective conversion price of $4.68, and (ii) warrants to purchase 504,872 shares of Common Stock. The warrants are exercisable until April 28, 2014 at an exercise price of $3.18.

Pursuant to an agreement dated April 28, 2004, on May 25, 2004, Huntingdon exchanged the principal of the $500 principal amount note, $1,000 principal amount note, $150 principal amount note and $350 principal amount note held by Huntingdon, plus accrued and unpaid interest owed to Huntingdon aggregating $1,171.2 into (i) 31,713 shares of Series C Convertible Preferred Stock convertible into an aggregate of 677,628 shares of Common Stock at an effective conversion price of $4.68, and (ii) warrants to purchase an aggregate of 1,355,256 shares of Common Stock. The warrants are exercisable until April 28, 2014 at an exercise price of $3.18. If the amount of the Permissible Debt is required to be reduced due to the Company’s failure to raise the requisite additional equity, such reduction will automatically occur by the exchange of Permissible Debt held by Huntingdon for additional shares of Series C Convertible Preferred Stock in an aggregate liquidation preference equal to the amount of debt exchanged and warrants to purchase a number of shares of Common Stock equal to two times the number of shares of Common Stock issuable upon conversion of the Series C Convertible Preferred Stock.

Herrick and Huntingdon agreed not to demand repayment of their debt until the earlier of (i) the repayment of the New Credit Agreement or (ii) June 28, 2007. The remaining promissory notes held by Herrick, Huntingdon and the Trust are guaranteed by certain subsidiaries of the Company and secured by a lien on the assets of the Company and certain subsidiaries of the Company.

On April 28, 2004, the Company repaid $1,600 principal amount of the $3,200 principal amount convertible note issued to ABC Investments, L.L.C., a principal shareholder of the Company. We issued a new $1,600 note (the “New ABC Note”) for the remaining principal amount. The New ABC Note extends the maturity date from December 31, 2004 to July 29, 2007. In exchange for extending the maturity date, the conversion price of the New ABC Note was reduced to $3.00. The closing sale price of our common stock on the closing date was $2.88. During October 2004, ABC Investments, L.L.C. converted $1,000 principal amount of the New ABC into shares of Common Stock pursuant to the terms of the note.

On May 7, 2003, the Company sold 3,350 shares of a newly created Series B Stock with a liquidation preference of $100 per share for $335. Of the total sold, 200 shares ($20) were purchased by John Levy, Vice Chairman and Chief Financial Officer of the Company. Under a subscription agreement, certain “piggy-back” registration rights were granted.

(16)	Recent Accounting Pronouncements

Share-Based Payment

In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment,” which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation”. SFAS 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. The compensation cost will be measured based on the fair value of the equity or liability instruments issued. The Statement is effective as of the beginning of the first interim or annual period beginning after June 15, 2005. We do not yet know the impact that any future share-based payment transactions will have on our financial position or results of operations.

Inventory costs

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs.” SFAS 151 amends ARB No. 43, “Inventory Pricing”, to clarify the accounting for certain costs as period expense. The Statement is effective for fiscal years beginning after June 15, 2005; however, early adoption of this Statement is permitted. The Company does not anticipate an impact from the adoption of this statement.

(17)	Segment Reporting

For 2004, 2003 and 2002, the Company has divided its operations into four reportable segments: Corporate, Audio Book Club (“ABC”) a membership-based club selling audiobooks in direct mail and on the Internet; Radio Spirits (“RSI”) which produces, sells, licenses and syndicates old-time radio programs and MediaBay.com a media portal offering spoken word audio content in secure digital download formats. Segment operating income is total segment revenue reduced by operating expenses identifiable with that business segment. Corporate includes general corporate administrative costs, professional fees and interest expenses. The Company evaluates performance and allocates resources among its three operating segments based on operating income and opportunities for growth. The Company evaluates performance and allocates resources among its three operating segments based on operating income and opportunities for growth. RadioClassics, which was created to distribute the Company’s proprietary old-time radio content across multiple distribution platforms including traditional radio, cable television, satellite television (DBS), satellite radio and the Internet, is aggregated with RSI for segment reporting purposes. Inter-segment sales are recorded at prevailing sales prices.

The accounting policies of the reportable segments are the same as those described in Note 3. Inter-segment sales are recorded at prevailing sales prices.

Year ended December 31, 2004
	Corporate	ABC	RSI	MBAY.com	Inter-Seg.	Total
Sales	$—	$12,303	$6,382	$205	$(60)	$18,831
(Loss) profit before asset write-downs and strategic charges, severance and other termination costs, non-cash write-down of intangibles, depreciation, amortization interest expense, income tax expense and dividends on preferred stock	(2,084)	2	938	(416)	17	(1,543)
Depreciation and amortization	24	83	37	—	—	144
Asset write-downs and strategic charges	—	3,831	760	—	—	4,591
Severance and other termination costs	—	—	—	—	—	—
Interest expense	9,078	—	4	—	—	9,082
Income tax expense	14,753	—	—	—	—	14,753
Dividends on preferred stock	574	—	—	—	—	574
Net (loss) income applicable to common shares	(26,513)	(3,912)	137	(416)	17	(30,687)
Total assets	—	3,508	13,122	1	(55)	16,576
Purchase of fixed assets	—	127	9	—	—	136

Year ended December 31, 2003
	Corporate	ABC	RSI	MBAY.com	Inter-Seg.	Total
Sales	$—	$26,379	$10,247	$138	$(147)	$36,617
(Loss) profit before asset write-downs and strategic charges, severance and other termination costs, non-cash write-down of intangibles, depreciation, amortization interest expense, income tax expense and dividends on preferred stock	(2,407)	455	846	(481)	(19)	(1,606)
Depreciation and amortization	180	106	42	—	—	328
Asset write-downs and strategic charges	749	—	—	—	—	749
Severance and other termination costs	544	—	—	—	—	544
Interest expense	1,913	—	12	—	—	1,925
Income tax expense		1,200	271	—	—	1,471
Dividends on preferred stock	246	—	—	—	—	246
Net (loss) income applicable to common shares	(6,039)	(851)	521	(481)	(19)	(6,869)
Total assets		24,312	14,613			38,925
Purchase of fixed assets	—	14	2	—	—	16

Year ended December 31, 2002
	Corporate	ABC	RSI	MBAY.com	Inter-Seg.	Total
Sales	$—	$34,342	$11,348	$215	$(161)	$45,744
(Loss) profit before asset write-downs and strategic charges, depreciation, amortization, interest expense and income tax benefit	(3,233)	5,281	2,141	(436)	16	3,769
Asset write-downs and strategic charges	—	1,217	97	—	—	1,314
Depreciation and amortization	2,903	—	71	—	—	2,974
Interest expense		1,134	90			1,224
Income tax benefit		(449)	(101)			(550)
Net (loss) income applicable to common shares	217	—	—	—	—	217
Total assets	(6,353)	2,481	1,782	(436)	16	(2,510)

(18)	Quarterly Operating Data (Unaudited)

The following table presents selected unaudited operating data of the Company for each quarter in the three year period ended December 31, 2003.

Year Ended
December 31, 2004	1st	2nd	3rd	4th
	Quarter	Quarter	Quarter	Quarter
Sales	$5,684	$4,801	$3,849	$4,496
Cost of sales	2,570	2,228	1,875	2,129
Cost of sales - write-downs	—	—	2,100	1,645
Net (loss) income applicable to common shares	(1,168)	(7,111)	(3,784)	(18,624)
Basic and diluted loss per share:	$(0.54)	$(2.40)	$(1.26)	$(4.98)

Year Ended
December 31, 2003	1st	2nd	3rd	4th
	Quarter	Quarter	Quarter	Quarter
Sales	$10,697	$9,407	$9,572	$6,941
Cost of sales	5,234	4,124	4,252	3,869
Net (loss) income applicable to common shares	(1,537)	(228)	285	(5,389)
Basic and diluted income (loss) per share:
Basic earnings (loss) per common share	$(.66)	$(.12)	$.12	$(2.28)
Diluted earnings (loss) per common share	$(.66)	$(.12)	$.12	$(2.28)

(19)	Subsequent Events

Extension to File Registration Statement

On February 8, 2005, the Company entered into a letter agreement extending the date by which the Company shall file the Registration Statement with respect to the October 11, 2004 sale of common stock and warrants to May 1, 2005 (the “Extension”). As consideration for the Extension, the Company issued to the Forest Hill Entities an aggregate of 19,841 shares of its Common Stock (the “January Shares”), based on the last sale price of the Common Stock on February 8, 2005 of $5.04. If the last sale price of the Common Stock on the date the Registration Statement is declared effective by the Securities and Exchange Commission (the “Effective Date”) is below $4.50, the Company is required to pay to the Forest Hill Entities an aggregate of $250 less the value of the January Shares on the Effective Date in cash or in shares of Common Stock, at the Forest Hill Entities’ option. The Company also granted the Forest Hill Entities the right (the “Put Right”) to require the Company to purchase an aggregate of 33,333 shares of the Common Stock issued to the Forest Hill Entities at a price of $18.00 per share if, at any time prior to the Effective Date, the last sale price of the Common Stock is above $24.00 per share, subject to the Company obtaining the Consents. The Company’s maximum potential obligation under the Put Right is $600.

The January Shares were issued to the purchasers without registration under the Securities Act of 1933, as amended (the “Act”), in reliance upon the exemptions from registration provided under 4(2) of the Act. The issuances did not involve any public offering; the Company made no solicitation in connection with the transactions other than communications with the purchasers; the Purchasers either received or had access to adequate information about the Company in order to make informed investment decisions; the Company reasonably believed that the purchasers were sophisticated within the meaning of Section 4(2) of the Act; and the January Shares were issued with restricted securities legends. No underwriting discounts or commissions were paid in conjunction with the issuances.

March Transactions

On March 23, 2005, MediaBay, Inc. (the “Company”) issued an aggregate of (a) 35,900 shares (the “Offering Shares”) of its Series D Convertible Preferred Stock (the “Series D Preferred”) convertible into 10,878,712 shares of the Company’s common stock, (b) 5,439,394 five-year common stock purchase warrants (the “Offering Warrants”) and (c) preferred warrants (the “Over-Allotment Warrants” and, together with the Offering Shares and the Offering Warrants, the “Offering Securities”) exercisable for a limited time, for additional proceeds to the Company of $8,975, to purchase (1) up to 8,975 additional shares of Series D Preferred (the “Additional Shares” and, together with the Offering Shares, the “Preferred Shares”) and (2) up to 1,359,849 additional warrants identical to the Offering Warrants (the “Additional Warrants” and, together with the Offering Warrants, the “Warrants”), to accredited investors (the “Investors”) for an aggregate purchase price of $35,900 (the “Financing”).

Immediately prior to the Financing, holders of a majority of the Company’s voting securities approved by written consent (the “Shareholder Consent”) (a) an amendment to the Articles of Incorporation of the Company, increasing the number of authorized shares of the common stock of the Company (“Common Stock”) from 150,000,000 to 300,000,000, (b) a change of control which may occur as a result of the Financing, and (c) the Company’s issuance, in connection with the transactions contemplated by the Financing documents, of Common Stock in excess of 19.99% of the number of shares of Common Stock outstanding immediately prior to the Financing.

While such actions have been approved by a majority of the shareholders, the Company may not effect them until it satisfies certain information requirements to the shareholders of the Company not party to the Shareholder Consent. As a result, the Shareholder Consent will not be effective, and therefore no conversion of the Preferred Shares nor exercise of the Warrants or the Satellite Warrant above the Cap Amount can be effected until at least 20 calendar days after an information statement is sent or given to such shareholders. Until such time, the Investors have agreed not to convert or exercise their securities above their pro rata portion of the Cap Amount and Merriman has agreed not to exercise the Merriman Warrants.

The Preferred Shares have a face value of $1,000 per share (“Stated Value”) and are convertible at any time at the option of the holder into shares (“Conversion Shares”) of common stock at the rate of $3.30 per Conversion Share, subject to certain anti-dilution adjustments, including for issuances of Common Stock for consideration below the conversion price. The Preferred Shares are also mandatorily convertible at the option of the Company, subject to its satisfaction of certain conditions, commencing 30 days following the later date to occur (the “Effective Date”) of (a) the effective date of the Financing Registration Statement (defined below) and (b) the effective date of the Shareholder Consent. Under certain circumstances under the control of the Company, the holders will also have the right to require the Company to redeem their Preferred Shares at their Stated Value. Cumulative dividends will accrue on the Preferred Shares on an annualized basis in an amount equal to 6% of their Stated Value until they are converted or redeemed and will be payable quarterly in arrears, beginning April 1, 2005, in cash or, at the Company’s option, subject to its satisfaction of certain conditions, in shares of Common Stock (“Dividend Shares”) valued at 93% of the average of the daily volume weighted average per-share price of the Common Stock for the five trading days prior to the applicable payment date. The Preferred Shares are non-voting. Subject to certain exceptions for accounts receivable and equipment and capital lease financings, the Company may not incur additional indebtedness for borrowed money or issue additional securities that are senior to or pari passu to the Preferred Shares without the prior written consent of holders of at least 2/3rds of the Preferred Shares then outstanding.

Each Warrant is exercisable to purchase one share of Common Stock (collectively, the “Warrant Shares”), at an exercise price of $3.36 per share for a period of five years commencing September 23, 2010, subject to certain anti-dilution adjustments, including for issuances of Common Stock for consideration below the exercise price. In addition, once exercisable, the Warrants permit cashless exercises during any period when the Warrant Shares are not covered by an effective resale registration statement.

The Over-Allotment Warrants are exercisable until 90 days following the Effective Date for the purchase of Additional Shares and Additional Warrants, at an exercise price equal to the Stated Value of the Additional Shares purchased, with the purchase of each Additional Share including an Additional Warrant exercisable for a number of Warrant Shares equal to 50% of the Conversion Shares underlying such Additional Share.

As part of the Financing, the Forest Hill Entities exchanged 1.8 million shares of Common Stock and 400,000 common stock warrants previously purchased by them from the Company in October 2004 for $900 of the Offering Securities. The Forest Hill Entities also purchased $1,000 of the Offering Securities. The Company has agreed to include an additional 19,841 shares of Common Stock, as well as 8,333 shares of Common Stock underlying certain additional warrants, already beneficially owned and retained by Forest Hill Capital, for resale in the Financing Registration Statement. The Forest Entities also purchased 1,000 shares of the Offering Securities.

In connection with the Financing, the Company also entered into an agreement (the “Herrick Agreement”) with Norton Herrick, a principal shareholder of the Company, and Huntington Corporation, one of his affiliates and also a principal shareholder of the Company (collectively, the “Herrick Entities”), pursuant to which, concurrently with the Financing:

•
all $5,784 principal amount of the convertible notes of the Company owned by the Herrick Entities (the “Herrick Notes”) and 10,684 of their shares of the Series A Convertible Preferred Stock of the Company (“Series A Preferred”) were converted into an aggregate of approximately 2.03 million shares of Common Stock (the “Herrick Shares”), at their stated conversion rate of $3.36 per share;

•
the Company agreed to redeem the remaining 14,316 shares of Series A Preferred held by the Herrick Entities and all 43,527 of their shares of the Series C Convertible Preferred Stock of the Company (collectively, the “Redemption Securities”) for $5,784, the aggregate stated capital of such shares, on the earlier of the effective date of the Shareholder Consent and June 1, 2005, and both the Redemption Securities and the redemption price were placed into escrow pending such date;

•
the Herrick Entities waived certain of their registration rights and the Company agreed to include the Herrick Shares for resale in the Financing Registration Statement, so long as such Herrick Shares are owned by the Herrick Entities and not otherwise transferred, including, but not limited to, in the Herrick Financing (as defined below); and

•
the Herrick Entities consented to the terms of the Financing and the agreements entered into in connection with the Financing, as the Company was required to obtain such consents pursuant to the terms of the Herrick Notes, the Series A Preferred and the Series C Preferred.

•
Herrick and Huntingdon also entered into a voting agreement and proxy with the Company pursuant to which they agreed not to take any action to contradict or negate the Shareholder Consent and gave the Company a proxy to vote their shares, at the direction of the Company’s Board of Directors, until the Effective Date.

•
the Company entered into a registration rights agreement dated the date hereof with Herrick and Huntingdon in which the parties are granted “piggy-back” registration rights and, with respect to the shares of Common Stock issuable to Herrick and Huntingdon upon conversion of the Herrick Notes and Series A Preferred Stock, Herrick and Huntingdon are granted the same automatic registration rights as the Investors under the Registration Rights Agreement.

•
the Company also entered into another registration rights agreement dated March 23, 2005, with Herrick and Huntingdon in which the parties are granted “piggy-back” registration rights and, with respect to the shares of our common stock issuable to Herrick and Huntingdon upon exercise of the warrants held by Herrick and Huntingdon.

The Company received $35,000 of gross proceeds (not including the securities exchanged by the Forest Entities for $900 of the purchase price) in the Financing. Merriman Curhan Ford & Co. (“Merriman”) acted as a financial advisor with respect to certain of the investors in the Financing for which it received compensation from the Company of $2,625 plus a five-year warrant (the “Merriman Warrant”) to purchase 1,193,182 shares of Common Stock at an exercise price of $3.36 per share commencing upon the effectiveness of the Shareholder Consent. Merriman also received a structuring fee from the Company with respect to the Financing in the amount of $175. In addition, the Company issued to Satellite Strategic Finance Associates, LLC, an investor in the Financing, a warrant (the “Satellite Warrant”) to purchase 41,667 shares of Common Stock (identical to the Warrants), and reimbursed it $55 for expenses, for consulting services rendered by it in connection with the Financing.

Concurrently with the Financing, the Company repaid from its net Financing proceeds, all of the principal and accrued and unpaid interest due on the Company’s outstanding senior notes issued on April 28, 2004, in the aggregate amount of approximately $9,400. The Company will report an additional charge in the first quarter of 2005 to reflect the write-off of unamortized financing charges related to the repayment of this debt.

The Company also paid to Norton Herrick and Huntingdon all accrued and unpaid interest dividends due to them in the amount $2,271 and placed into escrow $5,784, such amounts to be used to redeem the portion of Series A Preferred Stock not converted and all of the Series C Preferred Stock on a date at least 20 days after an information statement is sent to all shareholders who did not initially vote on the transaction.

Pro Forma Balance Sheet

The following pro forma balance sheet reflects the effects of the March transactions:

MEDIABAY, INC.
Condensed Consolidated Balance Sheets (Dollars in thousands)

	(Unaudited September 30,	December 31,
	2005	2004
Assets
Current Assets:
Cash and cash equivalents	$10,362	$3,122
Accounts receivable, net of allowances for sales returns and doubtful accounts of $1,638 and $2,708 at September 30, 2005 and December 31, 2004, respectively	696	1,285
Inventory	937	1,530
Prepaid expenses and other current assets	268	199
Royalty advances	382	489
Total current assets	12,646	6,625
Fixed assets, net	1,398	243
Other intangibles	44	50
Goodwill	9,658	9,658
	$23,745	$16,576
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued expenses	$4,334	$5,361
Accounts payable, related party	—	315
Short-term debt, net of original issue discount of $53 at September 30, 2005 and $54 December 31, 2004, respectively	31	29
Preferred dividends payable	319	—
Current portion of long-term debt	—	200
Total current liabilities	4,684	5,905
Long-term debt, net of original issue discount of $126 and $908 at September 30, 2005 and December 31, 2004	615	9,102
Related party long-term debt including accrued interest	--	7,750
Total liabilities	5,299	22,757

Commitments and Contingencies	—	—
Preferred stock, no par value, authorized 5,000,000 shares; no shares of Series A outstanding at September 30, 2005 and 25,000 shares of Series A outstanding at December 31, 2004; 200 shares of Series B issued and outstanding at September 30, 2005 and December 31, 2004; no shares of Series C issued and outstanding at September 30, 2005 and 43,527 shares of Series C issued and outstanding at December 31, 2004; and 21,063 shares of Series D issued and outstanding at September 30, 2005 and no shares of Series D issued and outstanding at December 31, 2004	11,502	6,873
Common stock, no par value, authorized 300,000,000, issued and outstanding 10,439,284 as of September 30, 2005; and authorized 150,000,000 shares, issued and outstanding 4,140,663 at December 31, 2004	121,432	101,966
Contributed capital	42,638	17,682
Accumulated deficit	(157,126)	(132,702)
Total stockholders’ equity (deficit)	18,446	(6,181)
	$23,745	$16,576

See accompanying notes to condensed consolidated financial statements.

MEDIABAY, INC.
Condensed Consolidated Statements of Operations
(Dollars in thousands, except per share data)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004

Sales, net of returns, discounts and allowances of $124 and $983 and $1,554 and $4,286 for the three and nine months ended September 30, 2005 and 2004, respectively	$1,387	$3,849	$7,012	$14,334
Cost of sales	1,002	1,875	4,101	6,672
Cost of sales - strategic charges	—	2,100	305	2,100
Gross profit	385	(126)	2,606	5,562
Expenses:
Advertising and promotion	478	1,131	1,265	3,758
General and administrative	1,708	1,559	5,295	5,301
Termination charges	—	—	697	—
Depreciation and amortization	15	28	58	116
Operating loss	(1,816)	(2,844)	(4,709)	(3,343)
Interest income	92	—	167	—
Interest expense	126	741	752	6,808
Loss on early extinguishment of debt	—	—	579	1,532
Loss before income taxes	(1,850)	(3,585)	(5,873)	(11,683)
Income tax expense	—	—	—	—
Net loss	(1,850)	(3,585)	(5,873)	(11,683)
Dividends on preferred stock	390	199	1,127	378
Deemed dividend on beneficial conversion of Series D Preferred Stock	—	—	17,423	—
Net loss applicable to common shares	$(2,240)	$(3,784)	$(24,423)	$(12,061)

Basic and diluted loss applicable to common shares per common share:	$(0.25)	$(1.23)	$(3.82)	$(4.40)

See accompanying notes to condensed consolidated financial statements.

MEDIABAY, INC. Condensed Consolidated Statements of Cash Flows (Dollars in thousands)

	(Unaudited) Nine months ended September 30,
	2005	2004

Cash flows used in operating activities:
Net loss applicable to common shares	$(24,423)	$(12,061)
Adjustments to reconcile net loss to net cash provided by operating activities:
Deemed dividend on beneficial conversion of Series D Preferred Stock	17,423	—
Loss on extinguishment of debt	579	1,532
Non-current accrued interest and dividends payable	306	1,090
Amortization of deferred financing costs and original issue discount	225	1,060
Depreciation and amortization	58	116
Cost of sales - strategic charges	305	2,100
Payment of accrued dividends through issuance of common stock	85	—
Amortization of deferred member acquisition costs	16	2,203
Non-cash beneficial conversion charge included in interest expense	—	3,991
Expense of inducement to convert	—	391
Non-cash stock compensation	—	82
Changes in asset and liability accounts, net of strategic charges:
Decrease in accounts receivable, net	811	1,977
Increase in inventory	593	62
Increase in prepaid expenses	(121)	(40)
Decrease (increase) in royalty advances	108	(790)
Increase in deferred member acquisition costs	—	(339)
Decrease in accounts payable, accrued expenses and preferred dividends payable	(1,515)	(5,656)
Net cash used in operating activities	(5,550)	(4,282)
Cash flows used in investing activities:
Acquisition of fixed assets, including website development costs	(1,207)	(77)
Acquisition of intanglible assets	—	(20)
Net cash used in investing activities	(1,207)	(97)
Cash flows from financing activities:
Net proceeds from issuance of preferred stock	31,488	—
Proceeds from issuance of long-term debt	—	13,500
Proceeds from exercise of stock options	40	1
Payment of long-term debt	(11,742)	(5,988)
Redemption of Series A and Series C Preferred Stock	(5,789)	—
Increase in deferred financing costs	—	(2,071)
Net cash provided by financing activities	13,997	5,442
Net increase in cash and cash equivalents	7,240	1,063
Cash and cash equivalents at beginning of period	3,122	683
Cash and cash equivalents at end of period	$10,362	$1,746

See accompanying notes to condensed consolidated financial statements.

MEDIABAY, INC.
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share data)
(Unaudited)

(1) Organization

MediaBay, Inc. (“MediaBay” or “the Company”) is a Florida corporation formed on August 16, 1993. The Company is a digital media, marketing and publishing company specializing in spoken audio entertainment, such as audio readings of books, newspapers, magazines, original productions and radio broadcast transcripts. Today, the Company has two principal content libraries: (1) Audiobooks which it sells via digital download and on COMPACT DISC and cassette through Soundsgood.com, the Audio Book Club and third-party websites; and (2) an archive of the history of American radio which it produces and sells on COMPACT DISC and cassettes through its catalog, a mail order-based continuity program, retail outlets, its on-line download subscription service and third-party websites. The Company broadcasts its radio programs through a syndicated radio show on 200 commercial stations across the United States, as well as its 24-hour Radio Classics channels on Sirius and XM Satellite Radio.

(2) Significant Accounting Policies

Basis of Presentation

The interim unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements contained in its Annual Report on Form 10-K. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. On an ongoing basis management reviews its estimates based on current available information. Changes in facts and circumstances may result in revised estimates. In the opinion of management, the interim unaudited financial statements include all material adjustments, all of which are of a normal recurring nature, necessary to present fairly the Company’s financial position, results of operations and cash flows for the periods presented. The results for any interim period are not necessarily indicative of results for the entire year or any other interim period.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts have been eliminated.

Cash and Cash Equivalents

Securities with maturities of three months or less when purchased are considered to be cash equivalents.

Fair Value of Financial Instruments

The carrying amount of cash, accounts receivable, accounts payable and accrued expenses approximates fair value due to the short maturity of those instruments.

The fair value of long-term debt is estimated based on the interest rates currently available for borrowings with similar terms and maturities. The carrying value of the Company’s long-term debt approximates fair value.

Inventory

Inventory, consisting primarily of audiocassettes and compact discs held for resale, is valued at the lower of cost (weighted average cost method) or market.

Prepaid Expenses

Prepaid expenses consist principally of deposits and other amounts being expensed over the period of benefit. All current prepaid expenses will be expensed over a period no greater than twelve months from the date of the Balance Sheet.

Deferred Member Acquisition Costs

Promotional costs directed at current members are expensed on the date the promotional materials are mailed. The cost of any premiums, gifts or the discounted audiobooks in the promotional offer to new members is expensed as incurred. The Company accounts for direct response advertising for the acquisition of new members in accordance with AICPA Statement of Position 93-7, “Reporting on Advertising Costs” (“SOP 93-7”). SOP 93-7 states that the cost of direct response advertising (a) whose primary purpose is to elicit sales to customers who could be shown to have responded specifically to the advertising and (b) that results in probable future benefits should be reported as assets net of accumulated amortization.

SOP 93-7 requires that the realizability of the amounts of direct-response advertising reported as assets should be evaluated at each balance sheet date by comparing the carrying amounts of the assets to their probable remaining future net revenues. At September 30, 2005, we had no direct-response advertising reported as assets, since we have determined that probable future benefits from any direct advertising we have incurred would not exceed the amounts expended.

Fixed Assets, Net

Fixed assets, consisting primarily of furniture, leasehold improvements, computer equipment, and third-party web site development costs, are recorded at cost. Depreciation and amortization, which includes the amortization of equipment under capital leases, is provided by the straight-line method over the estimated useful life of three years (the lease term) for computer equipment and five years (the lease term) for sound equipment under capital leases, five years for equipment, seven years for furniture and fixtures, five years for leasehold improvements, and three years from the date the assets are put into service for Internet web site development costs. Ongoing maintenance and other recurring charges are expensed as incurred.

Other Intangibles, Net

Intangible assets, principally consisting of purchased intellectual property, which is reviewed for impairment on each reporting date, and non-compete agreements, which are being amortized over their contractual term.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in business combinations accounted for using the purchase method of accounting. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”, the Company ceased amortization of goodwill as of January 1, 2002. Goodwill is tested for impairment annually or when certain triggering events require such tests and are written down, with a resulting charge to operations, only in the period in which the recorded value of goodwill is more than its fair value.

Revenue Recognition

During the nine months ended September 30, 2005 and September 30, 2004, the Company derived its principal revenue through sales of audiobooks, classic radio shows and other spoken word audio products directly to consumers principally through direct mail and the Internet. The Company also sold classic radio shows to retailers either directly or through distributors. The Company derived additional revenue through rental of its proprietary database of names and addresses to non-competing third parties through list rental brokers. The Company also derived a small amount of revenue from advertisers included in its nationally syndicated classic radio shows. The Company recognizes sales to consumers, retailers and distributors upon shipment of merchandise. List rental revenue is recognized on notification by the list brokers of rental by a third party when the lists are rented. The Company recognizes advertising revenue upon notification of the airing of the advertisement by the media buying company representing the Company or directly from the broadcaster. Allowances for future returns are based upon historical experience and evaluation of current trends.

Downloadable content revenue from the sale of individual content titles is recognized in the period when the content is downloaded and the customer's credit card is processed. Downloadable content revenue from the sale of downloadable content subscriptions is recognized pro rata over the term of the subscription period.

Shipping and Handling Revenue and Costs

Amounts paid to the Company for shipping and handling by customers is included in sales. Amounts the Company incurs for shipping and handling costs are included in cost of sales. The Company recognizes shipping and handling revenue upon shipment of merchandise. Shipping and handling expenses are recognized on a monthly basis from invoices from the third party fulfillment houses, which provide the services.

Cost of Sales

Cost of sales includes the following:

•    Product costs (including free audiobooks in the initial enrollment offer to prospective members)
•    Royalties to publishers and rightsholders
•    Fulfillment costs, including shipping and handling
•    Customer service

Direct response billing, collection and accounts receivable management

Cooperative Advertising and Related Selling Expenses

In accordance with EITF No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)”, the Company classifies the cost of sales incentives as a reduction of net sales.

Bad Debt Expense

The Company records an estimate of its anticipated bad debt expense based on historical experience.

General and Administrative Costs

General and administrative costs include the following:

•    Bad debt expense
•    Payroll and related items
•    Commissions
•    Insurance
•    Office expenses
•    Telephone and postage
•    Public and investor relations
•    Dues and subscriptions
•    Rent and utilities
•    Travel and entertainment
•    Bank charges
•    Professional fees, principally legal and auditing fees
•    Consulting

Stock-Based Compensation

The Company accounts for employee stock options in accordance with Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees.” In October 1995, SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) was issued. SFAS 123, which prescribes the recognition of compensation expense based on the fair value of options on the grant date, allows companies to continue applying APB 25 if certain pro forma disclosures are made assuming a hypothetical fair value method application. In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment,” which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation”. SFAS 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. The compensation cost will be measured based on the fair value of the equity or liability instruments issued. The Statement is effective as of the beginning of the first annual period beginning after June 15, 2005. Had compensation expense for the Company’s stock options been recognized on the fair value on the grant date under SFAS 123, the Company’s net loss and net loss per share for the three months ended September 30, 2005 and 2004 would have been as follows:

	Three Months Ended September 30,			Nine months Ended September 30,
	2005		2004	2005	2004
Net loss applicable to common shares, as reported	$	(2,240)	$(3,784)	$(24,423)	$(12,061)
Add: Stock-based employee compensation expense included in reported net loss applicable to common shares, net of related tax effects		—	—	—	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects		—	(206)	(755)	(1,828)
Pro forma net loss applicable to common shares		$(2,240)	$(3,990)	$(25,178)	$(13,889)

Net loss per share
Basic and diluted - as reported		$(0.25)	$(1.23)	$(3.82)	$(4.40)
Basic and diluted - pro forma		$(0.25)	$(1.30)	$(3.93)	$(4.69)

No dividend yield and the following assumptions were used in the pro forma calculation of compensation expense:

Date	No. of Shares	Exercise Price	Assumed Volatility	Risk-free Interest Rate	Fair Value per Share
First Nine months 2004	601,250	$5.52	97%	4.00%	$.51

First Nine months 2005	801,667	$3.54	41%	3.35%	$.96

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

Royalties

The Company is liable for royalties to licensors based upon revenue earned from the respective licensed product. The Company pays certain publishers and other rightsholders advances for rights to products. Royalties earned on the sale of the products are payable only in excess of the amount of the advance. Advances, which have not been recovered through earned royalties, are recorded as an asset. Advances not expected to be recovered through royalties on sales are charged to royalty expense.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. On an ongoing basis, management reviews its estimates based on current available information. Changes in facts and circumstances may result in revised estimate.

Reclassifications

Certain amounts relating to 2004 have been reclassified to conform to the current presentation.

(3) Goodwill and Other Intangibles

Goodwill and indefinite-lived intangible assets are tested for impairment annually or when certain triggering events require such tests and are written down, with a resulting charge to operations, only in the period in which the recorded value of goodwill and indefinite-lived intangible assets is more than their fair value.

The Company amortizes other intangible assets over their estimated useful lives. Amortization expense for other intangible assets was $6 and $30 for the nine months ended September 30, 2005 and 2004, respectively. The Company estimates intangible amortization expenses of $8 in 2005:

The following table presents details of Other Intangibles at September 30, 2005 and December 31, 2004:

	September 30, 2005			December 31, 2004
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Mailing Agreements	$592	$592	$—	$592	$592	$—
Customer Lists	4,380	4,380	—	4,380	4,380	—
Non-Compete Agreements	313	294	19	313	288	25
Other	25	—	25	25	—	25
Total Other Intangibles	$5,310	$5,266	$44	$5,310	$5,260	$50

Goodwill of $9,658 as of September 30, 2005 and December 31, 2004 is attributable to the Company's Radio Spirits business. The Company conducted its annual impairment test for 2004 in January 2005, utilizing the services of an independent appraiser, which did not result in an impairment loss. Any future impairment losses incurred will be reported in operating results.

(4) Debt

	As of
	September 30,	December 31,
	2005	2004
Credit agreement, senior secured debt, net of original issue discount	$—	$8,661
Premier debt, net of original issue discount	646	670
Related party notes and related accrued interest, net of original issue discount	—	7,750
Total debt	646	17,081
Less: current portion	(31)	(229)
Long-term debt	$615	$16,852

March Payment and Conversion of Debt

On March 23, 2005, the Company completed the March Financing described below.

Concurrently with the March Financing, the Company repaid from the net proceeds all of the principal and accrued and unpaid interest due on the Company’s outstanding senior notes issued on April 28, 2004, in the aggregate amount of approximately $9,400. The Company reported a charge in the first quarter of 2005 of $579 to reflect the write-off of unamortized financing charges related to the repayment of this debt.

Also in connection with the March Financing, the Company entered into an agreement (the “Herrick Agreement”) with the Herrick Entities, described below (the “Herrick Agreement”). Pursuant to the Herrick Agreement, concurrently with the Financing, among other actions, all $5,784 principal amount of the convertible notes of the Company owned by the Herrick Entities were converted into an aggregate of approximately 1.7 million shares of Common Stock, at their stated conversion rate of $3.36 per share.

The Company also paid to Norton Herrick and Huntingdon all accrued and unpaid interest dividends due to them in the amount $2,271.

(5) Stockholders’ Equity and Stock Options and Warrants

The following table presents information regarding the Company’s outstanding preferred stock at September 30, 2005 and December 31, 2004:

	As of
	September 30,	December 31,
	2005	2004
Series A Convertible Preferred Stock	$—	$2,500
Series B Convertible Preferred Stock	20	20
Series C Convertible Preferred Stock	—	4,353
Series D Convertible Preferred Stock, total outstanding at September 30, 2005 $21,063, net of cash fees and expenses of $2,048; value ascribed to investors’ and advisors’ warrants of $7,533	11,482	—
Total Preferred Stock	$11,502	$6,873

March 2005 Sale of Series D Convertible Preferred Stock and Warrants

On March 21, 2005, the Company agreed to issue an aggregate of (a) 35,900 shares (the “Offering Shares”) of its Series D Convertible Preferred Stock (the “Series D Preferred”) convertible into 10,878,788 shares of the Company’s common stock, (b) 5,439,394 five-year common stock purchase warrants (the “Offering Warrants”), valued at $10,852 using an accepted valuation method and (c) preferred warrants (the “Over-Allotment Warrants” and, together with the Offering Shares and the Offering Warrants, the “Offering Securities”) exercisable for a limited time, for additional proceeds to the Company of $8,975, to purchase (1) up to 8,975 additional shares of Series D Preferred (the “Additional Shares” and, together with the Offering Shares, the “Preferred Shares”) and (2) up to 1,359,849 additional warrants identical to the Offering Warrants (the “Additional Warrants” and, together with the Offering Warrants, the “Warrants”), to accredited investors (the “Investors”) for an aggregate purchase price of $35,900 (the “Financing”).

Immediately prior to the Financing, holders of a majority of the Company’s voting securities approved by written consent (the “Shareholder Consent”) (a) an amendment to the Articles of Incorporation of the Company, increasing the number of authorized shares of the common stock of the Company (“Common Stock”) from 150,000,000 to 300,000,000, (b) a change of control which may occur as a result of the Financing, and (c) the Company’s issuance, in connection with the transactions contemplated by the Financing documents, of Common Stock in excess of 19.99% of the number of shares of Common Stock outstanding immediately prior to the Financing.

While such actions were approved by a majority of the shareholders prior to the Financing, the Company was not permitted to effect them until it satisfied certain information requirements to the shareholders of the Company not party to the Shareholder Consent. As a result, the Shareholder Consent did not become effective until May 3, 2005.

The Preferred Shares have a face value of $1,000 per share (“Stated Value”) and are convertible at any time at the option of the holder into shares (“Conversion Shares”) of common stock at the rate of $3.30 per Conversion Share, subject to certain anti-dilution adjustments, including for issuances of Common Stock for consideration below the conversion price. The Preferred Shares are also mandatorily convertible at the option of the Company, subject to its satisfaction of certain conditions, commencing June 10, 2005, which is 30 days after May 11, 2005, the effective date of the registration statement registering the shares underlying the Series D Preferred Stock. Under certain circumstances under the control of the Company, the holders will also have the right to require the Company to redeem their Preferred Shares at their Stated Value. Cumulative dividends will accrue on the Preferred Shares on an annualized basis in an amount equal to 6% of their Stated Value until they are converted or redeemed and will be payable quarterly in arrears, beginning April 1, 2005, in cash or, at the Company’s option, subject to its satisfaction of certain conditions, in shares of Common Stock (“Dividend Shares”) valued at 93% of the average of the daily volume weighted average per-share price of the Common Stock for the five trading days prior to the applicable payment date. The Preferred Shares are non-voting. Subject to certain exceptions for accounts receivable and equipment and capital lease financings, the Company may not incur additional indebtedness for borrowed money or issue additional securities that are senior to or pari passu to the Preferred Shares without the prior written consent of holders of at least two-thirds of the Preferred Shares then outstanding.

Each Warrant is exercisable to purchase one share of Common Stock (collectively, the “Warrant Shares”), at an exercise price of $3.36 per share for a period of five years commencing September 23, 2005, subject to certain anti-dilution adjustments, including for issuances of Common Stock for consideration below the exercise price. In addition, once exercisable, the Warrants permit cashless exercises during any period when the Warrant Shares are not covered by an effective resale registration statement.

The Over-Allotment Warrants are exercisable until February 9, 2006 for the purchase of Additional Shares and Additional Warrants, at an exercise price equal to the Stated Value of the Additional Shares purchased, with the purchase of each Additional Share including an Additional Warrant exercisable for a number of Warrant Shares equal to 50% of the Conversion Shares underlying such Additional Share.

As part of the Financing, the Forest Hill Select Fund L.P. and related entities (the “Forest Hill Entities”) exchanged 300,000 shares of Common Stock and 66,667 common stock warrants previously purchased by them from the Company in October 2004 for $900 of the Offering Securities. The Forest Hill Entities also purchased $1,000 of the Offering Securities. The Company included an additional 19,841 shares of Common Stock, as well as 8,333 shares of Common Stock underlying certain additional warrants, already beneficially owned and retained by Forest Hill Capital, for resale in the registration statement declared effective May 11, 2005.

In connection with the Financing, the Company also entered into an agreement with Norton Herrick and certain of his affiliates (the “Herrick Entities”) pursuant to which, concurrently with the Financing:

•
all $5,784 principal amount of the convertible notes of the Company owned by the Herrick Entities (the “Herrick Notes”) and 10,684 of their shares of the Series A Convertible Preferred Stock of the Company (“Series A Preferred”) were converted into an aggregate of approximately 2.03 million shares of Common Stock (the “Herrick Shares”), at their stated conversion rate of $3.36 per share;

•
the Company agreed to redeem the remaining 14,316 shares of Series A Preferred held by the Herrick Entities and all 43,527 of their shares of the Series C Convertible Preferred Stock of the Company (collectively, the “Redemption Securities”) for $5,784, the aggregate stated capital of such shares, on the earlier of the effective date of the Shareholder Consent (May 3, 2005);

•
the Herrick Entities waived certain of their registration rights and the Company agreed to include the Herrick Shares for resale in the registration statement declared effective May 11, 2005 so long as such Herrick Shares are owned by the Herrick Entities and not otherwise transferred, including, but not limited to, in the Herrick Financing (as defined below); and

•
the Herrick Entities consented to the terms of the Financing and the agreements entered into in connection with the Financing, as the Company was required to obtain such consents pursuant to the terms of the Herrick Notes, the Series A Preferred and the Series C Preferred.

•	Herrick and Huntingdon also entered into a voting agreement and proxy with the Company pursuant to which they agreed not to take any action to contradict or negate the Shareholder Consent.

•
the Company entered into a registration rights agreement dated the date hereof with Herrick and Huntingdon in which the parties are granted “piggy-back” registration rights and, with respect to the shares of Common Stock issuable to Herrick and Huntingdon upon conversion of the Herrick Notes and Series A Preferred Stock, Herrick and Huntingdon are granted the same automatic registration rights as the Investors under the Registration Rights Agreement.

•
the Company also entered into another registration rights agreement dated March 23, 2005, with Herrick and Huntingdon in which the parties are granted “piggy-back” registration rights and, with respect to the shares of our common stock issuable to Herrick and Huntingdon upon exercise of the warrants held by Herrick and Huntingdon.

The Company received $35,000 of gross proceeds (not including the securities exchanged by the Forest Hill Entities for $900 of the purchase price) in the Financing. Merriman Curhan Ford & Co. (“Merriman”) acted as a financial advisor with respect to certain of the investors in the Financing for which it received compensation from the Company of $2,625 plus a five-year warrant (the “Merriman Warrant”) to purchase 1,193,182 shares of Common Stock at an exercise price of $4.14 per share commencing upon May 3, 2005, the effective date of the Shareholder Consent. Merriman also received a structuring fee from the Company with respect to the Financing in the amount of $175. In addition, the Company issued to Satellite Strategic Finance Associates, LLC and Satellite Strategic Finance Partners, Ltd., investors in the Financing, warrants to purchase an aggregate of 41,667 shares of Common Stock (identical to the Warrants), and reimbursed them $55 for expenses, for consulting services rendered by it in connection with the Financing. The Company incurred cash fees and expenses including fees paid to advisors of $3,512. Warrants issued to advisors were valued at $1,986 using an accepted valuation method.

The Preferred Shares are convertible at any time at the option of the holder into shares (“Conversion Shares”) of common stock at the rate of $3.30 per Conversion Share and each Warrant is exercisable to purchase one share of Common Stock (collectively, the “Warrant Shares”), at an exercise price of $3.36 per share. The market price for the Company’s common stock at March 21, 2005 was $4.14. The Company recorded as dividends an amount of $17,423 to reflect the value of the deemed dividend for beneficial conversion feature of Series D Preferred Stock.

As of September 30, 2005, 14,837 shares of Series D Preferred Stock plus accrued dividends thereon were converted into 4,521,599 shares of common stock and 21,063 shares of Series D Preferred Stock are outstanding.

Stock Options and Warrants

From January 1, 2005 to September 30, 2005, the Company issued options to purchase 801,667 shares of its common stock to employees, officers, directors and consultants under its stock incentive plans. From January 1, 2005 to September 30, 2005, options to purchase 62,280 shares of its common stock were either cancelled or expired. The Company issued non-plan warrants to purchase 6,674,243 shares of its common stock in connection with the Financing described above. During the nine months ended September 30, 2005, the Company cancelled non-plan warrants to purchase 76,667 shares of its common stock.

(6) Cost of Goods Sold - Strategic Charges

In the second quarter of 2005, the Company changed its negative option book club and converted to a business selling audiobooks and other audio entertainment without a negative option requirement. The Company has moved its warehouse and fulfillment operations to a facility which also provides products and accordingly the Company has changed from licensing and manufacturing many of its audiobook titles to buying on a wholesale basis and accordingly has recorded a $305 write-down of royalty advances to what the Company believes is net realizable value at September 30, 2005.

The Company recorded $2,100 of strategic charges for the three months ended September 30, 2004. These charges include: $1,000 of inventory written down to net realizable value due to a reduction in Audio Book Club members and the Company's new focus on delivering spoken word products via downloads and $1,100 of write-downs to royalty advances paid to audiobook publishers and other license holders, which the Company does not believe will be recoverable due to its new focus on delivering spoken word products via downloads.

(7) Supplemental Cash Flow Information

•
No cash has been expended for income taxes for the nine months ended September 30, 2005 and 2004. Cash paid for interest expense was $2,015 and $536 for the nine months ended September 30, 2005 and 2004, respectively.

The Company had the following non-cash activities for the nine months ended September 30, 2005:

2005
Conversions of subordinated notes into common stock	$5,784
Conversion of preferred shares into common stock	$14,837
Conversion of common shares and warrants into preferred stock and warrants sold in the Financing	$900
Issuance of warrants in connection with the Financing	$12,838

(8) Net Loss Per Share of Common Stock

Basic (loss) earnings per share was computed using the weighted average number of common shares outstanding for the three and nine months ended September 30, 2005 of 8,989,725 and 6,400,211, respectively and for the three and nine months ended September 30, 2004 of 3,077,271 and 2,738,765.

For the three months ended September 30, 2005 common equivalent shares which were not included in the computation of diluted loss per share because they would have been anti-dilutive were 49,019 common equivalent shares, as calculated under the treasury stock method and 7,820,544 common equivalent shares relating to convertible subordinated debt and convertible preferred stock calculated under the “if-converted method”. Dividends on the convertible preferred stock added back to net income applicable to common stockholders would have been $390 for the three months ended September 30, 2005.

For the nine months ended September 30, 2005 common equivalent shares which were not included in the computation of diluted loss per share because they would have been anti-dilutive were 780,501 common equivalent shares, as calculated under the treasury stock method and 8,635,463 common equivalent shares relating to convertible subordinated debt and convertible preferred stock calculated under the “if-converted method”. Interest expense and dividends on the convertible subordinated debt and convertible preferred stock added back to net income applicable to common stockholders would have been $1,303 for the nine months ended September 30, 2005.

For the three months ended September 30, 2004 common equivalent shares which were not included in the computation of diluted loss per share because they would have been anti-dilutive were 4,170 common equivalent shares, as calculated under the treasury stock method and 4,001,458 common equivalent shares relating to convertible subordinated debt and convertible preferred stock calculated under the “if-converted method”. Interest expense and dividends on the convertible subordinated debt and convertible preferred stock added back to net income applicable to common stockholders would have been $378 for the three months ended September 30, 2004.

For the nine months ended September 30, 2004 common equivalent shares which were not included in the computation of diluted loss per share because they would have been anti-dilutive were 146,156 common equivalent shares, as calculated under the treasury stock method and 3,257,112 common equivalent shares relating to convertible subordinated debt and convertible preferred stock calculated under the “if-converted method”. Interest expense and dividends on the convertible subordinated debt and convertible preferred stock added back to net income applicable to common stockholders would have been $786 for the nine months ended September 30, 2004.

(9) Segment Reporting

For 2005 and 2004, the Company has divided its operations into four reportable segments: Corporate; Audio Book Club (“ABC”) a business selling audiobooks via direct mail and on the Internet; Radio Spirits (“RSI”) which produces, sells, licenses and syndicates old-time radio programs and MediaBay.com a media portal offering spoken word audio content in secure digital download formats. Segment operating income is total segment revenue reduced by operating expenses identifiable with that business segment. Corporate includes general corporate administrative costs, professional fees, interest expenses and amortization of acquisition related costs. The Company evaluates performance and allocates resources among its three operating segments based on operating income and opportunities for growth. Inter-segment sales are recorded at prevailing sales prices.

Three Months Ended September 30, 2005
	Corporate	ABC	RSI	Mbay.com	Inter-segment	Total
Sales, net of returns, discounts and allowances	$—	$531	$815	$42	$0	$1,387
Operating profit (loss)	(742)	(781)	(124)	(154)	—	(1,801)
Depreciation	—	10	3	—	—	13
Amortization	2	—	—	—	—	2
Depreciation and amortization	2	10	3	—	—	15
Interest expense, net	(34)	—	—	—	—	(34)
Loss on early retirement of debt	—	—	—	—	—	—
Loss before income taxes	(778)	(791)	(127)	(154)	—	(1,850)
Dividends on Preferred Stock	(390)	—	—	—	—	(390)
Net (loss) income applicable to common shares	(1,168)	(791)	(127)	(154)	—	(2,240)
Total assets	—	10,850	12,932	9	(46)	23,745
Acquisition of fixed assets	—	627	—	—	—	627

Three Months Ended September 30, 2004
	Corporate	ABC	RSI	Mbay.com	Inter-segment	Total
Sales, net of returns, discounts and allowances	$—	$2,654	$1,154	$52	$(11)	$3,849
Operating profit (loss)	(353)	(2,103)	(270)	(99)	9	(2,816)
Depreciation	—	17	9	—	—	26
Amortization	2	—	—	—	—	2
Depreciation and amortization	2	17	9	—	—	28
Interest expense	(740)	—	(1)	—	—	(741)
Loss on early retirement of debt	—	—	—	—	—	—
Loss before income taxes	(1,095)	(2,120)	(280)	(99)	9	(3,585)
Dividends on Preferred Stock	(199)	—	—	—	—	(199)
Net (loss) income applicable to common shares	(1,294)	(2,120)	(280)	(99)	9	(3,784)
Total assets	—	19,096	13,623	10	(62)	32,667
Acquisition of fixed assets	—	10	—	—	—	10

Nine Months Ended September 30, 2005
	Corporate	ABC	RSI	Mbay.com	Inter-Segment	Total
Sales, net of returns, discounts and allowances	$—	$4,093	$2,786	$133	$(0)	$7,012
Operating profit (loss)	(2,949)	(951)	(331)	(429)	9	(4,651)
Depreciation	—	34	17	—	—	51
Amortization	7	—	—	—	—	7
Depreciation and amortization	7	34	17	—	—	58
Interest expense, net	(584)	—	(1)	—	—	(585)
Loss on early retirement of debt	(579)	—	—	—	—	(579)
Loss before income taxes	(4,119)	(985)	(349)	(429)	9	(5,873)
Dividends on Preferred Stock	(18,550)	—	—	—	—	(18,550)
Net (loss) income applicable to common shares	(22,669)	(985)	(349)	(429)	9	(24,423)
Total assets	—	10,850	12,932	9	(46)	23,745
Acquisition of fixed assets	—	1,207	—	—	—	1,207

Nine Months Ended September 30, 2004
	Corporate	ABC	RSI	Mbay.com	Inter-Segment	Total
Sales, net of returns, discounts and allowances	$—	$9,719	$4,514	$158	$(57)	$14,334
Operating profit (loss)	(1,194)	(2,230)	501	(315)	10	(3,227)
Depreciation	—	66	28	—	—	94
Amortization	22	—	—	—	—	22
Depreciation and amortization	22	66	28	—	—	116
Interest expense, net	(6,805)	—	(3)	—	—	(6,808)
Loss on early retirement of debt	(1,532)	—	—	—	—	(1,532)
Loss before income taxes	(9,553)	(2,296)	470	(315)	10	(11,683)
Dividends on Preferred Stock	(378)	—	—	—	—	(378)
Net (loss) income applicable to common shares	(9,931)	(2,295)	470	(315)	10	(12,061)
Total assets	—	19,096	13,623	10	(62)	32,667
Acquisition of fixed assets	—	68	9	—	—	77

(10) Recent Accounting Pronouncements

Consolidation of Variable Interest Entities

In March 2005, the FASB issued Staff Position (FSP) No. FIN 46(R)-5, Implicit Variable Interests under FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities. This FSP clarifies that when applying the variable interest consolidation model, a reporting enterprise should consider whether it holds an implicit variable interest in a variable interest entity (VIE) or potential VIE when specific conditions exist. FSP No. FIN 46(R)-5 is effective as of April 1, 2005. The Company does not anticipate an impact from the adoption of this statement.

Share-Based Payment

In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment,” which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation”. SFAS 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. The compensation cost will be measured based on the fair value of the equity or liability instruments issued. The Statement is effective as of the beginning of the first annual period beginning after June 15, 2005. Beginning in January 2006, the value of all options granted by the Company will be recorded as compensation expense and will be reported as general and administrative expense. Currently, the value of options granted to officers and directors at or above market at the date of the grant are not recorded as expenses by the Company. We do not yet know the impact that any future share-based payment transactions will have on our financial position or results of operations.

Inventory Costs

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs.” SFAS 151 amends ARB No. 43, “Inventory Pricing”, to clarify the accounting for certain costs as period expense. The Statement is effective for fiscal years beginning after September 15, 2005; however, early adoption of this Statement is permitted. The Company does not anticipate an impact from the adoption of this statement.

Accounting Changes and Error Corrections

In May 2005, the FASB issued SFAS No. 154 “Accounting Changes and Error Corrections—A Replacement of APB Opinion No. 20 and FASB Statement No. 3”. This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This Statement does not change the guidance for reporting the correction of an error in previously issued financial statements or a change in accounting estimate. The provisions of this Statement shall be effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The Company is not able to assess at this time the future impact of this Statement on its consolidated financial position or results of operations.

(11) Subsequent Events

The Company effected a one for six reverse stock split effective October 25, 2005. All references in the financial statements and notes thereto to the number of shares outstanding, per share amounts, and stock option, warrant and convertible security data relating to the Company’s commons shares have been restated to reflect the effect of the stock split for all periods presented.

On November 9, 2005, the period to exercise warrants to purchase additional shares of the Series D Preferred Stock granted to the investors in the March sale of Series D Convertible Preferred Stock was further extended to February 9, 2006.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following are the estimated expenses of the issuance and distribution of the securities being registered, all of which will be paid by the Registrant:

SEC registration fee	$391.00
Legal fees and expenses*	$30,000.00
Accounting fees and expenses*	$20,000.00
Miscellaneous*	$5,000.00
Total*	$55,391.00

*	Estimated+

Item 14. Indemnification of Directors and Officers.

The Florida Business Corporation Act (the “Florida Act”) contains provisions entitling the Registrant’s directors and officers to indemnification from judgments, settlements, penalties, fines, and reasonable expenses (including attorney’s fees) as the result of an action or proceeding in which they may be involved by reason of having been a director or officer of the Registrant. In its Articles of Incorporation, the Registrant has included a provision that limits, to the fullest extent now or hereafter permitted by the Florida Act, the personal liability of its directors to the Registrant or its shareholders for monetary damages arising from a breach of their fiduciary duties as directors. Under the Florida Act as currently in effect, this provision limits a director’s liability except where such director breaches a duty. The Company’s Articles of Incorporation and By-Laws provide that the Company shall indemnify, and upon request shall advance expenses to, its directors and officers to the fullest extent permitted by the Florida Act. The Florida Act provides that no director or officer of the Company shall be personally liable to the Company or its shareholders for damages for breach of any duty owed to the Company or its shareholders, except for liability for (i) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (ii) any unlawful payment of a dividend or unlawful stock repurchase or redemption in violation of the Florida Act, (iii) any transaction from which the director received an improper personal benefit or (iv) a violation of a criminal law. This provision does not prevent the Registrant or its shareholders from seeking equitable remedies, such as injunctive relief or rescission. If equitable remedies are found not to be available to shareholders in any particular case, shareholders may not have any effective remedy against actions taken by directors that constitute negligence or gross negligence.

Our company has entered into indemnification agreements with certain employees, officers and consultants. Pursuant to the terms of the indemnity agreements, our company has agreed to indemnify, to the fullest extent permitted under applicable law, against any amounts which the employee, officer or consultant may become legally obligated to pay in connection with any claim arising from or out of the employee, officer or consultant acting, in connection with any services performed by or on behalf of our company and certain expenses related thereto. Provided however, that the employee, officer or consultant shall reimburse our company for such amounts if the such individual is found, as finally judicially determined by a court of competent jurisdiction, not to have been entitled to such indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1993, as amended (the “Securities Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to any charter provision, by-law, contract, arrangement, statute or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission (the “Commission”) such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 15. Recent Sales of Unregistered Securities

Fiscal Year 2003

On May 7, 2003, we sold 3,350 shares of a newly created Series B Convertible Preferred Stock (the “Series B Stock”) with a liquidation preference of $100 per share for $335,000 to 5 individual accredited investors, including two former officers of the Company. The Series B Stock was convertible into shares of common stock at a conversion rate equal to a fraction, (i) the numerator of which is equal to the number of Series B Stock times $100 plus accrued and unpaid dividends though the date of conversion and (ii) the denominator is the $4.62, the closing sale price of our stock on May 6, 2003. The securities were issued in the financing without registration under the Securities Act in reliance upon the exemptions from registration provided under Section 4(2) of the Securities Act and Regulation D promulgated hereunder. The issuances did not involve any public offering; the Company made no solicitation in connection with the financing other than communications with the investors; the Company obtained representations from the investors regarding their investment intent, experience and sophistication; the investors either received or had access to adequate information about the Company in order to make informed investment decisions; the Company reasonably believed that the investors were sophisticated within the meaning of Section 4(2) of the Act and “accredited investors” as defined in Regulation D; and the securities were issued with restricted securities legends.

From January 1, 2003 to September 30, 2003, we issued warrants to purchase 15,000 shares of our common stock to a former employee and consultant who was performing product licensing services at prices ranging from $9.00 to $18.00 per share as ------- for their non-competition agreements. The securities were issued without registration under the Securities Act in reliance upon the exemptions from registration provided under Section 4(2) of the Securities Act and Regulation D promulgated thereunder. The issuances did not involve any public offering; the Company made no solicitation in connection with the issuance other than communications with the recipients; the Company obtained representations from the recipients regarding their investment intent, experience and sophistication; the recipients either received or had access to adequate information about the Company in order to make informed investment decisions; the Company reasonably believed that the recipients were sophisticated within the meaning of Section 4(2) of the Act and “accredited investors” as defined in Regulation D; and the securities were issued with restricted securities legends.

In August 2003 we granted a consultant a warrant to purchase 2,222 shares of common stock for management consulting services rendered valued at $7,000. The warrants were issued without registration under the Securities Act in reliance upon the exemptions from registration provided under Section 4(2) of the Securities Act and Regulation D promulgated thereunder. The issuances did not involve any public offering; the Company made no solicitation in connection with the issuance other than communications with the consultant; the Company obtained representations from the consultant regarding its investment intent, experience and sophistication; the consultant either received or had access to adequate information about the Company in order to make informed investment decisions; the Company reasonably believed that the consultant was sophisticated within the meaning of Section 4(2) of the Act and “accredited investors” as defined in Regulation D; and the warrants were issued with restricted securities legends.

In October 2003 we granted a consultant a warrant to purchase 2,564 shares of common stock for management consulting services rendered valued at $7,000. The warrants were issued without registration under the Securities Act in reliance upon the exemptions from registration provided under Section 4(2) of the Securities Act and Regulation D promulgated thereunder. The issuances did not involve any public offering; the Company made no solicitation in connection with the issuance other than communications with the consultant; the Company obtained representations from the consultant regarding its investment intent, experience and sophistication; the consultant either received or had access to adequate information about the Company in order to make informed investment decisions; the Company reasonably believed that the consultant was sophisticated within the meaning of Section 4(2) of the Act and “accredited investors” as defined in Regulation D; and the warrants were issued with restricted securities legends.

On October 1, 2003, we issued to 9 individual -------- investors, including a former officer and director of the Company five year warrants to purchase 44,375 shares of our common stock at an exercise price of $4.80. We also agreed to issue the investors warrants to purchase an additional 44,375 shares of common stock on April 1, 2004. The warrants were issued without registration under the Securities Act in reliance upon the exemptions from registration provided under Section 4(2) of the Securities Act and Regulation D promulgated thereunder. The issuances did not involve any public offering; the Company made no solicitation in connection with the financing other than communications with the investors; the Company obtained representations from the investors regarding its investment intent, experience and sophistication; the investors either received or had access to adequate information about the Company in order to make informed investment decisions; the Company reasonably believed that the investors were sophisticated within the meaning of Section 4(2) of the Act and “accredited investors” as defined in Regulation D; and the warrants were issued with restricted securities legends.

Fiscal Year 2004

On January 29, 2004, we issued $4.0 million aggregate principal amount of convertible promissory notes (the “Notes”) and warrants to purchase 392,158 shares of common stock (the “Investor Warrants”) to 13 institutional and accredited investors (the “Note Offering”). The Notes were due on the earlier of (i) April 30, 2005, (ii) such date on or after July 1, 2004 at such time as all of our indebtedness under our then existing credit facility was either repaid our assets or the purchase by a single entity, person or group of affiliated entities or persons of 50% of our voting stock. The notes bore interest at the rate of 6%, increasing to 9% on April 28, 2004 and 18% on July 27, 2004. In connection with the financing, we issued to a placement agent, warrants to purchase 40,833 shares of common stock. The warrants are exercisable until January 28, 2009 at an exercise price of $7.68 per share. The notes, the warrants and the placement agent warrant (the “Financing Securities”) were issued in the financing without registration under the Securities Act in reliance upon the exemptions from registration provided under Section 4(2) of the Securities Act and Regulation D promulgated thereunder. The issuances did not involve any public offering; the Company made no solicitation in connection with the financing other than communications with the investors; the Company obtained representations from the investors and placement agent regarding its investment intent, experience and sophistication; the investors and placement agent either received or had access to adequate information about the Company in order to make informed investment decisions; the Company reasonably believed that the investors and placement were sophisticated within the meaning of Section 4(2) of the Act and “accredited investors” as defined in Regulation D; and securities were issued with restricted securities legends.

On April 12, 2004, 888,889 shares of common stock were issued upon the automatic conversion of $4.0 million aggregate principal amount of the Notes issued in the July 29, 2004 Note Offering. In addition, 10,815 shares of common stock were issued upon conversion of accrued interest on the Notes in the amount of $49,000. These securities were issued pursuant to an exemption from the registration requirements offered by Section 3(a)(9) of the Securities Act of 1933. The issuance was an exchange of securities by the Company and an existing securityholder, exclusively where no commission or other renumeration was paid or given directly or indirectly for soliciting the exchange.

In addition, on April 12, 2004, we issued to a placement agent additional warrants to purchase 83,481 shares of common stock as partial consideration for its services as placement agent in a January 2004 financing pursuant to the terms of the placement agent agreement entered into on January 29, 2004. The warrants are exercisable until January 28, 2009 at an exercise price of $7.68 per share. These securities were issued in private transactions pursuant to an exemption from the registration requirements offered by Section 4(2) of, and Rule 506 promulgated under, the Securities Act of 1933. The issuance was an exchange of a security by the Company and an existing securityholder, exclusively where no commission or other remuneration was paid or given directly or indirectly for soliciting the exchange. The issuance did not involve any public offering; the Company made no solicitation in connection with the issuance; the Company obtained representations from the placement agent regarding their investment intent, experience and sophistication; the placement agent either received or had access to adequate information about the Company in order to make informed investment decisions; the Company reasonably believed that the placement agent was sophisticated within the meaning of Section 4(2) of the Act and “accredited investors” as defined in Regulation D; and the warrants were issued with restricted securities legends.

On May 25, 2004, a principal shareholder and his affiliate exchanged the principal of the $500,000 Note, the $1.0 Million Convertible Note, the $150,000 Note and the $350,000 Note, plus accrued and unpaid interest and dividends owed to the Principal Shareholder into an aggregate of 43,527 shares of Series C Preferred Stock, with a liquidation preference of $100 per share, convertible into (i) an aggregate of 930,064 shares of common stock at an effective conversion price of $4.68, and (ii) warrants to purchase an aggregate of 1,860,128 shares of common stock. The warrants are exercisable until April 28, 2014 at an exercise price of $3.18. These securities were issued pursuant to an exemption from the registration requirements offered by Section 3(a)(9) of the Securities Act of 1933. The issuance was an exchange of securities by the Company and an existing securityholder, exclusively where no commission or other remuneration was paid or given directly or indirectly for soliciting the exchange.

On October 11, 2004, we entered into a Securities Purchase Agreement (the “October Agreement”) pursuant to which we issued to three --------- accredited investors, the Forest entities an aggregate of 300,000 shares of our common stock and warrants to purchase 66,667 shares of common stock. The purchasers paid an aggregate purchase price of $900,000 for the shares and warrants. Each warrant is exercisable to purchase one share of our common stock at an exercise price of $4.98 per share during the five (5)-year period commencing on October 11, 2004. The shares and warrants were issued in private transactions pursuant to an exemption from the registration requirement offered by Section 4(2) of the Securities Act of 1933. The issuances did not involve any public offering; the Company made no solicitation in connection with the transaction other than communications with the purchasers; the Company obtained representations from the purchasers regarding their investment intent, experience and sophistication; the purchasers either received or had access to adequate information about the Company in order to make informed investment decisions; the Company reasonably believed that the purchasers were sophisticated within the meaning of Section 4(2) of the Act and “accredited investors” as defined in Regulation D; and the shares and warrants were issued with restricted securities legends.

In November 2004 we issued to a consultant 4,167 shares of common stock valued at $17,000 pursuant to a license agent. The Warrants were issued without registration under the Securities Act in reliance upon the exemptions from registration provided under Section 4(2) of the Securities Act and Regulation D promulgated thereunder. The issuances did not involve any public offering; the Company made no solicitation in connection with the issuance other than communications with the consultant; the Company obtained representations from the consultant regarding its investment intent, experience and sophistication; the consultant either received or had access to adequate information about the Company in order to make informed investment decisions; the Company reasonably believed that the consultant was sophisticated within the meaning of Section 4(2) of the Act and “accredited investors” as defined in Regulation D; and the warrants were issued with restricted securities legends.

Fiscal Year 2005

On February 8, 2005, we entered into a letter agreement further amending the October Agreement, pursuant to which the October Agreement was amended to extend the date by which the Company shall file a registration statement covering the securities issued to the Forest entities pursuant to the October Agreement (the "Registration Statement") to May 1, 2005 (the "Extension"). As consideration for the Extension, we issued to the purchasers an aggregate of 19,841 shares of our Common Stock (the "February Shares"), based on the last sale price of the common stock on February 8, 2005 of $5.04. If the last sale price of the Common Stock on the date the Registration Statement is declared effective by the Securities and Exchange Commission (the "Effective Date") is below $4.50, we are required to pay to the purchasers an aggregate of $250,000 less the value of the February Shares on the Effective Date in cash or in shares of common stock, at the purchasers' option, subject to us obtaining the necessary consents, approvals, votes and waivers required (i) under our existing credit agreement and outstanding indebtedness in effect on February 8, 2005 and (ii) from the holders of the existing series of our preferred stock (the "Consents"). We also granted the purchasers the right (the "Put Right") to require us to purchase an aggregate of 33,333 shares of the common stock issued to the purchasers at a price of $18.00 per share if, at any time prior to the Effective Date, the last sale price of the common stock is above $24.00 per share, subject to us obtaining the Consents. Our maximum potential obligation under the Put Right is $600,000. The securities were issued without registration under the Securities Act in reliance upon the exemptions from registration provided under Section 4(2) of the Securities Act and Regulation D promulgated thereunder. The issuances did not involve any public offering; the Company made no solicitation in connection with the issuance other than communications with the recipients; the Company obtained representations from the recipients regarding its investment intent, experience and sophistication; the recipients either received or had access to adequate information about the Company in order to make informed investment decisions; the Company reasonably believed that the recipients were sophisticated within the meaning of Section 4(2) of the Act and “accredited investors” as defined in Regulation D; and the securities were issued with restricted securities legends.

On March 21, 2005, we issued an aggregate of (a) 35,900 shares (the "Offering Shares") of our Series D Convertible Preferred Stock (the "Series D Preferred"), (b) 5,439,394 five-year common stock purchase warrants (the "Offering Warrants") and (c) preferred warrants (the "Over-Allotment Warrants" and, together with the Offering Shares and the Offering Warrants, the "Offering Securities") exercisable for a limited time, for additional proceeds to us of $8.975 million, to purchase (1) up to 8,975 additional shares of Series D Preferred (the "Additional Shares" and, together with the Offering Shares, the "Preferred Shares") and (2) up to 1,359,849 additional warrants identical to the Offering Warrants (the "Additional Warrants" and, together with the Offering Warrants, the "Warrants"), to 9 institutional accredited investors (the "Investors") for an aggregate purchase price of $35.9 million (the "Financing").

Each Warrant is exercisable to purchase one share of common stock (collectively, the "Warrant Shares"), at an exercise price of $3.36 per share for a period of five years commencing September 21, 2005, subject to certain anti-dilution adjustments, including for issuances of common stock for consideration below the exercise price. In addition, once exercisable, the Warrants permit cashless exercises during any period when the Warrant Shares are not covered by an effective resale registration statement.

As part of the Financing, certain affiliates of one of our principal shareholders exchanged 300,000 shares of common stock and 66,667 common stock warrants previously purchased by them from us in October 2004 for $900,000 of the Offering Securities. We have agreed to include an additional 19,841 shares of common stock, as well as 50,000 shares of Common Stock underlying certain additional warrants, already beneficially owned and retained by a principal stockholder, for resale in the Financing Registration Statement.

Prior to the Financing, on March 19, 2005, we entered into an agreement with a principal stockholder and one of his affiliates who was also one of our principal stockholders, pursuant to which:

(a)
all $5.784 million principal amount of our convertible notes owned by a principal stockholder and one of his affiliates and 10,684 of their shares of our Series A Convertible Preferred Stock ("Series A Preferred") were converted as of that date into an aggregate of approximately 2 million shares of Common Stock, at their stated conversion rate of $3.36 per share; and

(b)
we agreed to redeem the remaining 14,316 shares of Series A Preferred held by a principal stockholder and one of his affiliates and all 43,527 of their shares of our Series C Convertible Preferred Stock (collectively, the "Redemption Securities") for $5.8 million, the aggregate stated capital of such shares, on the earlier of the effective date of the shareholder consent and June 1, 2005, and both the Redemption Securities and the redemption price were placed into escrow pending such date.

In addition, concurrently with the Financing, the a principal stockholder and one of his affiliates sold 1,515,152 shares of common stock and 757,576 common stock purchase warrants to several purchasers in a private sale for $5 million.

In addition, a financial advisor with respect to certain of the investors in the Financing received compensation from us of $2,625,000 plus a five-year warrant to purchase 1,1931,82 shares of common stock at an exercise price of $3.36 per share commencing upon the effectiveness of the shareholder consent. In addition, we issued an investor in the Financing, a warrant to purchase 41,667 shares of common stock (identical to the Warrants).

The Offering Securities and the warrants described in the preceding paragraph were issued in the Financing without registration under the Securities Act of 1933, as amended, in reliance upon the exemptions from registration provided under Section 4(2) of the Act and Regulation D promulgated thereunder. The issuances did not involve any public offering; the Company made no solicitation in connection with the Financing other than communications with the Investors; the Company obtained representations from the Investors and Merriman regarding their investment intent, experience and sophistication; the Investors and Merriman either received or had access to adequate information about the Company in order to make informed investment decisions; the Company reasonably believed that the Investors and Merriman were sophisticated within the meaning of Section 4(2) of the Act and “accredited investors” as defined in Regulation D; and the Offering Securities, the Satellite Warrant and the Merriman Warrant were issued with restricted securities legends.

Item 16. Exhibits and Financial Statement Schedules

(a)    Exhibits

Exhibit Number	Description

3.1	Restated Articles of Incorporation of the Registrant. (1)

3.2	Articles of Amendment to Articles of Incorporation. (3)

3.3	Articles of Amendment to Articles of Incorporation. (4)

3.4	Articles of Amendment to Articles of Incorporation of the Registrant filed with the Department of State of the State of Florida on January 18, 2002. (7)

3.5	Articles of Amendment to Articles of Incorporation of the Registrant filed with the Department of State of the State of Florida on May 7, 2003. (9)

3.6	Amendment to the Articles of Incorporation of MediaBay, Inc. regarding the designation of the Series D Preferred Stock. (14)

3.7	Articles of Amendment to the Articles of Incorporation of MediaBay, Inc. filed with the Department of State of the State of Florida on May 3, 2005. (18)

3.8	Articles of Amendment to the Articles of Incorporation of MediaBay, Inc. filed with the Department of State of the State of Florida on October 20, 2005 (22)

3.9	Amended and Restated By-Laws of the Registrant. (8)

5	Opinion of Blank Rome LLP as to the legality of the securities being registered.

10.1	1997 Stock Option Plan. (1)

10.2	1999 Stock Incentive Plan. (2)

10.3	2000 Stock Incentive Plan. (5)

10.4	2001 Stock Incentive Plan. (6)

10.5	2004 Stock Incentive Plan. (13)

10.6	Form of 2004 Stock Incentive Plan Non-Qualified Stock Option Agreement for Officers. (16)

10.7	Form of 2004 Stock Incentive Plan Non-Qualified Stock Option Agreement for Directors. (16)

10.8	Letter Agreement between the Registrant and Norton Herrick entered into in November 2002. (10)

10.9	Indemnification Agreement dated as of November 15, 2002 between the Registrant, MEH Consulting Services. Inc. and Michael Herrick. (8)

10.10	Indemnification Agreement dated as of November 15, 2002 between the Registrant and Norton Herrick. (8)

10.11	Termination Agreement dated as of March 8, 2004 among XNH Consulting Services, Inc., the Registrant and Norton Herrick. (11)

10.12	Employment Agreement between the Registrant and Jeffrey Dittus dated June 6, 2005. (14)

10.13	Employment Agreement between the Registrant and Joseph Rosetti dated June 6, 2005. (14)

10.14	Employment Agreement between the Registrant and John Levy dated June 6, 2005. (14)

10.15	Employment Agreement between the Registrant and Robert Toro dated June 6, 2005. (14)

10.16	Amendment No. 1 dated July 5, 2005 to Employment Agreement between the Registrant and Jeffery Dittus dated June 6, 2005. (15)

10.17	Employment Agreement between the Registrant and Patricia Campbell dated April 1, 2005 (effective April 4, 2005. (17)

10.18	Employment Agreement between the Registrant and Howard Herrick dated October 30, 2002. (21)

10.19	Option Agreement dated as of April 4, 2005 between the Company and Jeffrey Dittus. (19)

10.20	Option Agreement dated as of April 4, 2005 between the Company and Joseph Rosetti. (19)

10.21	Option Agreement dated as of April 4, 2005 between the Company and Robert Toro. (19)

10.22	Option Agreement dated as of April 4, 2005 between the Company and Patricia Campbell. (19)

10.23	Option Agreement dated as of April 4, 2005 between the Company and Daniel Altobello. (19)

10.24	Option Agreement dated as of April 4, 2005 between the Company and Richard Berman. (19)

10.25	Option Agreement dated as of April 4, 2005 between the Company and Paul Neuwirth. (19)

10.26	Option Agreement dated as of April 4, 2005 between the Company and Stephen Yarvis. (19)

10.27	Severance and Consulting Agreement between the Company and John Levy. (19)

10.28	Approval of Bonus Payable to Robert Toro. (19)

10.29	Letter Agreement among the Registrant and the Forest Hill Entities dated February 8, 2005. (20)

10.30	Registration Rights Agreement dated March 21, 2005 by and among MediaBay, Inc. and each of the investors whose names appear on the signature pages thereof. (14)

10.31	Registration Rights Agreement dated March 21, 2005 by and between MediaBay, Inc. and Goldman, Sachs & Co. (14)

10.32	Registration Rights Agreement (No. 1) dated March 19, 2005 by and among MediaBay, Inc., Norton Herrick and Huntingdon Corporation. (14)

10.33	Registration Rights Agreement (No. 2) dated March 19, 2005 by and among MediaBay, Inc., Norton Herrick and Huntingdon Corporation. (14)

10.34
Securities Purchase Agreement dated March 21, 2005 by and among MediaBay, Inc., Satellite Strategic Finance Associates, LLC and the other institutional investors whose names appear on the signature pages thereof, including exhibits and schedules thereto. (14)

10.35	Form of Warrant issued to each Investor pursuant to the Securities Purchase Agreement. (14)

10.36	Form of Preferred Warrant issued to each Investor pursuant to the Securities Purchase Agreement. (14)

10.37	Form of Warrant issued to Satellite Strategic Finance Associates, LLC. (14)

10.38	Form of Warrant issued to Merriman Curhan Ford & Co. (14)

10.39	Form of Key Employee Agreement dated March 21, 2005 between MediaBay, Inc. and each of Jeffrey A. Dittus and Joseph Rosetti. (14)

10.40	Form of Voting Agreement and Proxy dated March 21, 2005 by and among MediaBay, Inc., Norton Herrick and Huntingdon Corporation. (14)

10.41	Agreement dated March 19, 2005 by and among MediaBay, Inc., Norton Herrick and Huntingdon Corporation. (14)

10.42	Letter Agreement dated March 21, 2005 by and among MediaBay, Inc., Forest Hill Select Offshore Ltd., Forest Hill Select Fund, L.P. and Lone Oak Partners L.P. (14)

10.43	Form of Letter Agreement between MediaBay, Inc. and each of Stephen Yarvis, Paul Ehrlich, Paul Neuwirth and Richard Berman. (14)

21.1	Subsidiaries of the Company. (11)

23.1	Consent of Amper Politziner & Mattia, P.C.

23.2	Consent of Deloitte & Touche LLP

23.3	Consent of Blank Rome LLP included in opinion filed as Exhibit 5

24.1	Power of Attorney, included in the signature page of this Registration Statement

(1)	Incorporated by reference to the applicable exhibit contained in our Registration Statement on Form SB-2 (file no. 333-30665) effective October 22, 1997.
(2)	Incorporated by reference to the applicable exhibit contained in our Definitive Proxy Statement dated February 23, 1999.
(3)	Incorporated by reference to the applicable exhibit contained in our Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 1999.
(4)	Incorporated by reference to the applicable exhibit contained in our Registration Statement on Form SB-2 (file no. 333-95793) effective March 14, 2000.
(5)	Incorporated by reference to the applicable exhibit contained in our Definitive Proxy Statement dated May 23, 2000.
(6)	Incorporated by reference to the applicable exhibit contained in our proxy statement dated September 21, 2001.
(7)	Incorporated by reference to the applicable exhibit contained in our Current Report on Form 8-K for the reportable event dated January 18, 2002.
(8)	Incorporated by reference to the applicable exhibit contained in our Annual Report on Form 10-K for the year ended December 31, 2002.
(9)	Incorporated by reference to the applicable exhibit contained in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003.
(10)	Incorporated by reference to Exhibit 10.32 contained in our Annual Report on Form 10-K for the year ended December 31, 2002.
(11)	Incorporated by reference to the applicable exhibit contained in our Annual Report on Form 10-K for the year ended December 31, 2003.
(12)	Incorporated by reference to the applicable exhibit contained in our Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2004.
(13)	Incorporated by reference to the applicable exhibit contained in our Definitive Proxy Statement dated November 16, 2004.
(14)	Incorporated by reference to the applicable exhibit contained in our Current Report on Form 8-K for the reportable event dated June 10, 2005.
(15)	Incorporated by reference to the applicable exhibit contained in our Current Report on Form 8-K for the reportable event dated July 7, 2005.
(16)	Incorporated by reference to the applicable exhibit contained in our Current Report on Form 10-Q for the quarterly period ended June 30, 2005.
(17)	Incorporated by reference to the applicable exhibit contained in our Current Report on Form 8-K for the reportable event dated April 7, 2005.
(18)	Incorporated by reference to the applicable exhibit contained in our Current Report on Form 8-K for the reportable event dated May 3, 2005.
(19)	Incorporated by reference to the applicable exhibit contained in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005.
(20)	Incorporated by reference to the applicable exhibit contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2004.
(21)	Incorporated by reference to the applicable exhibit contained in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002.
(22)	Incorporated by reference to the applicable exhibit contained in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005.

(b)    Financial Statement Schedules

Schedule II - Valuation and Qualifying Accounts

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)    To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)    That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(A)    Each prospectus filed by a Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)    Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which the prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

That, for the purpose of determining liability of a Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, each undersigned Registrant undertakes that in a primary offering of securities of an undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)    Any preliminary prospectus or prospectus of an undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of an undersigned Registrant or used or referred to by an undersigned Registrant;

(iii)    The portion of any other free writing prospectus relating to the offering containing material information about an undersigned Registrant or its securities provided by or on behalf of an undersigned Registrant; and

(iv)    Any other communication that is an offer in the offering made by an undersigned Registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, in the Town of Cedar Knolls, State of New Jersey, on the 19th day of January 2006.

MEDIABAY, INC.

By:	/s/ ROBERT TORO

Name: Robert Toro Title: Chief Financial Officer and Senior Vice President of Finance

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-1 was signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/	Director and Chairman	January 19, 2006
Joseph R. Rosetti

/s/	Director and Chief Executive Officer (Principal Executive Officer)	January 19, 2006

Jeffrey Dittus

/s/	Chief Financial Officer and Senior Vice President of Finance	January 19, 2006
Robert Toro	(Principal Financial and Accounting Officer)

/s/	Director	January 19, 2006
Daniel Altobello

/s/	Director	January 19, 2006
Richard Berman

/s/	Director	January 19, 2006
Robert B. Montgomery

/s/	Director	January 19, 2006
Marshall C. Phelps

/s/	Director	January 19, 2006
Carl U.J. Rossetti

By Attorney-in-fact

/s/ Robert Toro
Robert Toro
Attorney-in-fact

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
For the years ended December 31, 2004, 2003 and 2002

	Balance Beginning of Period	Amounts Charged to Net Income	Amounts Acquired	Write-Offs Against Reserves	Balance End of Period
Allowances for sales returns and doubtful accounts:
Year Ended December 31, 2004	$4,446	6,192	—	7,930	2,708
Year Ended December 31, 2003	$5,325	20,900	—	21,779	4,446
Year Ended December 31, 2002	$4,539	18,793	—	18,007	5,325

Valuation allowance for Federal and State deferred tax assets
Year Ended December 31, 2004	$23,826	14,753	6,361	—	44,940
Year Ended December 31, 2003	$21,911	1,471	—	446	23,826
Year Ended December 31, 2002	$20,563	550	—	798	21,911

S-1

EXHIBIT INDEX

Exhibit Number	Description

3.1	Restated Articles of Incorporation of the Registrant. (1)

3.2	Articles of Amendment to Articles of Incorporation. (3)

3.3	Articles of Amendment to Articles of Incorporation. (4)

3.4	Articles of Amendment to Articles of Incorporation of the Registrant filed with the Department of State of the State of Florida on January 18, 2002. (7)

3.5	Articles of Amendment to Articles of Incorporation of the Registrant filed with the Department of State of the State of Florida on May 7, 2003. (9)

3.6	Amendment to the Articles of Incorporation of MediaBay, Inc. regarding the designation of the Series D Preferred Stock. (14)

3.7	Articles of Amendment to the Articles of Incorporation of MediaBay, Inc. filed with the Department of State of the State of Florida on May 3, 2005. (18)

3.8	Articles of Amendment to the Articles of Incorporation of MediaBay, Inc. filed with the Department of State of the State of Florida on October 20, 2005 (22)

3.9	Amended and Restated By-Laws of the Registrant. (8)

5	Opinion of Blank Rome LLP as to the legality of the securities being registered.

10.1	1997 Stock Option Plan. (1)

10.2	1999 Stock Incentive Plan. (2)

10.3	2000 Stock Incentive Plan. (5)

10.4	2001 Stock Incentive Plan. (6)

10.5	2004 Stock Incentive Plan. (13)

10.6	Form of 2004 Stock Incentive Plan Non-Qualified Stock Option Agreement for Officers. (16)

10.7	Form of 2004 Stock Incentive Plan Non-Qualified Stock Option Agreement for Directors. (16)

10.8	Letter Agreement between the Registrant and Norton Herrick entered into in November 2002. (10)

10.9	Indemnification Agreement dated as of November 15, 2002 between the Registrant, MEH Consulting Services. Inc. and Michael Herrick. (8)

10.10	Indemnification Agreement dated as of November 15, 2002 between the Registrant and Norton Herrick. (8)

10.11	Termination Agreement dated as of March 8, 2004 among XNH Consulting Services, Inc., the Registrant and Norton Herrick. (11)

10.12	Employment Agreement between the Registrant and Jeffrey Dittus dated June 6, 2005. (14)

10.13	Employment Agreement between the Registrant and Joseph Rosetti dated June 6, 2005. (14)

10.14	Employment Agreement between the Registrant and John Levy dated June 6, 2005. (14)

10.15	Employment Agreement between the Registrant and Robert Toro dated June 6, 2005. (14)

10.16	Amendment No. 1 dated July 5, 2005 to Employment Agreement between the Registrant and Jeffery Dittus dated June 6, 2005. (15)

10.17	Employment Agreement between the Registrant and Patricia Campbell dated April 1, 2005 (effective April 4, 2005. (17)

10.18	Employment Agreement between the Registrant and Howard Herrick dated October 30, 2002. (21)

10.19	Option Agreement dated as of April 4, 2005 between the Company and Jeffrey Dittus. (19)

10.20	Option Agreement dated as of April 4, 2005 between the Company and Joseph Rosetti. (19)

10.21	Option Agreement dated as of April 4, 2005 between the Company and Robert Toro. (19)

10.22	Option Agreement dated as of April 4, 2005 between the Company and Patricia Campbell. (19)

10.23	Option Agreement dated as of April 4, 2005 between the Company and Daniel Altobello. (19)

10.24	Option Agreement dated as of April 4, 2005 between the Company and Richard Berman. (19)

10.25	Option Agreement dated as of April 4, 2005 between the Company and Paul Neuwirth. (19)

10.26	Option Agreement dated as of April 4, 2005 between the Company and Stephen Yarvis. (19)

10.27	Severance and Consulting Agreement between the Company and John Levy. (19)

10.28	Approval of Bonus Payable to Robert Toro. (19)

10.29	Letter Agreement among the Registrant and the Forest Hill Entities dated February 8, 2005. (20)

10.30	Registration Rights Agreement dated March 21, 2005 by and among MediaBay, Inc. and each of the investors whose names appear on the signature pages thereof. (14)

10.31	Registration Rights Agreement dated March 21, 2005 by and between MediaBay, Inc. and Goldman, Sachs & Co. (14)

10.32	Registration Rights Agreement (No. 1) dated March 19, 2005 by and among MediaBay, Inc., Norton Herrick and Huntingdon Corporation. (14)

10.33	Registration Rights Agreement (No. 2) dated March 19, 2005 by and among MediaBay, Inc., Norton Herrick and Huntingdon Corporation. (14)

10.34
Securities Purchase Agreement dated March 21, 2005 by and among MediaBay, Inc., Satellite Strategic Finance Associates, LLC and the other institutional investors whose names appear on the signature pages thereof, including exhibits and schedules thereto. (14)

10.35	Form of Warrant issued to each Investor pursuant to the Securities Purchase Agreement. (14)

10.36	Form of Preferred Warrant issued to each Investor pursuant to the Securities Purchase Agreement. (14)

10.37	Form of Warrant issued to Satellite Strategic Finance Associates, LLC. (14)

10.38	Form of Warrant issued to Merriman Curhan Ford & Co. (14)

10.39	Form of Key Employee Agreement dated March 21, 2005 between MediaBay, Inc. and each of Jeffrey A. Dittus and Joseph Rosetti. (14)

10.40	Form of Voting Agreement and Proxy dated March 21, 2005 by and among MediaBay, Inc., Norton Herrick and Huntingdon Corporation. (14)

10.41	Agreement dated March 19, 2005 by and among MediaBay, Inc., Norton Herrick and Huntingdon Corporation. (14)

10.42	Letter Agreement dated March 21, 2005 by and among MediaBay, Inc., Forest Hill Select Offshore Ltd., Forest Hill Select Fund, L.P. and Lone Oak Partners L.P. (14)

10.43	Form of Letter Agreement between MediaBay, Inc. and each of Stephen Yarvis, Paul Ehrlich, Paul Neuwirth and Richard Berman. (14)

21.1	Subsidiaries of the Company. (11)

23.1	Consent of Amper Politziner & Mattia, P.C.

23.2	Consent of Deloitte & Touche LLP

23.3	Consent of Blank Rome LLP included in opinion filed as Exhibit 5

24.1	Power of Attorney, included in the signature page of this Registration Statement

*	Previously filed
(1)	Incorporated by reference to the applicable exhibit contained in our Registration Statement on Form SB-2 (file no. 333-30665) effective October 22, 1997.
(2)	Incorporated by reference to the applicable exhibit contained in our Definitive Proxy Statement dated February 23, 1999.
(3)	Incorporated by reference to the applicable exhibit contained in our Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 1999.
(4)	Incorporated by reference to the applicable exhibit contained in our Registration Statement on Form SB-2 (file no. 333-95793) effective March 14, 2000.
(5)	Incorporated by reference to the applicable exhibit contained in our Definitive Proxy Statement dated May 23, 2000.
(6)	Incorporated by reference to the applicable exhibit contained in our proxy statement dated September 21, 2001.
(7)	Incorporated by reference to the applicable exhibit contained in our Current Report on Form 8-K for the reportable event dated January 18, 2002.
(8)	Incorporated by reference to the applicable exhibit contained in our Annual Report on Form 10-K for the year ended December 31, 2002.
(9)	Incorporated by reference to the applicable exhibit contained in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003.
(10)	Incorporated by reference to Exhibit 10.32 contained in our Annual Report on Form 10-K for the year ended December 31, 2002.
(11)	Incorporated by reference to the applicable exhibit contained in our Annual Report on Form 10-K for the year ended December 31, 2003.
(12)	Incorporated by reference to the applicable exhibit contained in our Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2004.
(13)	Incorporated by reference to the applicable exhibit contained in our Definitive Proxy Statement dated November 16, 2004.
(14)	Incorporated by reference to the applicable exhibit contained in our Current Report on Form 8-K for the reportable event dated June 10, 2005.
(15)	Incorporated by reference to the applicable exhibit contained in our Current Report on Form 8-K for the reportable event dated July 7, 2005.
(16)	Incorporated by reference to the applicable exhibit contained in our Current Report on Form 10-Q for the quarterly period ended June 30, 2005.
(17)	Incorporated by reference to the applicable exhibit contained in our Current Report on Form 8-K for the reportable event dated April 7, 2005.
(18)	Incorporated by reference to the applicable exhibit contained in our Current Report on Form 8-K for the reportable event dated May 3, 2005.
(19)	Incorporated by reference to the applicable exhibit contained in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005.
(20)	Incorporated by reference to the applicable exhibit contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2004.
(21)	Incorporated by reference to the applicable exhibit contained in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002.
(22)	Incorporated by reference to the applicable exhibit contained in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005.